
02029720

2001 Annual Report

MANOR CARE INC
ARLS
P.E 12/31/01



Committed to Care and Caring



ManorCare



We, the employees of Manor Care, are dedicated to providing the highest quality in health care services. By ensuring that residents, patients and clients live with the greatest dignity and comfort possible, we will establish Manor Care as the preeminent care provider, committed to standards of performance which serve as the hallmark of the industry.

This level of performance will require:

- Employee commitment to excellence in health care.
- Attractive, highly functional facilities.
- Clear, appropriate and measurable performance targets.
- A healthy working atmosphere based on sound, uniform policies; clear direction and lines of authority; a responsive management; and unsurpassed employee training.

Satisfying the needs of our most discriminating customers is the truest indicator of how well we are meeting these standards. By meeting them consistently, we will further the success of this enterprise and enhance the future for us all. As members of the Manor Care team, our exceptional performance will create the greatest possibility for personal development and recognition. Through our success, the company will continue to grow and broaden its opportunities in diverse health care markets.

We are committed to care – and caring. Our quality of caring is a tribute to our employees who put smiles on patients' faces and provide the personal touch that is a critical part of the treatment process. Patients, residents and clients receive care from someone who not only cares for them, but cares about them. Our skilled nursing centers and subacute medical and rehabilitation programs offer professional, cost-effective, short- and long-term solutions for those recovering from surgery, getting back on their feet after a serious injury or suffering from debilitating illnesses. Rehabilitative therapy for virtually any level of need is offered both in our centers and on an outpatient basis. We are also a recognized leader in caring for those with Alzheimer's disease and related forms of dementia. If the health of a patient improves to the point that he or she is able to return home or to an assisted living center, our home care services help make the transition easier. We are also a leading provider of hospice care services in major markets across the country.

Who We Are

Manor Care, Inc., through its operating group HCR Manor Care, is the leading owner and operator of long-term care centers in the United States. Our 59,000 employees have made us the preeminent care provider in the industry. High-quality care for patients, residents and clients is provided through a network of more than 500 long-term care centers, assisted living facilities, outpatient rehabilitation clinics and home health care offices. Alliances and other ventures supply high-quality pharmaceutical products and management services for professional organizations. The company operates primarily under the respected Heartland, ManorCare and Arden Courts names.

Contents

Forward-Looking Information

Statements contained in this annual report that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the company with the Securities and Exchange Commission and include changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, changes in the competitive marketplace, and changes in current trends in the cost and volume of general and professional liability claims. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.



Rehabilitation

Rehabilitation services are provided in each of our skilled nursing centers; in more than 95 outpatient clinics; and at work sites, schools, homes, hospitals and other off-site locations. Licensed therapists provide physical, speech, respiratory and occupational therapy for patients recovering from major surgery; strokes; heart attacks; workplace and sports injuries; neurological and orthopedic conditions; and other illnesses, injuries and disabilities. Therapists also work with companies on training programs – for such areas as correct lifting and carrying techniques – to minimize employee workplace injuries.



Home Care and Hospice

Oftentimes, patients do not require the level of care offered by a hospital or skilled nursing center. We provide a spectrum of services to assist individuals who want to remain in their homes and receive the medical and related care they need to function. Our hospice services provide clinical care and education, counseling and other resources for those in the last stages of their lives and their families. Services are provided in people's homes and in skilled nursing centers.



Assisted Living

Dedicated units within our skilled nursing centers, as well as stand-alone assisted living centers, provide a home-like, residential setting. Residents live independently while receiving personal care assistance as needed for general activities of daily living such as dressing, bathing, meal preparation and medication management. A broad spectrum of social/recreational activities is also integral to the assisted living experience.

Skilled Nursing Care



Experienced professionals provide physician-prescribed comprehensive health care around the clock. High-quality medical care through registered and licensed practical nurses; certified nursing assistants; and physical, occupational and speech therapists is complemented by social services; therapeutic recreational activities; and dietary, housekeeping and laundry services. Programs are designed to help patients and residents achieve their highest level of functional independence.

Subacute Medical/Rehabilitation Care



Our InterMed and MedBridge subacute programs offer cost-effective, short-term alternatives to hospital stays. Hospital stays are shortened or eliminated by our providing medical and rehabilitation programs for patients recovering from major surgery; severe injury; or serious cardiovascular, respiratory, infectious, endocrine or neurological illnesses. We also provide a full range of services to help manage chronic diseases, such as diabetes and arthritis, and combinations of these diseases. Patients recover in a supportive environment designed to speed recovery and return to the community.

Alzheimer's Care



We are an industry leader in providing care for those with Alzheimer's disease and other dementias. Residents are supported by a consistent, planned and sequenced daily schedule in a protected, low-stress, success-oriented environment. Alzheimer's residents in early, middle and advanced stages of the disease receive specialized care and programs from highly trained staff in our freestanding Arden Courts facilities and in dedicated Arcadia and Thalia units within many of our skilled nursing centers.

Letter from the President

We expected the year 2001 to be a breakout year following major change in our industry, and our expectations were realized. For each quarter, we achieved significant revenue and operating improvement over the previous year's quarter. This was the result of our multifaceted growth strategy, which gains its power from doing the basics well and taking advantage of the opportunities that our financial strength provides.



Paul A. Ormond, Chairman, President and Chief Executive Officer

During the year, we increased occupancy, shifted our quality mix to take advantage of favorable reimbursement increases, and attacked costs that had been eroding earnings. We focused on broadening our patient base by expanding our ability to provide specialized services and increasing our caregivers' skill set. We increased our skilled nursing capacity in markets where we could leverage our preferred provider position. We grew our home health and hospice business into a major force in the industry. We opened new Alzheimer's assisted living centers and outpatient therapy clinics to further integrate our operations. We generated significant cash, which enabled us to finance growth, pay down more than 10 percent of our debt and repurchase more than $40 million worth of our stock.

Our cost issues did not disappear in 2001, but progress was made on two important fronts – labor rates and general and professional liability expenses. Our rate of labor cost increases continued to moderate throughout the year, and we were able to achieve a steady decline in the use of agency. By year-end, more than 75 percent of our centers were agency-free, and our agency costs had been cut in half.

Managing our labor costs is a three-pronged effort – hiring, training and retaining. Although the job market remained tight for most of the year, the programs we have nurtured the past couple of years began to pay dividends in 2001. Our hiring successes were led by our proactive partnerships in national initiatives such as the Job Corps, a partnership that in 2001 included laying the groundwork for ventures with schools turning out licensed practical nurses. We also successfully applied global sourcing in hiring nurses and are expanding these efforts in 2002.

Education programs have not only increased the skill level of employees, but have created career ladders for those wishing to advance. We are pioneering e-learning in our industry as a way to speed access to education programs and more rapidly increase skills. We have invested considerable resources to define learning paths and the best ways to deliver learning. Communications have been increased to employees through a series of newsletters and online information, which has helped with both education and retention.

Financial Highlights

	2001	2000	1999
		(In millions)	
Revenues [a]	$ 2,694.1	$ 2,380.6	$ 2,135.3
Net cash provided by operating activities	$ 283.4	$ 210.1	$ 137.1

(a) Revenues include In Home Health, Inc. (IHHI) in 2001 and 2000 and exclude IHHI in 1999. See Note 1 to consolidated financial statements for additional discussion.

At year-end, we had to increase our accruals for general and professional liability claims, primarily for claims in 1999 and earlier. But during 2001, we also saw some progress made in leveling the playing field for long-term care providers in Florida where claims activity far exceeds national averages. We are hopeful that the measure of tort reform implemented near year-end in Florida will be just the first step in reducing the long-term care industry's current litigation burden.

Our Multifaceted Approach to Growth

We have found that sticking to basics and maintaining our commitment to the strategies that have made us a leading health care provider remains a solid roadmap for continuing growth and success. We are not dependent on acquiring our growth, although our financial strength uniquely positions us to take advantage of opportunities that fit our growth strategies. We will continue to focus on several key areas:

• **Margin Improvement.** Our employees are focused on census, which drives revenue and earnings growth. In 2001, our revenues increased by over $300 million due to increased occupancy, reimbursement rate increases and growth of ancillary businesses. The strides that we have made in cost management are also translating into significant bottom line improvement. Our ability to serve the broadest spectrum of patients provides us the opportunity to grow both revenue and earnings on several fronts. This growth, plus our success in managing costs, will continue to help us improve margins and give us momentum going into 2002.

• **Expansion of Subacute and Specialty Services.** Today, many of the patients we serve need only a few days or weeks of rehabilitation or skilled care as a result of surgery, injury or serious illness. Over the past several years, we have positioned ourselves as a cost-effective provider of short-term medical and rehabilitation care. We have shown we have a cost advantage in supplying the level of skill required to achieve successful outcomes and return these patients home or to a lower level of care such as assisted living. We have also carved out a niche as a company committed to caring for patients with complex medical conditions. We continue to invest time, skill and money to expand our ability to offer specialty services in areas such as organ transplants, oncology, wound treatment, chronic diseases, AIDS and head injuries.

• **Vertical Integration.** Much of our growth will come through building up current services, as well as acquiring complementary assets. When we acquired In Home Health at the end of 2000, we knew that combining these assets with our own and applying our management skills would accelerate the growth of our home health and hospice business. In 2001, this business provided a significant earnings contribution, and revenues increased by over 25 percent. We opened three new home health offices, and began to more broadly serve the vast number of patients in need of hospice who traditionally have been overlooked.

During the year, we also opened nine new outpatient therapy clinics. Outpatient rehabilitation is an extension of our core business, and part of our growth strategy is to grow our outpatient capabilities at the same time we expand inpatient services. We are positioned as an efficient provider of therapy services, which has enabled us to become a provider of choice for all age groups, not just the elderly, and to provide these rehabilitation services in a wide array of environments.

• **New Construction.** We have the cash to build new centers, expand existing centers and make selective acquisitions. During the past year, we opened a new nursing center and Alzheimer's assisted living center, acquired the rights to two additional nursing centers, and completed seven nursing home expansions. Three additional assisted living centers are under construction, and 14 expansions are under way. We also acquired the rights to and are operating 13 assisted living centers that were part of a development joint venture. New centers opened in the past 18 months did not contribute to our earnings improvement in 2001, but these assets will be important contributors in 2002 and beyond.

• **Alliances.** Alliances give us the opportunity to grow without owning all the assets. Our financial strength, infrastructure and management skills make us a desirable partner for health care industry initiatives. While keeping our management resources focused on our core services and primary markets, we will also seek out profitable investment and partnering opportunities.

Caring Culture Makes It Possible

Success in 2001 would not have been possible without the caring culture that has been the cornerstone of our existence from the very beginning. Our employees provide quality care in a caring environment. This is not just a catchy phrase to stick in an annual report – it is truly a way we differentiate ourselves in our industry. Everyone says they care, but we can back it up with more than 13 years of comprehensive training.

The vehicle for this learning has been our Circle of Care® program which immerses employees in 11 hours of learning that shows them how to listen to, understand and help all with whom they come in contact. Circle of Care is a philosophy that pervades our entire organization and is required education for each employee. Working in the nursing home environment is hard and stressful, and the Circle of Care encourages employees to go the extra mile and give their best effort in meeting the needs of our patients, residents and clients. At the same time, it provides support for employees and promotes pride in their work. This helps us gain the positive outcomes that lead to increased census. Ultimately, it is how well our employees care that determines how well we do as a company, and our employees are to be commended for their level of caring in 2001.

The Right Course

By almost any measure, 2001 was a strong year for Manor Care. Revenue increased by more than 13 percent. Net income before charges was up by more than 40 percent. We generated cash of $283 million, a 35 percent increase. We maintained a strong occupancy level while expanding capacity in key regional markets. We achieved a significant shift in patient mix that enabled us to take better advantage of reimbursement rate increases. We experienced the beginnings of some major cost relief as actions on several fronts realized positive results. We expanded our capabilities through acquisition. In short, we grew.

We achieved these results because we were able to consistently deliver efficient services and to realize patients' desired outcomes. We will continue to achieve these results and continue to grow, not only because we are meeting our customers' needs and managing our businesses better, but because we are investing to create opportunities for the future. Our multi-faceted growth strategies have us positioned to again achieve strong growth in 2002, and our fundamentals, strategic approach and financial stability should sustain us for years to come.

During the year, our 59,000 employees provided continuing proof that we have enormous potential to create both customer and shareholder value. I thank them for their strong commitment to the care of our patients, residents and clients. Their dedication will provide the impetus for the coming year, a year I am confident will once again reinforce that we are on the right course for growth.



Paul A. Ormond
Chairman, President and Chief Executive Officer



Tears of Joy

Anna was admitted to a Heartland nursing center in West Virginia following a stay at a local hospital after a stroke. Due to her medical condition, which included a low cardiac status, Anna's prognosis was not very good. What food she was able to take was through a feeding tube in her stomach due to her inability to swallow. In fact, her family had been told at the hospital that her life expectancy was less than 30 days.

Although there were nursing facilities closer to the family home in Virginia, Anna's family chose Heartland because of its fine reputation. The therapy staff at Heartland found that Anna was severely limited in her ability to move around, to speak and to take part in the activities of daily living. Plus, her memory was failing.

Even with these deficits, the team at Heartland found Anna to be a motivated patient. The nursing and therapy teams worked with her in a wide variety of areas, achieving steady progress, as Anna maintained her very positive attitude. A little over 30 days after arriving at Heartland, for what were supposed to be her last 30 days, Anna was again eating solid foods and her feeding tube was removed. A speech therapist worked with her to improve her speech patterns. Her speech improved, but her tears of joy expressed more than any words could.

Soon, Anna was walking all around the nursing center with the aid of a quad cane. She was able to resume bathing and dressing herself. Her memory also improved. A little over two months after having been admitted to Heartland, Anna was able to return home to her family. Three weeks after that, she traveled to Florida to visit her son.

Anna noted that the staff at Heartland treated her well and that she liked everyone very much. "They really treated me like I was number one." She said she even enjoyed the therapy. Her daughter added, "I was so pleased with the personal care. The warmth meant so much to my mom."

Committed to Care and Caring in Skilled Nursing

The Changing Demographics

Manor Care annually provides skilled nursing care to tens of thousands of patients through approximately 300 nursing centers in 31 states. The past five to 10 years, however, have witnessed a considerable change in the demographics of this patient base. Part of this has been due to changes in the health care insurance system. In the past, people who had surgeries, debilitating illnesses or serious injuries spent their recovery time in the hospital. Today, hospital stays are comparatively short as patients stay only a few days, even after major heart surgery. Generally, people still require medical assistance with their recovery, but recovery time is spent in a skilled nursing center or often – with home care services – at home or in an assisted living facility.

Ten years ago, because the seriously injured or sick were in a hospital, the typical skilled nursing center resident more resembled the assisted living resident of today. For the most part, this resident required little medical care, and, if more complex medical care were needed, the person would go to the hospital. A major demographic change is that the typical patient in our skilled nursing centers today is sicker and more frail than in the past. Many require complex medical care, very similar to that provided in a hospital. Potential patients today also have a wide array of alternatives to choose among, such as home health care, which can delay their need to enter a skilled center until they require more complex medical care.

A second demographic change is an increase in shorter-term patients. Many, and maybe even most, people perceive a nursing center as a place where one goes to spend his or her final days. While for many a nursing center is their final home, a large percentage of our patients stay only a few weeks – whatever rehabilitation time is required to enable them to move to a lower level of care such as home or assisted living. These patients tend to be younger (under 65) – ones who might have been injured at work, had surgery or are recovering from a serious illness – and usually still require a high level of medical care. But in the past couple of years, we have also experienced a higher incidence of people in the 65 to 85 age bracket who come into our centers, receive rehabilitation therapy and return home. The subacute medical units of our nursing centers offer a more cost-effective alternative to the hospital, while providing a comparable level of professional skill on a daily basis with documented results.

We have responded to these demographic changes with a work force of more highly skilled caregivers. Today, just as in a hospital, registered and licensed practical nurses and certified nursing assistants provide the majority of the daily care. Physicians and nurse practitioners also have much greater involvement in patients' treatment plans.

We are continually investing in the development of our professional staff and increasing its clinical capabilities through specialized training and education. A unique education program in the long-term care industry is our Nursing Leadership Development Program. This is a year-long, six-tiered, core competency guided learning experience that provides a management development course for our directors of nursing and a career ladder for those with the potential to become directors of nursing. The program is proving to offer a competitive advantage in nurse retention and higher quality care.



Age Is No Handicap

Most people might not brag about shooting 101 on the golf course, but if you are 101 years old and still teeing off, that's something else entirely. Walter, a resident at a ManorCare Health Services center in South Carolina, told the staff that he wanted to play another round of golf, something he had done twice a week until he was 99. The staff put together a special Heart's Desire outing at the University of South Carolina's University Club, where Walter once again exhibited the golf grip and stance that used to help him score in the 80s.

Formerly a barber in Spartanburg, South Carolina, Walter once cut Strom Thurmond's hair "when Senator Thurmond was a boy." On his most recent outing, Walter was named an honorary Gamecock and given a cap, shirt and a dozen golf balls. He also had his picture taken on the third hole, where he had his best shot of the day.

According to Walter, "You learn something every time you play. That's why it's such a great game. It's such a social game. I've made more friends through golf than in any other way." A game of golf was the obvious choice for Walter's Heart's Desire, because as Walter put it, "Life and golf go together wonderfully, and you enjoy being with good friends."

Achieving Quality Care

From the time a patient enters the front door of one of our centers, our goal is to help him or her achieve the highest quality of life possible. To accomplish this goal, we have developed our Quality of Life program series that focuses on reaching each patient's highest practicable level of well-being.

Each Quality of Life program has been developed as part of an interdisciplinary process that identifies a clinical challenge and then thoroughly researches all related literature to put in place a systematic treatment plan. Clinical research studies, case studies and current standards of practice build program content. Beta testing in select centers validates each program and, with field staff input, provides refinements before rollout to all centers. For rollout, a core curriculum is created for each level of staff. Upon completion of training, employees demonstrate comprehension and ability through a competency exam.

Quality of Life programs being used in our centers today cover a number of areas including management programs for skin care, nutrition, incontinence, pain and behavior. As an example of intervention methods, our falls management program provides the steps for identifying those residents at risk for falling. The resident's attending physician and our professional care team then work collaboratively to identify ways to minimize this risk. At the same time, staff promotes the patient's mobility and autonomy. Various innovative solutions are provided, along with a mechanism to investigate and determine the root cause of a patient's falls.

To further emphasize the programs and ingrain their principles, a Quality of Life Champion's program has been developed. This program recognizes an employee's exceptional knowledge or skill in a particular program, and provides advanced training to raise expertise to an even higher level. Upon achieving the desired proficiency level, the champion is responsible for helping increase the knowledge level of other employees.

Measurable Outcomes

A key strategy as we continue to increase our percentage of Medicare and managed care post-acute patients is to differentiate Manor Care from others in the marketplace. Why should patients, families, physicians, hospital discharge planners or insurers choose us? Many providers in the industry, including Manor Care, can hand out glossy brochures, offer well-appointed rooms and point to a pleasing ambiance. But when a loved one needs short-term rehabilitation to recover from a stroke, heart surgery or a hip replacement, are these what matter most?

The single most important criterion for selecting post-acute medical rehabilitation is the expertise of the clinical team. Ultimately, it is the physicians, therapists and nurses who will help patients achieve their recovery goals. This selection of a clinical team to guide a patient's rehabilitation is a critical decision, at a critical time. Therefore, before choosing a post-acute provider, consumers, referrers and insurers should examine evidence of that provider's clinical success and its commitment to clinical excellence.

- What percentage of patients return successfully to the community?
- How much rehabilitation progress do patients make?
- To what extent are treatment targets achieved?
- When patients are discharged home, to what extent do they feel prepared to manage their care needs?



Her Family

Sharon spent 12 years as a resident of a Heartland center in Ohio. She came to us suffering from multiple sclerosis. During her stay, she lost her father, mother and grandmother. The staff at Heartland essentially became her family.

Eventually Sharon became confined to her bed, and any movement was extremely restricted. She also had considerable difficulty communicating her needs, but several of our staff members learned to communicate with her over time. Simple signs, sounds and gestures turned into understood conversation. After spending time in our center, Sharon's illness resulted in a hospital stay. It was soon learned that due to the hospital staff's inability to communicate with her, she was not eating or drinking adequately.

When the Heartland staff became aware of the problem, several staff members took turns visiting Sharon to be certain she was receiving the nourishment she needed. Sharon eventually became well enough to return to Heartland and ultimately chose not to return to the hospital, but to live out the time she had left among the people she considered her family.

These are among the key outcome indicators that Manor Care measures and reports to patients, referrers and insurers. Outcomes are the true measure, and we believe our outcomes consistently match and often exceed those of rehabilitation hospitals and similar providers. Feedback from major insurers and medical centers whose patients we serve indicates that the breadth and depth of our performance measurements set us apart from other post-acute providers. We believe that no other skilled nursing center or rehabilitation hospital takes as comprehensive approach to measuring outcomes in as many areas of post-acute care as we do.

The data gathered by our clinical teams enable us to:

- Guide and measure individual patient progress toward defined, objective outcomes.
- Compare our cost-effectiveness and efficiency to regional samples of rehabilitation hospitals and post-acute skilled nursing centers.
- Document how our actual performance measures up to vital treatment goals.
- Improve our capability to study patient outcomes – and the best practices that produce them.

We share this information with hospital discharge planners, doctors and insurers, as well as patients and their families, to help guide the choice of the best post-acute alternative. Manor Care is committed to helping patients, referrers and insurers make better post-acute care decisions based on evidence of successful patient outcomes.

Committed to Caring, Really Caring

The successful outcomes we achieve with our patients are the result of the skill set of our clinical professionals and our unique program called the Circle of Care®. Circle of Care is a company philosophy that focuses on how we treat one another – our residents and their families, and also those we work with, family, friends and anyone else with whom we come into contact. The program comprises 11 hours of interactive training utilizing classes, group discussions, videos and role-playing activities.

Since the program was introduced in 1988, more than 80,000 employees have completed the program's seven educational modules. The modules teach people how to listen, to say the right things at the right time, to understand and effectively use body language, to understand what motivates the activities of families, to help ensure patients and their families are satisfied guests, and, importantly, to feel good about themselves. The Circle of Care helps employees understand the value of the critical care they provide and to take pride in their work.

The "extra mile" employees have taken with patients has resulted in some incredible success stories, a few of which are shared with the photos in this section of our report. A link to more examples can be found on the home page of our website www.hcr-manorcare.com.

A natural progression from the Circle of Care is our Guardian Angel program. Entering a new "home," however temporary that might be, can result in a lot of anxiety and uneasiness. Often, the new patient will not know anyone, so the transition can be difficult. A person entering a nursing center environment needs to feel comfortable with the care he or she is receiving and needs support and encouragement to realize treatment goals.



A Love Story

Frank and Carole have been married for 41 years. Unfortunately, Frank, who is a resident at a ManorCare Health Services center in Pennsylvania, is unable to remember that day in 1959 when the two were married. Frank has Alzheimer's disease.

Over the weeks leading to their 41st anniversary, Frank had forgotten he and Carole were married. Depending on the visit, Frank thought Carole was his mother, grandmother or just a friend who had stopped by to say hello. Carole noted that Frank was often agitated because he believed he was unmarried. "He kept telling me he wanted help to get married," Carole said.

On the day of their anniversary, Carole set off for ManorCare as she had done so many times over the past three years, but this time with cake and ice cream to share with Frank and other residents. When Carole arrived at the center that day, she pointed out to Frank the date on the bulletin board and asked if it meant anything to him. He couldn't see any significance, having lost all knowledge that Carole was his wife. After sitting together for about two hours, Frank turned to Carole and said, "Will you marry me?"

Carole eagerly accepted, but wondered if there was a way the two could actually renew their wedding vows. That's when the ManorCare staff stepped in. Time was of the essence because with his dementia, Frank could easily forget he had even proposed.

A ceremony was organized with staff and residents in attendance and presided over by the center's chaplain. Frank renewed his wedding vows with a loud "I do," and received congratulations from everyone. He was excited to finally be a married man. Asked about what attracted him to his "new" wife, Frank said, "Her personality for one thing. Carole has a good personality."

Alzheimer's has stolen most of Frank's memories, but the ManorCare staff was able to help preserve Frank and Carole's love for each other a little bit longer.

Through this program, when a patient enters our center, he or she is matched with one of our staff members – a Guardian Angel. The Guardian Angel meets with the patient upon admission and regularly thereafter. He or she learns about the patient and gets to know his or her family and friends. The patient and his or her family address any problems or concerns with the Guardian Angel, who acts quickly to rectify any issues. With this approach, concerns are dealt with before they become serious issues, increasing the patient's satisfaction with his or her stay.

Oftentimes, caring simply means recognizing that our patients have a wealth of memories, many of which bring back flashes of joy and happiness. To be able to relive one of these experiences is something that can put a smile on a patient's face and bring the memory closer.

Our Heart's Desire program was created in 1997 to enable patients to relive cherished moments from their pasts. These moments are almost as varied as the number of patients we serve. They can be fond remembrances of simpler, less harrying times, such as meeting with friends at the local fishing hole, taking a wagon ride or cooling off on a hot summer day in a neighborhood pool. It might be something with a little more glitter, such as attending a concert, meeting a favorite movie star or professional athlete, or sitting down for a face-to-face with a person's U.S. congressional representative.

Being able to fulfill a patient's Heart's Desire not only brightens that person's day, but usually the day of the nursing center staff and family members, as well. An example of a Heart's Desire fulfilled at one of our centers this year can be found on page 8, and a link to additional examples can be found on the home page of our website www.hcr-manorcare.com.

Committed to Care and Caring in the Treatment of Alzheimer's

Manor Care is a nationwide leader in providing care to those suffering from Alzheimer's disease or related dementias. Treatment of Alzheimer's disease has received considerably more interest the past few years as its incidence has increased among those over 65 and especially among those over 85. Today, one in 10 over 65 and nearly half of those over 85 suffer from Alzheimer's disease.

Alzheimer's disease occurs in seven stages, and a key to treatment is recognizing when patients move from one stage to another. We have invested heavily in training that enables our caregivers to discern the decline in cognitive ability that comes with each stage and to be able to design, refine and individualize treatment plans as patients move from one stage to the next.

Our customized programs – which focus on a patient's remaining abilities, rather than on those things he or she can no longer do – drive our leadership in Alzheimer's care. It is an emphasis on enabling patients to successfully function as independently as possible, utilizing low-stress, success-oriented activities to minimize frustration and agitation.

We are taking a proactive approach with institutions that are researching innovative methods to support persons with Alzheimer's disease. One such project utilizes a memory recall procedure that gives individuals practice at successfully recalling information over progressively longer time intervals. This research appears to offer strong potential to lengthen selective information recall ability. It may also temporarily blunt the effect of continuous cognitive decline, supporting the individual's remaining ability.



Better Yet Soon

Ron came to a Heartland Health Care Center in Illinois from a large hospital in Iowa City after suffering a stroke. The discharge social worker's report was that Ron was unresponsive, unable to speak, tube-fed and was not expected to live more than three weeks. His wife was beginning the grieving process, preparing to give him up.

The Heartland staff saw Ron as a challenge. Each day they talked to him while caring for him and straightening his room. During his second week at the center, the administrator entered his room as she did on rounds each morning and, as she did each morning, said, "How ya' doing today, Ron?" Each day, there had been no response. Imagine her shock when Ron said, "I'm pretty good today and hope to be better yet soon."

The administrator met Ron's wife in the hall and reported the conversation. Ron's wife was afraid to believe it at first. Within the next two weeks Ron improved greatly. He was upgraded to take food orally. He started an aggressive daily physical therapy regimen and got back on his feet. He began to get up and dress every day. The Heartland center called the hospital Ron had come from to report his progress. They sent a social worker over to see if it was all true.

Before Ron returned home two months after admission, he was on a regular general diet, walking with a walker, joking with everyone and was the recipient of a Heart's Desire. The Heartland center took Ron on a fishing trip to a favorite local lake.

Committed to Care and Caring in Rehabilitation

Our rehabilitation caregivers work hand-in-hand with those providing skilled nursing care. These rehabilitation therapists are trained in the Quality of Life programs and are integral in ensuring the best possible outcomes. They monitor a resident's quality indicators, and, if in a particular category they measure outside the appropriate range, a therapist sets about determining why and devises an appropriate plan of treatment. For example, if a resident were falling more than usual, a screening and evaluation might determine it's a balance issue due to a lack of strength. From this analysis, a rehabilitation program can be created to help improve the resident's strength and improve balance, lessening the chance of another fall.

Achieving the best outcomes is a coordinated team effort of our therapists, clinical staff, and a resident and his or her family. An initial evaluation when a resident enters one of our centers serves as the basis for determining short- and long-term goals. Resident and family input helps ensure commitment to the program of care and a successful outcome. Goals are modified as necessary based on the resident's progress and any changes in his or her health. Therapists serve as coaches, urging residents on and offering support to build their confidence. Recovery from a fractured hip due to a fall can be a scary experience for a resident who is afraid of falling again, and constant encouragement from a therapist/coach can be the difference in whether this resident walks again or not.

Most people entering our centers and a rehabilitation program are looking to return to the community. And, in fact, a large majority of our Medicare patients are discharged to a lower level of care, such as their homes or assisted living centers. After replacement surgery or a serious illness, simple, everyday activities such as getting in and out of a car, going up and down stairs, or walking the dog can be real challenges. Care plans focus on enabling the resident to return to the community prepared to perform these tasks by recreating the actual conditions he or she will encounter. Programs and investments we have made to upgrade rehabilitation capabilities help patients make this transition easier.

To further help with this transition and the recovery process, oftentimes our therapists will make home visits to look for obstacles to successful functioning or ones that might cause potential harm. For example, they might recommend "grab bars" in areas where falls could occur or focus on additional skills or strengthening to accommodate a special need.

Progress is tracked throughout the recovery process. There are regular conferences between residents and therapists, and family members and therapists, to help ensure everyone is up-to-date on current therapy goals and what is needed to achieve them.

The skill set of our therapists is high and has been expanding. With more and more of longer-term residents coming to our centers in a frailer state than in years past, our therapists' skill level has been elevated to one similar to that in a rehabilitation hospital. A primary difference is that our therapists also have to be skilled in the aging process and be able to develop appropriate interventions to keep residents at their highest possible level of functioning as they grow older.

Outpatient Rehabilitation

More than 95 outpatient therapy clinics complement the rehabilitation services we provide in our skilled nursing centers. We pride ourselves on our ability to offer therapy services in a wide variety of environments – our physical, occupational and speech therapists can go virtually anywhere in proximity to our outpatient clinics to serve clients. This includes patients' homes, schools, work sites, hospitals and assisted living facilities. We are able to offer a cost-effective alternative to schools, businesses and other health care providers. In addition, we offer a variety of training programs that help individuals prevent injuries from occurring in the first place.

We are constantly supporting training for our therapists to increase their skill set and fields of specialization. Many have received specializations in areas such as geriatrics and neurology or for treatment of specific parts of the body such as the hand and wrist. Recently, we have added an area of specialization that focuses on a new method for treating "whiplash," a condition often resulting from car accidents and for which conventional treatments have had mixed results.

Committed to Care and Caring in Home Health and Hospice

This past year, we more than doubled the size of our home health and hospice businesses, and we expect these businesses to stay on a rapid growth path.

Home Care

If possible, most people would prefer to remain in the familiar surroundings of their own homes rather than go to a nursing center to recover from an illness or injury. And, in many areas of the country today, state governments are looking at ways to reduce costs by promoting home care alternatives to nursing homes. Our home care staff can offer a broad range of services to meet medical, psychological and general home care needs to assist those who wish to stay in their homes or assisted living residences. Registered and licensed practical nurses can change dressings, run IVs, give injections and perform most other nursing-related tasks. Physical therapists can provide large muscle activities for strengthening. Occupational therapists can help improve small motor functions, such as buttoning a dress, following a stroke. Speech pathologists can help improve speech impairments. Our medical social workers can work with clients on psychosocial issues. And our homemakers can prepare meals, run errands, clean house and provide companionship.

Hospice Care

When someone is in the final stages of his or her life, it is a difficult time for both the patient and his or her family. The focus needs to be on care, not cure. Our approach is one emphasizing palliative care – concentrating on the physical, psychosocial and spiritual needs of our patients and clients. Palliative care is not restricted to those who are dying, because focusing on the wellness of the mind and spirit, as well as the body, can play a healing role at any time one is faced with a chronic illness or serious injury. But when someone is in the last stages of life, holistic interventions play an especially beneficial role.

During these final months, weeks and days, one of the most important considerations is pain management. Our clinicians have expertise in unique methods of pain relief that help promote comfort. There are also emotional and social needs that must be dealt with if patients are truly to be given the opportunity to die with dignity. We are providing the education, counseling and other resources that can help with emotional needs. Many times, family members are less prepared than the patient for death and the grieving process, and our life planning and coping strategies help families through this difficult time.

Oftentimes, patients prefer remaining in their homes during their final days, and we can assist with needed medications, pain management and other services for those who are able to be at home. This might even include training the patient to handle his or her pain management. Our history of providing quality care in a caring environment means that we are also a preferred provider of hospice care for those in nursing centers. Palliative care is combined with clinical programs to offer optimal comfort to a terminally ill patient.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Overview

Manor Care, Inc., which we also refer to as Manor Care, provides a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, home health care, hospice care, and management services for subacute care and rehabilitation therapy.

Long-Term Care. The most significant portion of our business relates to long-term care, including skilled nursing care and assisted living. At December 31, 2001, we operated 299 skilled nursing facilities and 56 assisted living facilities in 32 states with more than 60 percent of our facilities located in Florida, Illinois, Michigan, Ohio and Pennsylvania. Within some of our centers, we have medical specialty units which provide subacute medical and rehabilitation care and/or Alzheimer's care programs.

Growth in our long-term care segment continued as we constructed new facilities. The table below details the activity in the number of skilled nursing and assisted living facilities and beds during the past three years. We have not included in the table (1) 13 assisted living facilities that are held for sale, (2) 16 facilities that we sold in 1999 that were not open at the time of sale or (3) any activity related to managed facilities.

	2001		2000		1999	
	Facilities	Beds	Facilities	Beds	Facilities	Beds
Skilled nursing facilities:						
Built/Acquired/Leased	3	475	—	—	3	414
Closed/Lease expired	—	—	2	349	—	—
Assisted living facilities:						
Built/Acquired	1	60	12	728	12	752
Closed/Sold/Leased to others	1	60	—	—	31	2,602

Home Health and Hospice Care. Our home health and hospice business includes all levels of home care, hospice care and rehabilitation therapy with 81 offices in 19 states. The growth in our home health and hospice business is a result of opening three additional offices and expansion of our hospice client base in 2001, as well as our acquisition of In Home Health, Inc., or IHHI, in 2000, as discussed below.

In 1999, we owned 41 percent of the common stock of IHHI and accounted for our investment under the equity method. In June 2000, we increased our ownership to 61 percent and began consolidating IHHI's results and deducting the minority owners' share of earnings on an after-tax basis, retroactive to January 1, 2000. On December 28, 2000, pursuant to a merger agreement approved by the IHHI stockholders, we purchased the remaining shares of IHHI to increase our ownership to 100 percent.

Health Care Services. We provide rehabilitation therapy in skilled nursing centers of others, hospitals and our 96 outpatient therapy clinics serving the Midwestern and Mid-Atlantic states, Texas and Florida. We provide program management services for subacute care and acute rehabilitation programs in hospitals and skilled nursing centers. We own and operate a general medical/surgical acute care hospital with 172 licensed beds in Texas.

On February 25, 2002, we signed a definitive purchase agreement with Health Management Associates, Inc., or HMA, to sell certain assets of our hospital to a subsidiary of HMA for approximately $80 million in cash. Separately, we will invest $16 million to acquire 20 percent of the HMA entity owning the hospital. We expect the total gain to be $20 million to $30 million, of which 20 percent will be deferred. Simultaneously, we will acquire a 20 percent interest in HMA's entity that recently acquired Medical Center of Mesquite. The transactions are subject to normal regulatory approvals and other standard closing conditions. Closing on the transactions is anticipated in the first half of 2002.

Other Services. We have long-term management contracts with physician practices in the Midwestern states, specializing in vision care and refractive eye surgery. We own a majority of a medical transcription company that converts medical dictation into electronically formatted patient records. Health care providers use the records in connection with patient care and other administrative purposes.

Medicare and Medicaid Payment Changes under the Budget Act. Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that may be charged and reimbursed to care for patients covered by these programs. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997, or the Budget Act, which sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid. The Budget Act contained numerous changes affecting Medicare and Medicaid payments to skilled nursing facilities, home health agencies, hospices and therapy providers, among others.

Medicare reimbursed skilled nursing facilities retrospectively for cost-reporting periods that began before July 1, 1998. Under this system, each facility received an interim payment during the year. The skilled nursing facility then submitted a cost report at the end of each year, and Medicare adjusted the payment to reflect actual allowable direct and indirect costs of services. The Budget Act changed the Medicare payment system to a prospective system in which Medicare reimburses skilled nursing facilities at a daily rate for specific covered services, regardless of their actual cost, based on various categories of patients. The Medicare program phased in this prospective payment system over three cost-reporting periods beginning on or after July 1, 1998. The Budget Act also required a prospective payment system to be established for home health services, which began October 1, 2000. The Budget Act also reduced payments to many providers and suppliers, including therapy providers and hospices, and gave states greater flexibility to administer their Medicaid programs by repealing the federal requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities.

Federal Medicare Payment Legislation. In November 1999, Congress passed the Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999, or BBRA 99. In addition, in December 2000 Congress passed the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA 2000. Both BBRA 99 and BIPA 2000 redress certain reductions in Medicare reimbursement resulting from the Budget Act. Several provisions of BBRA 99 positively affected us, beginning primarily in the latter half of 2000. These favorable provisions include:

- A temporary increase in the payment for certain high-cost nursing home patients, for services provided beginning April 1, 2000. BIPA 2000 amended this provision to redistribute the amounts applicable to rehabilitation patients from three specific categories to all rehabilitation categories. This temporary increase will continue until the Secretary of the Department of Health and Human Services implements a refined patient classification to better account for medically complex patients;
- Increases in federal daily rates by an additional 4 percent per year for the federal fiscal years 2001 and 2002;
- For cost-reporting periods beginning on or after January 1, 2000, skilled nursing facilities were able to waive the prospective payment system transition period and elect to receive 100 percent of the federal daily rate;
- Specific services or items, such as ambulance services in conjunction with renal dialysis, chemotherapy items and prosthetic devices, furnished on or after April 1, 2000, may be reimbursed outside of the prospective payment system daily rate;
- A two-year moratorium on the annual $1,500 therapy cap on each of physical/speech therapy and occupational therapy beginning with services provided on or after January 1, 2000. BIPA 2000 amended this provision, extending the moratorium through December 31, 2002; and
- A delay in the 15 percent reduction in the base payment level for our home health business until October 2001. BIPA 2000 further amended this provision, extending the delay through September 30, 2002. In addition, BIPA 2000 requires that the Government Accounting Office submit a report to Congress by April 1, 2002 analyzing the need to reduce payment limits for home health services by 15 percent.

In addition to the changes noted above, several other BIPA 2000 provisions positively affected us beginning in the second quarter of 2001. These provisions include the following:

- BIPA 2000 increased the skilled nursing facility prospective payment system rates effective October 1, 2000 through September 30, 2001;
- Effective April 1, 2001 and continuing through September 30, 2002, the nursing component of the federal prospective rate increased by 16.66 percent; and
- BIPA 2000 provided a 5 percent increase in rates for hospice services furnished on or after April 1, 2001 through September 30, 2001. This increase continued to apply after fiscal 2001.

Certain of the increases in Medicare reimbursement for skilled nursing facilities provided for under BBRA 99 and BIPA 2000 will sunset in October 2002. Unless Congress enacts additional legislation, the loss of revenues associated with this occurrence could have a material adverse effect on us. If Congress fails to act, we estimate our fourth-quarter 2002 pretax earnings would be reduced by approximately $10 million related to this issue, including the actions we would take to mitigate the reduction in revenues. While Congress could promptly act on this issue, no assurances can be given as to whether Congress will take action, the timing of any action or the form of any relief enacted.

We cannot now predict whether any other changes in reimbursement will be adopted in the future or what effect any other changes, if adopted, would have on us.

Labor. Labor costs, including temporary nursing staffing, account for approximately 64 percent of our operating expenses. We compete with other health care providers to attract and retain qualified or skilled personnel. We also compete with various industries for lower-wage employees. Although we currently do not face a staffing shortage in all markets where we operate, we have used high-priced temporary help to supplement staffing levels in markets with shortages of health care workers. We also implemented certain training and education programs, which have helped with retention of employees. In the fourth quarter of 2001, our temporary staffing costs decreased by over 35 percent in comparison with each of the first three quarters of 2001. If a shortage of nurses or other health care workers occurred in all geographic areas in which we operate, it could adversely affect our ability to attract and retain qualified personnel and could further increase our operating costs.

General and Professional Liability Costs. The significant increase in patient care liability costs in the past two years is a critical issue for our industry. General and professional liability claims for the long-term care industry, especially in the state of Florida, have become increasingly expensive. Industry sources report the average cost of a claim in Florida in 1999 was two and one-half times higher than the rest of the country and increased to three times higher in 2000. Florida industry providers experienced three times the number of claims in 1999 and four times the number of claims in 2000 compared with the national average. The long-term care industry received some assistance with the passage of a measure of tort reform in Florida in May 2001 that became fully effective on October 5, 2001. The industry was not included in previously passed tort reform in Florida, as were other health care providers. The legislation that was passed includes caps on punitive damages, limits to add-on legal fees, tougher rules of evidence and a reduced statute of limitations. While we cannot assure you that the legislative changes will have a positive impact on the current trend, we believe that this will be the first step in reducing the long-term care industry's current litigation burden.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

Receivables and Revenue Recognition. Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by us to be the net realizable value. No individual customer or group of customers accounts for a significant portion of our revenues or receivables. Certain classes of patients rely on a common source of funds to pay the cost of their care, such as the federal Medicare program and various state Medicaid programs. Medicare program revenues for the years prior to the implementation of the prospective payment system and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. We believe that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on certain factors, such as payor types, historical collection trends and aging categories. We calculate our reserve for bad debts based on the length of time that the receivables are past due. The percentage that we apply to the receivable balances in the various aging categories is based on our historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

Impairment of Property and Equipment and Intangible Assets. We evaluate our property and equipment and intangible assets on a quarterly basis to determine if facts and circumstances suggest that the assets may be impaired or the life of the asset may need to be changed. We consider internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses and local market developments. If these factors and the projected undiscounted cash flow of the entity over its remaining life indicate that the asset will not be recoverable, the carrying value will be adjusted to its fair value if it is lower. If our projections or assumptions change in the future, we may be required to record impairment charges not previously recorded for our assets.

General and Professional Liability. Our general and professional reserves include amounts for patient care-related claims and incurred but not reported claims. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we along with our independent actuary develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Our assumptions take into consideration our internal efforts to contain our costs by reviewing our risk management programs, our operational and clinical initiatives, and other industry changes affecting the long-term care market. We also monitor the reasonableness of the judgments made in the prior-year estimation process and adjust our current year assumptions accordingly. We will evaluate the adequacy of our general and professional liability reserves with our independent actuary semi-annually during 2002. We can give you no assurance that this liability will not require material adjustment in future periods.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues. Our revenues increased $313.5 million, or 13 percent, from 2000 to 2001. Our revenues from skilled nursing and assisted living facilities increased $239.6 million, or 12 percent, due to increases in rates – $213.8 million, increases in bed capacity – $17.4 million and increases in occupancy – $8.4 million. Our revenues from the home health business increased $53.0 million primarily because of an increase in hospice services and home health visits.

Our rate increases for the skilled nursing and assisted living facilities related to Medicare, Medicaid and private pay sources. Our average Medicare rate increased 14 percent from $278 per day in 2000 to $317 in 2001 related to BBRA 99 and BIPA 2000 provisions, as well as our higher acuity patients. Our average Medicaid rate increased 7 percent from $108 per day in 2000 to $116 per day in 2001. Private and other rates for our skilled nursing facilities increased 5 percent from $164 per day in 2000 to $172 per day in 2001.

Our bed capacity grew between 2000 and 2001 primarily because we opened two facilities with 180 beds, purchased/leased two facilities with 355 beds and expanded the number of beds in seven facilities in 2001. Our occupancy levels were 86 percent for 2000 compared with 87 percent for 2001. When excluding start-up facilities, our occupancy levels were 87 percent for 2000 and 88 percent for 2001. Our occupancy levels for skilled nursing facilities increased from 87 percent for 2000 to 88 percent for 2001. The quality mix of revenues from Medicare, private pay and insured patients that related to skilled nursing and assisted living facilities and rehabilitation operations remained constant at 67 percent for 2000 and 2001.

Operating Expenses. Our operating expenses in 2001 increased $255.0 million, or 13 percent, compared with 2000. Operating expenses from our home health business increased $42.6 million due to an increase in services and bad debt expense. Operating expenses from skilled nursing and assisted living facilities increased $203.2 million, or 12 percent. We attribute the largest portion of this skilled nursing and assisted living operating expense increase in the amount of $119.3 million to labor costs and temporary staffing.

Our other long-term care operating expense increases included ancillary costs, excluding internal labor, of $23.7 million and general and professional liability expense of $19.4 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients. Our general and professional liability expense increased from $79.2 million in 2000 to $98.6 million in 2001. Our 2001 expense included $60.6 million for our current policy periods and $38.0 million for a change in estimate on policy periods prior to June 2000. Our 2000 expense included $45.6 million for our current policy periods at that time and $33.6 million for prior policy periods. Refer to the overview for our additional explanation of general and professional liability costs.

We had an additional long-term care operating expense of $23.6 million in the fourth quarter of 2001 related to the damage award from the arbitration decision with NeighborCare Pharmacy Services, or NeighborCare. On February 14, 2002, a decision was rendered in an arbitration hearing between NeighborCare, an institutional pharmacy services subsidiary of Genesis Health Ventures, Inc., and us. The decision denies our right to terminate our NeighborCare supply agreements before their expiration on September 30, 2004. The decision requires us to pay damages and certain related amounts of approximately $23.6 million to NeighborCare for profits lost, as well as pre-judgment interest of $1.0 million, as a result of their being precluded from supplying other facilities of ours. The estimated interest cost of $1.0 million was recorded in interest expense. The results of the arbitration will not increase our pharmaceutical costs for the remainder of the supply agreement terms.

General and Administrative Expenses. Our general and administrative expenses, which approximated 4 percent of revenues, increased $11.1 million compared with 2000, primarily as a result of stock appreciation rights, legal expenses, other professional services and general cost increases.

Depreciation and Amortization. Depreciation increased $4.2 million from the prior year because of additional depreciation for our new construction projects and renovation of existing facilities completed in the past year. Amortization increased $2.8 million primarily due to computer software amortization.

Interest Expense. When excluding capitalized interest and $1.0 million of estimated interest from the arbitration decision with NeighborCare, our interest expense decreased $13.5 million compared with 2000. The decrease related to a decline in average interest rates and debt levels.

Equity in Earnings of Affiliated Companies. On July 2, 2001, we paid in full a $57.1 million revolving line of credit, which we guaranteed, of a development joint venture. As a result of the repayment, we were assigned the full rights and privileges of the lenders including security interests in 13 Alzheimer's assisted living facilities. During 2001, we reached a settlement with all joint venture parties and received title to the 13 facilities. We consolidated the results of these facilities in the third quarter of 2001 and classified them as held for sale. During the first half of 2001 (prior to our consolidation), we recorded equity losses of $3.1 million related to this development joint venture. We recorded equity losses of $1.2 million in 2000.

We were a 50 percent owner in a partnership that sold its only nursing home in June 2001. During the second quarter of 2001, we reversed $1.5 million of previously recorded losses for this partnership. These losses were booked in excess of our investment because we had guaranteed the partnership's debt, which was paid off with the sale of the nursing home.

Interest Income and Other. Our interest income decreased $1.6 million from 2000 to 2001. In 2000, IHHI had interest income of $1.2 million because of high cash balances prior to our acquisition of its remaining shares in December 2000. This line item also includes the gain on the sale of assets of $0.5 million in 2000 compared with a loss of $0.4 million in 2001.

Income taxes. During the fourth quarter of 2001, we recorded a $12.0 million charge related to the final resolution with the Internal Revenue Service, or IRS, for corporate-owned life insurance, or COLI. In November 2001, we received a notice from the IRS denying interest deductions on policy loans related to COLI for years 1993 through 1998. We agreed to a final COLI settlement with the IRS for an estimated $38.0 million including interest, which allowed us to retain a portion of these deductions. We expect to pay the settlement in the next 18 months. We expect our effective tax rate for 2002 to be comparable to our 2001 effective tax rate of 38 percent, before the COLI charge.

Minority Interest Income. The minority interest income for 2000 represented the minority owners' share of IHHI's net income. In December 2000, we purchased the remaining shares of IHHI to increase our ownership to 100 percent.

Inflation. We believe that inflation has had no material impact on our results of operations.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

As we explained in the overview, we changed the accounting for our investment in IHHI retroactive to January 1, 2000. In the table below, we include IHHI's actual financial results in our revenues and expenses for 1999 so that you may compare these numbers with our 2000 revenues and expenses in a more meaningful way. The narrative that follows includes IHHI in 1999 only for these four line items in the table.

	2000	1999	Percent Change
	(In thousands)		
Revenues	$ 2,380,578	$ 2,219,651	7%
Expenses:			
Operating	2,016,764	1,769,706	14%
General and administrative	104,027	96,749	8%
Depreciation and amortization	121,208	116,079	4%

Revenues. Our revenues increased $160.9 million, or 7 percent, from 1999 to 2000. By excluding the facilities we sold or leased in 1999, our revenues increased $181.9 million, or 8 percent. Our revenues from skilled nursing and assisted living facilities that are included in 2000 operations increased $147.2 million, or 8 percent. This increase was due to increases in rates - $123.0 million and increases in bed capacity - $33.1 million, which increases were partially offset by a decrease in occupancy - $8.9 million. Our revenues from the combined home health businesses increased $41.1 million, primarily because of an increase in hospice services and home health visits.

Our rate increases for the skilled nursing and assisted living facilities related to private pay, Medicaid and Medicare sources. The Medicare rate increase related to BBRA 99 provisions. Our bed capacity grew between 1999 and 2000 primarily because we opened 11 assisted living facilities in 2000 and added other skilled nursing beds. Our occupancy levels for facilities in operation in 2000 were 87 percent for 1999 compared with 86 percent for 2000. When excluding start-up facilities, our occupancy levels were 87 percent for both years. Our occupancy levels for skilled nursing facilities were 87 percent for both years. In addition, our skilled nursing occupancy increased to 88 percent in the fourth quarter of 2000. The quality mix of revenues from Medicare, private pay and insured patients that related to skilled nursing and assisted living facilities and rehabilitation operations remained constant at 67 percent for 1999 and 2000.

Operating Expenses. Our operating expenses in 2000 increased $247.1 million, or 14 percent, compared with 1999. If we exclude facilities sold or leased in 1999, operating expenses increased $265.9 million, or 15 percent. Operating expenses from our home health businesses increased $36.5 million, which is consistent with the revenues increase mentioned above. Operating expenses from skilled nursing and assisted living facilities increased $208.4 million. We attribute the largest portion of this skilled nursing and assisted living operating expense increase to labor costs and temporary staffing in the amount of $88.8 million.

An additional $57.0 million of the skilled nursing and assisted living operating expense increase resulted from our recording an increased general and professional liability expense in 2000 compared with 1999. This increase related to a change in estimate incorporating industry experience.

General and Administrative Expenses. Our general and administrative expenses, which approximated 4 percent of revenues, increased $7.3 million compared with 1999, primarily as a result of legal expenses, other professional services and general cost increases.

Depreciation and Amortization. Our depreciation and amortization increased $5.1 million, primarily due to computer software amortization.

Interest Expense. Although our average debt outstanding has declined, our interest expense increased $6.7 million compared with the prior year due to an increase in interest rates.

Impairment of Investments. On April 26, 1998, Vitalink Pharmacy Services, Inc. entered into an Agreement and Plan of Merger with Genesis Health Ventures, Inc. Pursuant to the Vitalink merger agreement, which was effective on August 28, 1998, Manor Care of America, Inc., or MCA, and one of its subsidiaries received 586,240 shares of Genesis Series G Cumulative Convertible Preferred Stock valued at $293.1 million as consideration for all of MCA's common stock of Vitalink. After a third-party valuation, we reduced the carrying value of our Genesis stock investment by $274.1 million in 1999 because of Genesis' inability to pay dividends and its operating performance. Because of Genesis' bankruptcy filing on June 22, 2000, we reduced the carrying value of our investment by $19.0 million to zero and wrote off a separate Genesis-related investment of $1.0 million in 2000.

In October 2001, Genesis emerged from Chapter 11 protection following the completion of its plan of reorganization resulting in no distribution to its preferred or common shareholders. Under the terms of the reorganization, all preferred and common shares were canceled.

Dividend Income. The Genesis Series G Preferred Stock bore cash dividends at the initial rate of 5.9375 percent. In 1999, we recorded $4.4 million of dividend income each quarter and then fully reserved the dividends at the end of the year due to non-payment. Because Genesis did not pay cumulative dividends for four consecutive quarters, all future dividends beginning in 2000 were payable in additional shares of Genesis Series G Preferred Stock. Based on Genesis' inability to pay cash dividends and its bankruptcy filing, we fully reserved the dividends of $17.4 million in 2000.

We owned 100 percent of the IHHI preferred stock, which had a 12 percent annual dividend. As a result of changing the accounting for our investment in IHHI in 2000, we eliminated the preferred stock dividend of $2.4 million in consolidation. In 1999, however, we fully reported the dividend on the line item, "Interest income and other."

Minority Interest Income. The minority interest income for 2000 represented the minority owners' share of IHHI's net income. In 1999, we did not consolidate IHHI's financial results with our financial results. Instead, we recorded our share of IHHI's earnings on the line item, "Equity in earnings of affiliated companies."

Extraordinary Item. During 1999, we sold assets for a net after-tax gain of $11.5 million. We recorded the net gain as an extraordinary item, as is required after a business combination accounted for as a pooling of interests. We sold 26 facilities to Alterra Healthcare Corporation for $154.5 million, realizing a gain of $6.1 million – $3.7 million after tax. We also exercised a purchase option on MCA's corporate headquarters in Gaithersburg, Maryland, and sold the property, realizing net proceeds of $24.5 million and a $10.1 million gain – $6.1 million after tax.

Inflation. We believe that inflation has had no material impact on our results of operations.

Financial Condition – December 31, 2001 and 2000

Assets held for sale of $57.7 million at December 31, 2001 included 13 assisted living facilities that we intend to sell within the next year. We acquired these assets from a development joint venture as a settlement for our payment of its outstanding revolving line of credit, which we guaranteed, that matured June 29, 2001.

Accrued insurance liabilities increased $67.7 million to $175.4 million at December 31, 2001, with $99.0 million classified as other long-term liabilities. The increase resulted primarily from the accrual for general and professional liabilities that we discussed previously.

Other accrued liabilities included $24.6 million related to the damage awards in our arbitration hearing with NeighborCare, as discussed previously.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets," that we are required to adopt beginning January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. Manor Care has no indefinite-lived intangible assets. Our amortization of goodwill was $3.4 million in 2001. During 2002, management will perform the initial impairment test on recorded goodwill which totals $80.4 million as of January 1, 2002. Management has not determined the effect, if any, of the initial impairment test on its consolidated financial position or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), that we are required to adopt beginning January 1, 2002 with transition provisions for certain matters. The new rules on asset impairment supersede Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), and provide a single accounting model for long-lived assets to be disposed of. In accordance with the new standard, we will continue to follow the guidance in FAS 121 for the disposal of the 13 assisted living facilities, which are held for sale. There will be no additional effect on our consolidated financial position or results of operations as a result of adopting FAS 144.

Capital Resources and Liquidity

Cash Flows. During 2001, we satisfied our cash requirements from cash generated from operating activities. Cash flows from operating activities were $283.4 million for 2001, an increase of $73.3 million from 2000. Our operating cash flows increased primarily because of an increase in net income, an improvement in our days sales outstanding for receivables and an additional accrual for the arbitration award discussed previously. We used the cash principally for capital expenditures, to acquire businesses, to repay debt and to purchase our common stock. Expenditures for property and equipment during 2001 were $89.4 million, which included $24.8 million to construct new facilities and expand existing facilities.

Debt Agreements. In March 2001, we issued $200 million of 8% Senior Notes due in 2008. We used the net proceeds of $196.6 million from the Senior Notes to repay borrowings outstanding under our two bank credit agreements, including all loans under our 364-day, $200 million credit agreement that was scheduled to mature September 21, 2001. Having paid off all borrowings under the 364-day agreement, we reduced the commitment under this credit facility by $150 million in March and canceled the remaining $50 million commitment in August 2001.

At December 31, 2001, we had a five-year, $500 million credit agreement with a group of banks that is scheduled to mature September 24, 2003. At December 31, 2001, outstanding borrowings totaled $334.0 million under the five-year agreement. After consideration of usage for letters of credit, we had $135.8 million remaining credit available under the five-year agreement on December 31, 2001.

Our five-year credit agreement requires us to meet certain measurable financial ratio tests, to refrain from certain prohibited transactions (such as certain liens, larger-than-permitted dividends, stock redemptions and asset sales), and to fulfill certain affirmative obligations (such as paying taxes when due and maintaining properties and licenses). We met all covenants at December 31, 2001. None of our debt agreements permit the lenders to determine in their sole discretion that a material adverse change has occurred and either refuse to lend additional funds or accelerate current loans. Our 8% Senior Note agreement contains a clause that is triggered if we have a change-of-control that is immediately followed by a downgrade in debt rating by either Standard & Poor's Ratings Service or Moody's Investors Service, Inc. If a change-of-control is followed by a rating agency downgrade, we are obligated to offer to redeem the 8% Senior Notes. As long as we offer to make such redemption, we will have satisfied the conditions of the 8% Senior Notes.

Stock Purchase. On February 8, 2000, our board of directors authorized us to spend up to $100 million to purchase our common stock through December 31, 2001. We purchased 1,627,700 shares in 2001 for $42.8 million. On December 4, 2001, the board authorized an additional $100 million from January 1, 2002 through December 31, 2003. We may use the shares for internal stock option and 401(k) match programs and for other uses, such as possible acquisitions.

Sale of Hospital. We anticipate closing on the sale of our hospital and simultaneously acquiring a 20 percent interest in two entities, one that will own our hospital, in the first half of 2002. We estimate the net cash provided by these transactions to be $48 million.

Sale of Assisted Living Facilities. We had 13 assisted living facilities held for sale at December 31, 2001. We would expect to receive at least $57.7 million if all these facilities were sold in the next year.

BBRA 99 and BIPA 2000. Certain of the increases in Medicare reimbursement for skilled nursing facilities provided for under BBRA 99 and BIPA 2000 will sunset in October 2002. Unless Congress enacts additional legislation, the loss of revenues with this occurrence could have a material adverse effect on us. If Congress fails to act, we estimate our fourth-quarter 2002 pretax earnings would be reduced by approximately $10 million related to this issue, including the actions we would take to mitigate the reduction in revenues. While Congress could promptly act on this issue, no assurances can be given as to whether Congress will take action, the timing of any action or the form of any relief enacted.

Contractual Obligations. The following table provides information about our contractual obligations at December 31, 2001, excluding current liabilities except for the current portion of long-term debt:

	Payments Due by Years				
	Total	2002	2003-2004	2005-2006	After 2006
			(In thousands)		
Debt (excluding capital lease obligations)	$ 715,939	$ 5,224	$ 345,237	$ 156,727	$ 208,751
Capital lease obligations	14,276	657	1,270	1,257	11,092
Operating leases [1]	93,059	17,233	21,543	8,567	45,716
Internal construction projects	4,473	4,473			
Long-term environmental liability	19,358		19,358		
Total	$ 847,105	$ 27,587	$ 387,408	$ 166,551	$ 265,559

[1] The operating lease obligation includes the annual operating lease payments on our corporate headquarters that reflect interest only on the lessor's $22.8 million of underlying debt obligations as well as a residual guarantee of that amount at the lease maturity in 2009. At the maturity of the lease, we will be obligated to either purchase the building and refinance the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

We believe that our cash flow from operations will be sufficient to cover debt payments, future capital expenditures and operating needs. It is likely that we will pursue growth from acquisitions, partnerships and other ventures that we would fund from excess cash from operations, credit available under the bank credit agreement and other financing arrangements that are normally available in the marketplace.

Commitments and Contingencies

Letters of Credit. We had total letters of credit of $32.1 million at December 31, 2001, which benefit certain third-party insurers and bondholders of certain industrial revenue bonds, and 90 percent of these letters of credit related to recorded liabilities.

Acquisition Agreements. Certain acquisition agreements provide for additional consideration to be paid contingent upon the future financial results of the businesses. The maximum contingent consideration aggregates $5.8 million and will, if earned, be paid over the next four years and treated as additions to the purchase price of the businesses.

Environmental Liabilities. One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties in a variety of actions relating to waste disposal sites that allegedly are subject to remedial action under the federal Comprehensive Environmental Response Compensation Liability Act, or CERCLA, and similar state laws. CERCLA imposes retroactive, strict joint and several liability on potentially responsible parties for the costs of hazardous waste clean-up. The actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies. Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The actions allege that Cenco transported or generated hazardous substances that came to be located at the sites in question. Environmental proceedings may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. These proceedings involve efforts by governmental entities or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial.

We cannot quantify with precision the potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, because of the inherent uncertainties of litigation and because the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been determined. Based upon our current assessment of the likely outcome of the actions, we believe that our future environmental liabilities will be approximately $24.0 to $28.5 million. We have received or expect to receive between $20.3 million and $24.5 million of insurance proceeds, depending upon the ultimate liabilities, which will offset some of our potential liability.

General and Professional Liability. We are party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. At December 31, 2001, the general and professional liability consisted of short-term reserves of $48.0 million and long-term reserves of $88.5 million. We can give you no assurance that this liability will not require material adjustment in future periods.

Quantitative and Qualitative Disclosures about Market Risk

Changes in U.S. interest rates expose us to market risks inherent with derivatives and other financial instruments. We are not a party to any material derivative financial instruments. Our interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to our U.S. dollar indebtedness. To lessen the impact of fluctuations in variable interest rates, we could, at our option, convert to fixed interest rates by either refinancing variable rate debt with fixed rate debt or entering into interest rate swaps.

During March 2001, we issued $200 million of 8% Senior Notes. The net proceeds were used to repay borrowings outstanding under our two bank credit agreements, including all loans under our 364-day credit agreement that was scheduled to mature September 21, 2001. Because of the decline in U.S. interest rates in 2001, the fair value of our fixed rate debt is higher than its carrying value.

The following table provides information about our significant interest rate risk at December 31:

	2001		2000	
	Outstanding	Fair Value	Outstanding	Fair Value
	(In thousands)			
Variable rate debt:				
364-day credit agreement, canceled August 2001, interest at a Eurodollar-based rate plus 1.625%			$ 155,000	$ 155,000
Five-year credit agreement, matures September 2003, interest at a Eurodollar-based rate plus .50% and .80%, respectively	$ 334,000	$ 334,000	452,000	452,000
Fixed rate debt:				
Senior notes, due June 2006, interest rate at 7½%	150,000	157,959	150,000	141,003
Senior notes, due March 2008, interest rate at 8%	200,000	211,179		

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this report by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project," "will be" and similar words or phrases, or the negative thereof.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

- Changes in Medicare, Medicaid and certain private payors' reimbursement levels;
- Existing government regulations and changes in, or the failure to comply with, governmental regulations or the interpretations thereof;
- Changes in current trends in the cost and volume of general and professional liability claims;
- The ability to attract and retain qualified personnel;
- Our existing and future debt which may affect our ability to obtain financing in the future or compliance with current debt covenants;
- Integration of acquired businesses;
- Changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;
- State regulation of the construction or expansion of health care providers;
- Legislative proposals for health care reform;
- Competition;
- The failure to comply with occupational health and safety regulations;
- The ability to enter into managed care provider arrangements on acceptable terms; and
- Litigation.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Manor Care, Inc.

We have audited the accompanying consolidated balance sheets of Manor Care, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manor Care, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Toledo, Ohio
January 24, 2002,
except for Notes 17 and 18,
as to which the date is
February 25, 2002

Who We Are

Manor Care, Inc., through its operating group HCR Manor Care, is the leading owner and operator of long-term care centers in the United States. Our 59,000 employees have made us the preeminent care provider in the industry. High-quality care for patients, residents and clients is provided through a network of more than 500 long-term care centers, assisted living facilities, outpatient rehabilitation clinics and home health care offices. Alliances and other ventures supply high-quality pharmaceutical products and management services for professional organizations. The company operates primarily under the respected Heartland, ManorCare and Arden Courts names.

Contents

Forward-Looking Information

Statements contained in this annual report that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the company with the Securities and Exchange Commission and include changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, changes in the competitive marketplace and changes in current trends in the cost and volume of general and professional liability claims. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Our Vision

We, the employees of Manor Care, are dedicated to providing the highest quality in health care services. By ensuring that residents, patients and clients live with the greatest dignity and comfort possible, we will establish Manor Care as the preeminent care provider, committed to standards of performance which serve as the hallmark of the industry.

This level of performance will require:

- Employee commitment to excellence in health care.
- Attractive, highly functional facilities.
- Clear, appropriate and measurable performance targets.
- A healthy working atmosphere based on sound, uniform policies; clear direction and lines of authority; a responsive management; and unsurpassed employee training.

Satisfying the needs of our most discriminating customers is the truest indicator of how well we are meeting these standards. By meeting them consistently, we will further the success of this enterprise and enhance the future for us all. As members of the Manor Care team, our exceptional performance will create the greatest possibility for personal development and recognition. Through our success, the company will continue to grow and broaden its opportunities in diverse health care markets.

Our Quality of Care and Caring

We are committed to care – and caring. Our quality of caring is a tribute to our employees who put smiles on patients' faces and provide the personal touch that is a critical part of the treatment process. Patients, residents and clients receive care from someone who not only cares for them, but cares about them. Our skilled nursing centers and subacute medical and rehabilitation programs offer professional, cost-effective, short- and long-term solutions for those recovering from surgery, getting back on their feet after a serious injury or suffering from debilitating illnesses. Rehabilitative therapy for virtually any level of need is offered both in our centers and on an outpatient basis. We are also a recognized leader in caring for those with Alzheimer's disease and related

Experienced professionals provide physician-prescribed comprehensive health care around the clock. High-quality medical care through registered and licensed practical nurses; certified nursing assistants; and physical, occupational and speech therapists is complemented by social services; therapeutic recreational activities; and dietary, housekeeping and laundry services. Programs are designed to help patients and residents achieve their highest level of functional independence.



Subacute Medical/Rehabilitation Care

Our InterMed and MedBridge subacute programs offer cost-effective, short-term alternatives to hospital stays. Hospital stays are shortened or eliminated by our providing medical and rehabilitation programs for patients recovering from major surgery; severe injury; or serious cardiovascular, respiratory, infectious, endocrine or neurological illnesses. We also provide a full range of services to help manage chronic diseases, such as diabetes and arthritis, and combinations of these diseases. Patients recover in a supportive environment designed to speed recovery and return to the community.



Alzheimer's Care

We are an industry leader in providing care for those with Alzheimer's disease and other dementias. Residents are supported by a consistent, planned and sequenced daily schedule in a protected, low-stress, success-oriented environment. Alzheimer's residents in early, middle and advanced stages of the disease receive specialized care and programs from highly trained staff in our freestanding Arden Courts facilities and in dedicated Arcadia and Thalia units within many of our skilled nursing centers.



Letter from the President

We expected the year 2001 to be a breakout year following major change in our industry, and our expectations were realized. For each quarter, we achieved significant revenue and operating improvement over the previous year's quarter. This was the result of our multifaceted growth strategy, which gains its power from doing the basics well and taking advantage of the opportunities that our financial strength provides.



Paul A. Ormond, Chairman,
President and Chief Executive Officer

During the year, we increased occupancy, shifted our quality mix to take advantage of favorable reimbursement increases, and attacked costs that had been eroding earnings. We focused on broadening our patient base by expanding our ability to provide specialized services and increasing our caregivers' skill set. We increased our skilled nursing capacity in markets where we could leverage our preferred provider position. We grew our home health and hospice business into a major force in the industry. We opened new Alzheimer's assisted living centers and outpatient therapy clinics to further integrate our operations. We generated significant cash, which enabled us to finance growth, pay down more than 10 percent of our debt and repurchase more than $40 million worth of our stock.

Our cost issues did not disappear in 2001, but progress was made on two important fronts – labor rates and general and professional liability expenses. Our rate of labor cost increases continued to moderate throughout the year, and we were able to achieve a steady decline in the use of agency. By year-end, more than 75 percent of our centers were agency-free, and our agency costs had been cut in half.

Managing our labor costs is a three-pronged effort – hiring, training and retaining. Although the job market remained tight for most of the year, the programs we have nurtured the past couple of years began to pay dividends in 2001. Our hiring successes were led by our proactive partnerships in national initiatives such as the Job Corps, a partnership that in 2001 included laying the groundwork for ventures with schools turning out licensed practical nurses. We also successfully applied global sourcing in hiring nurses and are expanding these efforts in 2002.

Education programs have not only increased the skill level of employees, but have created career ladders for those wishing to advance. We are pioneering e-learning in our industry as a way to speed access to education programs and more rapidly increase skills. We have invested considerable resources to define learning paths and the best ways to deliver learning. Communications have been increased to employees through a series of newsletters and online information, which has helped with both education

Financial Highlights

	2001	2000	1999
		(In millions)	
Revenues [a]	$ 2,694.1	$ 2,380.6	$ 2,135.3
Net cash provided by operating activities	$ 283.4	$ 210.1	$ 137.1

(a) Revenues include In Home Health, Inc. (IHHI) in 2001 and 2000 and exclude IHHI in 1999. See Note 1 to consolidated financial statements for additional discussion.

At year-end, we had to increase our accruals for general and professional liability claims, primarily for claims in 1999 and earlier. But during 2001, we also saw some progress made in leveling the playing field for long-term care providers in Florida where claims activity far exceeds national averages. We are hopeful that the measure of tort reform implemented near year-end in Florida will be just the first step in reducing the long-term care industry's current litigation burden.

Our Multifaceted Approach to Growth

We have found that sticking to basics and maintaining our commitment to the strategies that have made us a leading health care provider remains a solid roadmap for continuing growth and success. We are not dependent on acquiring our growth, although our financial strength uniquely positions us to take advantage of opportunities that fit our growth strategies. We will continue to focus on several key areas:

• **Margin Improvement.** Our employees are focused on census, which drives revenue and earnings growth. In 2001, our revenues increased by over $300 million due to increased occupancy, reimbursement rate increases and growth of ancillary businesses. The strides that we have made in cost management are also translating into significant bottom line improvement. Our ability to serve the broadest spectrum of patients provides us the opportunity to grow both revenue and earnings on several fronts. This growth, plus our success in managing costs, will continue to help us improve margins and give us momentum going into 2002.

• **Expansion of Subacute and Specialty Services.** Today, many of the patients we serve need only a few days or weeks of rehabilitation or skilled care as a result of surgery, injury or serious illness. Over the past several years, we have positioned ourselves as a cost-effective provider of short-term medical and rehabilitation care. We have shown we have a cost advantage in supplying the level of skill required to achieve successful outcomes and return these patients home or to a lower level of care such as assisted living. We have also carved out a niche as a company committed to caring for patients with complex medical conditions. We continue to invest time, skill and money to expand our ability to offer specialty services in areas such as organ transplants, oncology, wound treatment, chronic diseases, AIDS and head injuries.

• **Vertical Integration.** Much of our growth will come through building up current services, as well as acquiring complementary assets. When we acquired In Home Health at the end of 2000, we knew that combining these assets with our own and applying our management skills would accelerate the growth of our home health and hospice business. In 2001, this business provided a significant earnings contribution, and revenues increased by over 25 percent. We opened three new home health offices, and began to more broadly serve the vast number of patients in need of hospice who traditionally have been overlooked.

During the year, we also opened nine new outpatient therapy clinics. Outpatient rehabilitation is an extension of our core business, and part of our growth strategy is to grow our outpatient capabilities at the same time we expand inpatient services. We are positioned as an efficient provider of therapy services, which has enabled us to become a provider of choice for all age groups, not just the elderly, and to provide these rehabilitation services in a wide array of environments.

• **New Construction.** We have the cash to build new centers, expand existing centers and make selective acquisitions. During the past year, we opened a new nursing center and Alzheimer's assisted living center, acquired the rights to two additional nursing centers, and completed seven nursing home expansions. Three additional assisted living centers are under construction, and 14 expansions are under way. We also acquired the rights to and are operating 13 assisted living centers that were part of a development joint venture. New centers opened in the past 18 months did not contribute to our earnings improvement in 2001, but these assets will be important contributors in 2002 and beyond.

• **Alliances.** Alliances give us the opportunity to grow without owning all the assets. Our financial strength, infrastructure and management skills make us a desirable partner for health care industry initiatives. While keeping our management resources focused on our core services and primary markets, we will also seek out profitable investment and partnering opportunities.

Caring Culture Makes It Possible

Success in 2001 would not have been possible without the caring culture that has been the cornerstone of our existence from the very beginning. Our employees provide quality care in a caring environment. This is not just a catchy phrase to stick in an annual report – it is truly a way we

The vehicle for this learning has been our Circle of Care® program which immerses employees in 11 hours of learning that shows them how to listen to, understand and help all with whom they come in contact. Circle of Care is a philosophy that pervades our entire organization and is required education for each employee. Working in the nursing home environment is hard and stressful, and the Circle of Care encourages employees to go the extra mile and give their best effort in meeting the needs of our patients, residents and clients. At the same time, it provides support for employees and promotes pride in their work. This helps us gain the positive outcomes that lead to increased census. Ultimately, it is how well our employees care that determines how well we do as a company, and our employees are to be commended for their level of caring in 2001.

The Right Course

By almost any measure, 2001 was a strong year for Manor Care. Revenue increased by more than 13 percent. Net income before charges was up by more than 40 percent. We generated cash of $283 million, a 35 percent increase. We maintained a strong occupancy level while expanding capacity in key regional markets. We achieved a significant shift in patient mix that enabled us to take better advantage of reimbursement rate increases. We experienced the beginnings of some major cost relief as actions on several fronts realized positive results. We expanded our capabilities through acquisition. In short, we grew.

We achieved these results because we were able to consistently deliver efficient services and to realize patients' desired outcomes. We will continue to achieve these results and continue to grow, not only because we are meeting our customers' needs and managing our businesses better, but because we are investing to create opportunities for the future. Our multi-faceted growth strategies have us positioned to again achieve strong growth in 2002, and our fundamentals, strategic approach and financial stability should sustain us for years to come.

During the year, our 59,000 employees provided continuing proof that we have enormous potential to create both customer and shareholder value. I thank them for their strong commitment to the care of our patients, residents and clients. Their dedication will provide the impetus for the coming year, a year I am confident will once again reinforce that we are on the right course for growth.



Paul A. Ormond
Chairman, President and Chief Executive Officer



Tears of Joy

Anna was admitted to a Heartland nursing center in West Virginia following a stay at a local hospital after a stroke. Due to her medical condition, which included a low cardiac status, Anna's prognosis was not very good. What food she was able to take was through a feeding tube in her stomach due to her inability to swallow. In fact, her family had been told at the hospital that her life expectancy was less than 30 days.

Although there were nursing facilities closer to the family home in Virginia, Anna's family chose Heartland because of its fine reputation. The therapy staff at Heartland found that Anna was severely limited in her ability to move around, to speak and to take part in the activities of daily living. Plus, her memory was failing.

Even with these deficits, the team at Heartland found Anna to be a motivated patient. The nursing and therapy teams worked with her in a wide variety of areas, achieving steady progress, as Anna maintained her very positive attitude. A little over 30 days after arriving at Heartland, for what were supposed to be her last 30 days, Anna was again eating solid foods and her feeding tube was removed. A speech therapist worked with her to improve her speech patterns. Her speech improved, but her tears of joy expressed more than any words could.

Committed to Care and Caring in Skilled Nursing

The Changing Demographics

Manor Care annually provides skilled nursing care to tens of thousands of patients through approximately 300 nursing centers in 31 states. The past five to 10 years, however, have witnessed a considerable change in the demographics of this patient base. Part of this has been due to changes in the health care insurance system. In the past, people who had surgeries, debilitating illnesses or serious injuries spent their recovery time in the hospital. Today, hospital stays are comparatively short as patients stay only a few days, even after major heart surgery. Generally, people still require medical assistance with their recovery, but recovery time is spent in a skilled nursing center or often – with home care services – at home or in an assisted living facility.

Ten years ago, because the seriously injured or sick were in a hospital, the typical skilled nursing center resident more resembled the assisted living resident of today. For the most part, this resident required little medical care, and, if more complex medical care were needed, the person would go to the hospital. A major demographic change is that the typical patient in our skilled nursing centers today is sicker and more frail than in the past. Many require complex medical care, very similar to that provided in a hospital. Potential patients today also have a wide array of alternatives to choose among, such as home health care, which can delay their need to enter a skilled center until they require more complex medical care.

A second demographic change is an increase in shorter-term patients. Many, and maybe even most, people perceive a nursing center as a place where one goes to spend his or her final days. While for many a nursing center is their final home, a large percentage of our patients stay only a few weeks – whatever rehabilitation time is required to enable them to move to a lower level of care such as home or assisted living. These patients tend to be younger (under 65) – ones who might have been injured at work, had surgery or are recovering from a serious illness – and usually still require a high level of medical care. But in the past couple of years, we have also experienced a higher incidence of people in the 65 to 85 age bracket who come into our centers, receive rehabilitation therapy and return home. The subacute medical units of our nursing centers offer a more cost-effective alternative to the hospital, while providing a comparable level of professional skill on a daily basis with documented results.

We have responded to these demographic changes with a work force of more highly skilled caregivers. Today, just as in a hospital, registered and licensed practical nurses and certified nursing assistants provide the majority of the daily care. Physicians and nurse practitioners also have much greater involvement in patients' treatment plans.

We are continually investing in the development of our professional staff and increasing its clinical capabilities through specialized training and education. A unique education program in the long-term care industry is our Nursing Leadership Development Program. This is a year-long, six-tiered, core competency guided learning experience that provides a management development course for our directors of nursing and a career ladder for those with the potential to become directors of nursing. The program is proving to offer a competitive advantage in nurse retention and higher quality care.



Achieving Quality Care

From the time a patient enters the front door of one of our centers, our goal is to help him or her achieve the highest quality of life possible. To accomplish this goal, we have developed our Quality of Life program series that focuses on reaching each patient's highest practicable level of well-being.

Each Quality of Life program has been developed as part of an interdisciplinary process that identifies a clinical challenge and then thoroughly researches all related literature to put in place a systematic treatment plan. Clinical research studies, case studies and current standards of practice build program content. Beta testing in select centers validates each program and, with field staff input, provides refinements before rollout to all centers. For rollout, a core curriculum is created for each level of staff. Upon completion of training, employees demonstrate comprehension and ability through a competency exam.

Quality of Life programs being used in our centers today cover a number of areas including management programs for skin care, nutrition, incontinence, pain and behavior. As an example of intervention methods, our falls management program provides the steps for identifying those residents at risk for falling. The resident's attending physician and our professional care team then work collaboratively to identify ways to minimize this risk. At the same time, staff promotes the patient's mobility and autonomy. Various innovative solutions are provided, along with a mechanism to investigate and determine the root cause of a patient's falls.

To further emphasize the programs and ingrain their principles, a Quality of Life Champion's program has been developed. This program recognizes an employee's exceptional knowledge or skill in a particular program, and provides advanced training to raise expertise to an even higher level. Upon achieving the desired proficiency level, the champion is responsible for helping increase the knowledge level of other employees.

Measurable Outcomes

A key strategy as we continue to increase our percentage of Medicare and managed care post-acute patients is to differentiate Manor Care from others in the marketplace. Why should patients, families, physicians, hospital discharge planners or insurers choose us? Many providers in the industry, including Manor Care, can hand out glossy brochures, offer well-appointed rooms and point to a pleasing ambiance. But when a loved one needs short-term rehabilitation to recover from a stroke, heart surgery or a hip replacement, are these what matter most?

The single most important criterion for selecting post-acute medical rehabilitation is the expertise of the clinical team. Ultimately, it is the physicians, therapists and nurses who will help patients achieve their recovery goals. This selection of a clinical team to guide a patient's rehabilitation is a critical decision, at a critical time. Therefore, before choosing a post-acute provider, consumers, referrers and insurers should examine evidence of that provider's clinical success and its commitment to clinical excellence.

- What percentage of patients return successfully to the community?
- How much rehabilitation progress do patients make?
- To what extent are treatment targets achieved?
- When patients are discharged home, to what extent do they feel prepared to manage their care needs?



Her Family Sharon spent 12 years as a resident of a Heartland center in Ohio. She came to us suffering from multiple sclerosis. During her stay, she lost her father, mother and grandmother. The staff at Heartland essentially became her family.

Eventually, Sharon became confined to her bed, and any movement was extremely restricted. She also had considerable difficulty communicating her needs, but several of our staff members learned to communicate with her over time. Simple signs, sounds and gestures turned into understood conversation. After spending time in our center, Sharon's illness resulted in a hospital stay. It was soon learned that due to the hospital staff's inability to communicate with her, she was not eating or drinking adequately.

When the Heartland staff became aware of the problem, several staff members took turns visiting Sharon to be certain she was receiving the nourishment she needed. Sharon eventually became well enough to return to Heartland and ultimately chose not to return to the hospital, but to live out the time she had left among the people she considered her family.

These are among the key outcome indicators that Manor Care measures and reports to patients, referrers and insurers. Outcomes are the true measure, and we believe our outcomes consistently match and often exceed those of rehabilitation hospitals and similar providers. Feedback from major insurers and medical centers whose patients we serve indicates that the breadth and depth of our performance measurements set us apart from other post-acute providers. We believe that no other skilled nursing center or rehabilitation hospital takes as comprehensive approach to measuring outcomes in as many areas of post-acute care as we do.

The data gathered by our clinical teams enable us to:

- Guide and measure individual patient progress toward defined, objective outcomes.
- Compare our cost-effectiveness and efficiency to regional samples of rehabilitation hospitals and post-acute skilled nursing centers.
- Document how our actual performance measures up to vital treatment goals.
- Improve our capability to study patient outcomes – and the best practices that produce them.

We share this information with hospital discharge planners, doctors and insurers, as well as patients and their families, to help guide the choice of the best post-acute alternative. Manor Care is committed to helping patients, referrers and insurers make better post-acute care decisions based on evidence of successful patient outcomes.

Committed to Caring, Really Caring

The successful outcomes we achieve with our patients are the result of the skill set of our clinical professionals and our unique program called the Circle of Care®. Circle of Care is a company philosophy that focuses on how we treat one another – our residents and their families, and also those we work with, family, friends and anyone else with whom we come into contact. The program comprises 11 hours of interactive training utilizing classes, group discussions, videos and role-playing activities.

Since the program was introduced in 1988, more than 80,000 employees have completed the program's seven educational modules. The modules teach people how to listen, to say the right things at the right time, to understand and effectively use body language, to understand what motivates the activities of families, to help ensure patients and their families are satisfied guests, and, importantly, to feel good about themselves. The Circle of Care helps employees understand the value of the critical care they provide and to take pride in their work.

The "extra mile" employees have taken with patients has resulted in some incredible success stories, a few of which are shared with the photos in this section of our report. A link to more examples can be found on the home page of our website www.hcr-manorcare.com.

A natural progression from the Circle of Care is our Guardian Angel program. Entering a new "home," however temporary that might be, can result in a lot of anxiety and uneasiness. Often, the new patient will not know anyone, so the transition can be difficult. A person entering a nursing center environment needs to feel comfortable with the care he or she is receiving and needs support and encouragement to realize treatment goals.



A Love Story Frank and Carole have been married for 41 years. Unfortunately, Frank, who is a resident at a ManorCare Health Services center in Pennsylvania, is unable to remember that day in 1959 when the two were married. Frank has Alzheimer's disease.

Over the weeks leading to their 41st anniversary, Frank had forgotten he and Carole were married. Depending on the visit, Frank thought Carole was his mother, grandmother or just a friend who had stopped by to say hello. Carole noted that Frank was often agitated because he believed he was unmarried. "He kept telling me he wanted help to get married," Carole said.

On the day of their anniversary, Carole set off for ManorCare as she had done so many times over the past three years, but this time with cake and ice cream to share with Frank and other residents. When Carole arrived at the center that day, she pointed out to Frank the date on the bulletin board and asked if it meant anything to him. He couldn't see any significance, having lost all knowledge that Carole was his wife. After sitting together for about two hours, Frank turned to Carole and said, "Will you marry me?"

Carole eagerly accepted, but wondered if there was a way the two could actually renew their wedding vows. That's when the ManorCare staff

Through this program, when a patient enters our center, he or she is matched with one of our staff members – a Guardian Angel. The Guardian Angel meets with the patient upon admission and regularly thereafter. He or she learns about the patient and gets to know his or her family and friends. The patient and his or her family address any problems or concerns with the Guardian Angel, who acts quickly to rectify any issues. With this approach, concerns are dealt with before they become serious issues, increasing the patient's satisfaction with his or her stay.

Oftentimes, caring simply means recognizing that our patients have a wealth of memories, many of which bring back flashes of joy and happiness. To be able to relive one of these experiences is something that can put a smile on a patient's face and bring the memory closer.

Our Heart's Desire program was created in 1997 to enable patients to relive cherished moments from their pasts. These moments are almost as varied as the number of patients we serve. They can be fond remembrances of simpler, less harrying times, such as meeting with friends at the local fishing hole, taking a wagon ride or cooling off on a hot summer day in a neighborhood pool. It might be something with a little more glitter, such as attending a concert, meeting a favorite movie star or professional athlete, or sitting down for a face-to-face with a person's U.S. congressional representative.

Being able to fulfill a patient's Heart's Desire not only brightens that person's day, but usually the day of the nursing center staff and family members, as well. An example of a Heart's Desire fulfilled at one of our centers this year can be found on page 8, and a link to additional examples can be found on the home page of our website www.hcr-manorcare.com.

Committed to Care and Caring in the Treatment of Alzheimer's

Manor Care is a nationwide leader in providing care to those suffering from Alzheimer's disease or related dementias. Treatment of Alzheimer's disease has received considerably more interest the past few years as its incidence has increased among those over 65 and especially among those over 85. Today, one in 10 over 65 and nearly half of those over 85 suffer from Alzheimer's disease.

Alzheimer's disease occurs in seven stages, and a key to treatment is recognizing when patients move from one stage to another. We have invested heavily in training that enables our caregivers to discern the decline in cognitive ability that comes with each stage and to be able to design, refine and individualize treatment plans as patients move from one stage to the next.

Our customized programs – which focus on a patient's remaining abilities, rather than on those things he or she can no longer do – drive our leadership in Alzheimer's care. It is an emphasis on enabling patients to successfully function as independently as possible, utilizing low-stress, success-oriented activities to minimize frustration and agitation.

We are taking a proactive approach with institutions that are researching innovative methods to support persons with Alzheimer's disease. One such project utilizes a memory recall procedure that gives individuals practice at successfully recalling information over progressively longer time intervals. This research appears to offer strong potential to lengthen selective information recall ability. It may also temporarily blunt the effect of continuous cognitive decline, supporting the individual's remaining ability.



Better Yet Soon

Ron came to a Heartland Health Care Center in Illinois from a large hospital in Iowa City after suffering a stroke. The discharge social worker's report was that Ron was unresponsive, unable to speak, tube-fed and was not expected to live more than three weeks. His wife was beginning the grieving process, preparing to give him up.

The Heartland staff saw Ron as a challenge. Each day they talked to him while caring for him and straightening his room. During his second week at the center, the administrator entered his room as she did on rounds each morning and, as she did each morning, said, "How ya' doing today, Ron?" Each day, there had been no response. Imagine her shock when Ron said, "I'm pretty good today and hope to be better yet soon."

The administrator met Ron's wife in the hall and reported the conversation. Ron's wife was afraid to believe it at first. Within the next two weeks Ron improved greatly. He was upgraded to take food orally. He started an aggressive daily physical therapy regimen and got back on his feet. He began to get up and dress every day. The Heartland center called the hospital Ron had come from to report his progress. They sent a social worker over to see if it was all true.

Committed to Care and Caring in Rehabilitation

Our rehabilitation caregivers work hand-in-hand with those providing skilled nursing care. These rehabilitation therapists are trained in the Quality of Life programs and are integral in ensuring the best possible outcomes. They monitor a resident's quality indicators, and, if in a particular category they measure outside the appropriate range, a therapist sets about determining why and devises an appropriate plan of treatment. For example, if a resident were falling more than usual, a screening and evaluation might determine it's a balance issue due to a lack of strength. From this analysis, a rehabilitation program can be created to help improve the resident's strength and improve balance, lessening the chance of another fall.

Achieving the best outcomes is a coordinated team effort of our therapists, clinical staff, and a resident and his or her family. An initial evaluation when a resident enters one of our centers serves as the basis for determining short- and long-term goals. Resident and family input helps ensure commitment to the program of care and a successful outcome. Goals are modified as necessary based on the resident's progress and any changes in his or her health. Therapists serve as coaches, urging residents on and offering support to build their confidence. Recovery from a fractured hip due to a fall can be a scary experience for a resident who is afraid of falling again, and constant encouragement from a therapist/coach can be the difference in whether this resident walks again or not.

Most people entering our centers and a rehabilitation program are looking to return to the community. And, in fact, a large majority of our Medicare patients are discharged to a lower level of care, such as their homes or assisted living centers. After replacement surgery or a serious illness, simple, everyday activities such as getting in and out of a car, going up and down stairs, or walking the dog can be real challenges. Care plans focus on enabling the resident to return to the community prepared to perform these tasks by recreating the actual conditions he or she will encounter. Programs and investments we have made to upgrade rehabilitation capabilities help patients make this transition easier.

To further help with this transition and the recovery process, oftentimes our therapists will make home visits to look for obstacles to successful functioning or ones that might cause potential harm. For example, they might recommend "grab bars" in areas where falls could occur or focus on additional skills or strengthening to accommodate a special need.

Progress is tracked throughout the recovery process. There are regular conferences between residents and therapists, and family members and therapists, to help ensure everyone is up-to-date on current therapy goals and what is needed to achieve them.

The skill set of our therapists is high and has been expanding. With more and more of longer-term residents coming to our centers in a frailer state than in years past, our therapists' skill level has been elevated to one similar to that in a rehabilitation hospital. A primary difference is that our therapists also have to be skilled in the aging process and be able to develop appropriate interventions to keep residents at their highest possible level of functioning as they grow older.

Outpatient Rehabilitation

More than 95 outpatient therapy clinics complement the rehabilitation services we provide in our skilled nursing centers. We pride ourselves on our ability to offer therapy services in a wide variety of environments – our physical, occupational and speech therapists can go virtually anywhere in proximity to our outpatient clinics to serve clients. This includes patients' homes, schools, work sites, hospitals and assisted living facilities. We are able to offer a cost-effective alternative to schools, businesses and other health care providers. In addition, we offer a variety of training programs that help individuals prevent injuries from occurring in the first place.

We are constantly supporting training for our therapists to increase their skill set and fields of specialization. Many have received specializations in areas such as geriatrics and neurology or for treatment of specific parts of the body such as the hand and wrist. Recently, we have added an area of specialization that focuses on a new method for treating "whiplash," a condition often resulting from car accidents and for which conventional treatments have had mixed results.

Committed to Care and Caring in Home Health and Hospice

This past year, we more than doubled the size of our home health and hospice businesses, and we expect these businesses to stay on a rapid growth path.

Home Care

If possible, most people would prefer to remain in the familiar surroundings of their own homes rather than go to a nursing center to recover from an illness or injury. And, in many areas of the country today, state governments are looking at ways to reduce costs by promoting home care alternatives to nursing homes. Our home care staff can offer a broad range of services to meet medical, psychological and general home care needs to assist those who wish to stay in their homes or assisted living residences. Registered and licensed practical nurses can change dressings, run IVs, give injections and perform most other nursing-related tasks. Physical therapists can provide large muscle activities for strengthening. Occupational therapists can help improve small motor functions, such as buttoning a dress, following a stroke. Speech pathologists can help improve speech impairments. Our medical social workers can work with clients on psychosocial issues. And our homemakers can prepare meals, run errands, clean house and provide companionship.

Hospice Care

When someone is in the final stages of his or her life, it is a difficult time for both the patient and his or her family. The focus needs to be on care, not cure. Our approach is one emphasizing palliative care – concentrating on the physical, psychosocial and spiritual needs of our patients and clients. Palliative care is not restricted to those who are dying, because focusing on the wellness of the mind and spirit, as well as the body, can play a healing role at any time one is faced with a chronic illness or serious injury. But when someone is in the last stages of life, holistic interventions play an especially beneficial role.

During these final months, weeks and days, one of the most important considerations is pain management. Our clinicians have expertise in unique methods of pain relief that help promote comfort. There are also emotional and social needs that must be dealt with if patients are truly to be given the opportunity to die with dignity. We are providing the education, counseling and other resources that can help with emotional needs. Many times, family members are less prepared than the patient for death and the grieving process, and our life planning and coping strategies help families through this difficult time.

Oftentimes, patients prefer remaining in their homes during their final days, and we can assist with needed medications, pain management and other services for those who are able to be at home. This might even include training the patient to handle his or her pain management. Our history of providing quality care in a caring environment means that we are also a preferred provider of hospice care for those in nursing centers. Palliative care is combined with clinical programs to offer optimal comfort to a terminally ill patient.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Overview

Manor Care, Inc., which we also refer to as Manor Care, provides a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, home health care, hospice care, and management services for subacute care and rehabilitation therapy.

Long-Term Care. The most significant portion of our business relates to long-term care, including skilled nursing care and assisted living. At December 31, 2001, we operated 299 skilled nursing facilities and 56 assisted living facilities in 32 states with more than 60 percent of our facilities located in Florida, Illinois, Michigan, Ohio and Pennsylvania. Within some of our centers, we have medical specialty units which provide subacute medical and rehabilitation care and/or Alzheimer's care programs.

Growth in our long-term care segment continued as we constructed new facilities. The table below details the activity in the number of skilled nursing and assisted living facilities and beds during the past three years. We have not included in the table (1) 13 assisted living facilities that are held for sale, (2) 16 facilities that we sold in 1999 that were not open at the time of sale or (3) any activity related to managed facilities.

	2001		2000		1999	
	Facilities	Beds	Facilities	Beds	Facilities	Beds
Skilled nursing facilities:						
Built/Acquired/Leased	3	475	—	—	3	414
Closed/Lease expired	—	—	2	349	—	—
Assisted living facilities:						
Built/Acquired	1	60	12	728	12	752
Closed/Sold/Leased to others	1	60	—	—	31	2,602

Home Health and Hospice Care. Our home health and hospice business includes all levels of home care, hospice care and rehabilitation therapy with 81 offices in 19 states. The growth in our home health and hospice business is a result of opening three additional offices and expansion of our hospice client base in 2001, as well as our acquisition of In Home Health, Inc., or IHHI, in 2000, as discussed below.

In 1999, we owned 41 percent of the common stock of IHHI and accounted for our investment under the equity method. In June 2000, we increased our ownership to 61 percent and began consolidating IHHI's results and deducting the minority owners' share of earnings on an after-tax basis, retroactive to January 1, 2000. On December 28, 2000, pursuant to a merger agreement approved by the IHHI stockholders, we purchased the remaining shares of IHHI to increase our ownership to 100 percent.

Health Care Services. We provide rehabilitation therapy in skilled nursing centers of others, hospitals and our 96 outpatient therapy clinics serving the Midwestern and Mid-Atlantic states, Texas and Florida. We provide program management services for subacute care and acute rehabilitation programs in hospitals and skilled nursing centers. We own and operate a general medical/surgical acute care hospital with 172 licensed beds in Texas.

On February 25, 2002, we signed a definitive purchase agreement with Health Management Associates, Inc., or HMA, to sell certain assets of our hospital to a subsidiary of HMA for approximately $80 million in cash. Separately, we will invest $16 million to acquire 20 percent of the HMA entity owning the hospital. We expect the total gain to be $20 million to $30 million, of which 20 percent will be deferred. Simultaneously, we will acquire a 20 percent interest in HMA's entity that recently acquired Medical Center of Mesquite. The transactions are subject to normal regulatory approvals and other standard closing conditions. Closing on the transactions is anticipated in the first half of 2002.

Other Services. We have long-term management contracts with physician practices in the Midwestern states, specializing in vision care and refractive eye surgery. We own a majority of a medical transcription company that converts medical dictation into electronically formatted patient records. Health care providers use the records in connection with patient care and other administrative purposes.

Medicare and Medicaid Payment Changes under the Budget Act. Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that may be charged and reimbursed to care for patients covered by these programs. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997, or the Budget Act, which sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid. The Budget Act contained numerous changes affecting Medicare and Medicaid payments to skilled nursing facilities, home health agencies, hospices and therapy providers, among others.

Medicare reimbursed skilled nursing facilities retrospectively for cost-reporting periods that began before July 1, 1998. Under this system, each facility received an interim payment during the year. The skilled nursing facility then submitted a cost report at the end of each year, and Medicare adjusted the payment to reflect actual allowable direct and indirect costs of services. The Budget Act changed the Medicare payment system to a prospective system in which Medicare reimburses skilled nursing facilities at a daily rate for specific covered services, regardless of their actual cost, based on various categories of patients. The Medicare program phased in this prospective payment system over three cost-reporting periods beginning on or after July 1, 1998. The Budget Act also required a prospective payment system to be established for home health services, which began October 1, 2000. The Budget Act also reduced payments to many providers and suppliers, including therapy providers and hospices, and gave states greater flexibility to administer their Medicaid programs by repealing the federal requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities.

Federal Medicare Payment Legislation. In November 1999, Congress passed the Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999, or BBRA 99. In addition, in December 2000 Congress passed the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA 2000. Both BBRA 99 and BIPA 2000 redress certain reductions in Medicare reimbursement resulting from the Budget Act. Several provisions of BBRA 99 positively affected us, beginning primarily in the latter half of 2000. These favorable provisions include:

- A temporary increase in the payment for certain high-cost nursing home patients, for services provided beginning April 1, 2000. BIPA 2000 amended this provision to redistribute the amounts applicable to rehabilitation patients from three specific categories to all rehabilitation categories. This temporary increase will continue until the Secretary of the Department of Health and Human Services implements a refined patient classification to better account for medically complex patients;
- Increases in federal daily rates by an additional 4 percent per year for the federal fiscal years 2001 and 2002;
- For cost-reporting periods beginning on or after January 1, 2000, skilled nursing facilities were able to waive the prospective payment system transition period and elect to receive 100 percent of the federal daily rate;
- Specific services or items, such as ambulance services in conjunction with renal dialysis, chemotherapy items and prosthetic devices, furnished on or after April 1, 2000, may be reimbursed outside of the prospective payment system daily rate;
- A two-year moratorium on the annual $1,500 therapy cap on each of physical/speech therapy and occupational therapy beginning with services provided on or after January 1, 2000.
- A delay in the 15 percent reduction in the base payment level for our home health business until October 2001. BIPA 2000 further amended this provision, extending the delay through September 30, 2002. In addition, BIPA 2000 requires that the Government Accounting Office submit a report to Congress by April 1, 2002 analyzing the need to reduce payment limits for home health services by 15 percent.

In addition to the changes noted above, several other BIPA 2000 provisions positively affected us beginning in the second quarter of 2001. These provisions include the following:

- BIPA 2000 increased the skilled nursing facility prospective payment system rates effective October 1, 2000 through September 30, 2001;
- Effective April 1, 2001 and continuing through September 30, 2002, the nursing component of the federal prospective rate increased by 16.66 percent; and
- BIPA 2000 provided a 5 percent increase in rates for hospice services furnished on or after April 1, 2001 through September 30, 2001. This increase continued to apply after fiscal 2001.

Certain of the increases in Medicare reimbursement for skilled nursing facilities provided for under BBRA 99 and BIPA 2000 will sunset in October 2002. Unless Congress enacts additional legislation, the loss of revenues associated with this occurrence could have a material adverse effect on us. If Congress fails to act, we estimate our fourth-quarter 2002 pretax earnings would be reduced by approximately $10 million related to this issue, including the actions we would take to mitigate the reduction in revenues. While Congress could promptly act on this issue, no assurances can be given as to whether Congress will take action, the timing of any action or the form of any relief enacted.

We cannot now predict whether any other changes in reimbursement will be adopted in the future or what effect any other changes, if adopted, would have on us.

Labor. Labor costs, including temporary nursing staffing, account for approximately 64 percent of our operating expenses. We compete with other health care providers to attract and retain qualified or skilled personnel. We also compete with various industries for lower-wage employees. Although we currently do not face a staffing shortage in all markets where we operate, we have used high-priced temporary help to supplement staffing levels in markets with shortages of health care workers. We also implemented certain training and education programs, which have helped with retention of employees. In the fourth quarter of 2001, our temporary staffing costs decreased by over 35 percent in comparison with each of the first three quarters of 2001. If a shortage of nurses or other health care workers occurred in all geographic areas in which we operate, it could adversely affect our ability to attract and retain qualified personnel and could further increase our operating costs.

General and Professional Liability Costs. The significant increase in patient care liability costs in the past two years is a critical issue for our industry. General and professional liability claims for the long-term care industry, especially in the state of Florida, have become increasingly expensive. Industry sources report the average cost of a claim in Florida in 1999 was two and one-half times higher than the rest of the country and increased to three times higher in 2000. Florida industry providers experienced three times the number of claims in 1999 and four times the number of claims in 2000 compared with the national average. The long-term care industry received some assistance with the passage of a measure of tort reform in Florida in May 2001 that became fully effective on October 5, 2001. The industry was not included in previously passed tort reform in Florida, as were other health care providers. The legislation that was passed includes caps on punitive damages, limits to add-on legal fees, tougher rules of evidence and a reduced statute of limitations. While we cannot assure you that the legislative changes will have a positive impact on the current trend, we believe that this will be the first step in reducing the long-term care industry's current litigation burden.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, we select the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

Receivables and Revenue Recognition. Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by us to be the net realizable value. No individual customer or group of customers accounts for a significant portion of our revenues or receivables. Certain classes of patients rely on a common source of funds to pay the cost of their care, such as the federal Medicare program and various state Medicaid programs. Medicare program revenues for the years prior to the implementation of the prospective payment system and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. We believe that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on certain factors, such as payor types, historical collection trends and aging categories. We calculate our reserve for bad debts based on the length of time that the receivables are past due. The percentage that we apply to the receivable balances in the various aging categories is based on our historical experience and time limits, if any, for each particular pay source, such as private, insurance, Medicare and Medicaid.

Impairment of Property and Equipment and Intangible Assets. We evaluate our property and equipment and intangible assets on a quarterly basis to determine if facts and circumstances suggest that the assets may be impaired or the life of the asset may need to be changed. We consider internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses and local market developments. If these factors and the projected undiscounted cash flow of the entity over its remaining life indicate that the asset will not be recoverable, the carrying value will be adjusted to its fair value if it is lower. If our projections or assumptions change in the future, we may be required to record impairment charges not previously recorded for our assets.

General and Professional Liability. Our general and professional reserves include amounts for patient care-related claims and incurred but not reported claims. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we along with our independent actuary develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Our assumptions take into consideration our internal efforts to contain our costs by reviewing our risk management programs, our operational and clinical initiatives, and other industry changes affecting the long-term care market. We also monitor the reasonableness of the judgments made in the prior-year estimation process and adjust our current year assumptions accordingly. We will evaluate the adequacy of our general and professional liability reserves with our independent actuary semi-annually during 2002. We can give you no assurance that this liability will not require material adjustment in future periods.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues. Our revenues increased $313.5 million, or 13 percent, from 2000 to 2001. Our revenues from skilled nursing and assisted living facilities increased $239.6 million, or 12 percent, due to increases in rates – $213.8 million, increases in bed capacity – $17.4 million and increases in occupancy – $8.4 million. Our revenues from the home health business increased $53.0 million primarily because of an increase in hospice services and home health visits.

Our rate increases for the skilled nursing and assisted living facilities related to Medicare, Medicaid and private pay sources. Our average Medicare rate increased 14 percent from $278 per day in 2000 to $317 in 2001 related to BBRA 99 and BIPA 2000 provisions, as well as our higher acuity patients. Our average Medicaid rate increased 7 percent from $108 per day in 2000 to $116 per day in 2001. Private and other rates for our skilled nursing facilities increased 5 percent from $164 per day in 2000 to $172 per day in 2001.

Our bed capacity grew between 2000 and 2001 primarily because we opened two facilities with 180 beds, purchased/leased two facilities with 355 beds and expanded the number of beds in seven facilities in 2001. Our occupancy levels were 86 percent for 2000 compared with 87 percent for 2001. When excluding start-up facilities, our occupancy levels were 87 percent for 2000 and 88 percent for 2001. Our occupancy levels for skilled nursing facilities increased from 87 percent for 2000 to 88 percent for 2001. The quality mix of revenues from Medicare, private pay and insured patients that related to skilled nursing and assisted living facilities and rehabilitation operations remained constant at 67 percent for 2000 and 2001.

Operating Expenses. Our operating expenses in 2001 increased $255.0 million, or 13 percent, compared with 2000. Operating expenses from our home health business increased $42.6 million due to an increase in services and bad debt expense. Operating expenses from skilled nursing and assisted living facilities increased $203.2 million, or 12 percent. We attribute the largest portion of this skilled nursing and assisted living operating expense increase in the amount of $119.3 million to labor costs and temporary staffing.

Our other long-term care operating expense increases included ancillary costs, excluding internal labor, of $23.7 million and general and professional liability expense of $19.4 million. Ancillary costs, which include various types of therapies, medical supplies and prescription drugs, increased as a result of our more medically complex patients. Our general and professional liability expense increased from $79.2 million in 2000 to $98.6 million in 2001. Our 2001 expense included $60.6 million for our current policy periods and $38.0 million for a change in estimate on policy periods prior to June 2000. Our 2000 expense included

We had an additional long-term care operating expense of $23.6 million in the fourth quarter of 2001 related to the damage award from the arbitration decision with NeighborCare Pharmacy Services, or NeighborCare. On February 14, 2002, a decision was rendered in an arbitration hearing between NeighborCare, an institutional pharmacy services subsidiary of Genesis Health Ventures, Inc., and us. The decision denies our right to terminate our NeighborCare supply agreements before their expiration on September 30, 2004. The decision requires us to pay damages and certain related amounts of approximately $23.6 million to NeighborCare for profits lost, as well as pre-judgment interest of $1.0 million, as a result of their being precluded from supplying other facilities of ours. The estimated interest cost of $1.0 million was recorded in interest expense. The results of the arbitration will not increase our pharmaceutical costs for the remainder of the supply agreement terms.

General and Administrative Expenses. Our general and administrative expenses, which approximated 4 percent of revenues, increased $11.1 million compared with 2000, primarily as a result of stock appreciation rights, legal expenses, other professional services and general cost increases.

Depreciation and Amortization. Depreciation increased $4.2 million from the prior year because of additional depreciation for our new construction projects and renovation of existing facilities completed in the past year. Amortization increased $2.8 million primarily due to computer software amortization.

Interest Expense. When excluding capitalized interest and $1.0 million of estimated interest from the arbitration decision with NeighborCare, our interest expense decreased $13.5 million compared with 2000. The decrease related to a decline in average interest rates and debt levels.

Equity in Earnings of Affiliated Companies. On July 2, 2001, we paid in full a $57.1 million revolving line of credit, which we guaranteed, of a development joint venture. As a result of the repayment, we were assigned the full rights and privileges of the lenders including security interests in 13 Alzheimer's assisted living facilities. During 2001, we reached a settlement with all joint venture parties and received title to the 13 facilities. We consolidated the results of these facilities in the third quarter of 2001 and classified them as held for sale. During the first half of 2001 (prior to our consolidation), we recorded equity losses of $3.1 million related to this development joint venture. We recorded equity losses of $1.2 million in 2000.

We were a 50 percent owner in a partnership that sold its only nursing home in June 2001. During the second quarter of 2001, we reversed $1.5 million of previously recorded losses for this partnership. These losses were booked in excess of our investment because we had guaranteed the partnership's debt, which was paid off with the sale of the nursing home.

Interest Income and Other. Our interest income decreased $1.6 million from 2000 to 2001. In 2000, IHHI had interest income of $1.2 million because of high cash balances prior to our acquisition of its remaining shares in December 2000. This line item also includes the gain on the sale of assets of $0.5 million in 2000 compared with a loss of $0.4 million in 2001.

Income taxes. During the fourth quarter of 2001, we recorded a $12.0 million charge related to the final resolution with the Internal Revenue Service, or IRS, for corporate-owned life insurance, or COLI. In November 2001, we received a notice from the IRS denying interest deductions on policy loans related to COLI for years 1993 through 1998. We agreed to a final COLI settlement with the IRS for an estimated $38.0 million including interest, which allowed us to retain a portion of these deductions. We expect to pay the settlement in the next 18 months. We expect our effective tax rate for 2002 to be comparable to our 2001 effective tax rate of 38 percent, before the COLI charge.

Minority Interest Income. The minority interest income for 2000 represented the minority owners' share of IHHI's net income. In December 2000, we purchased the remaining shares of IHHI to increase our ownership to 100 percent.

Inflation. We believe that inflation has had no material impact on our results of operations.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

As we explained in the overview, we changed the accounting for our investment in IHHI retroactive to January 1, 2000. In the table below, we include IHHI's actual financial results in our revenues and expenses for 1999 so that you may compare these numbers with our 2000 revenues and expenses in a more meaningful way. The narrative that follows includes IHHI in 1999 only for these four line items in the table.

	2000	1999	Percent Change
	(In thousands)		
Revenues	$ 2,380,578	$ 2,219,651	7%
Expenses:			
Operating	2,016,764	1,769,706	14%
General and administrative	104,027	96,749	8%
Depreciation and amortization	121,208	116,079	4%

Revenues. Our revenues increased $160.9 million, or 7 percent, from 1999 to 2000. By excluding the facilities we sold or leased in 1999, our revenues increased $181.9 million, or 8 percent. Our revenues from skilled nursing and assisted living facilities that are included in 2000 operations increased $147.2 million, or 8 percent. This increase was due to increases in rates – $123.0 million and increases in bed capacity – $33.1 million, which increases were partially offset by a decrease in occupancy – $8.9 million. Our revenues from the combined home health businesses increased $41.1 million, primarily because of an increase in hospice services and home health visits.

Our rate increases for the skilled nursing and assisted living facilities related to private pay, Medicaid and Medicare sources. The Medicare rate increase related to BBRA 99 provisions. Our bed capacity grew between 1999 and 2000 primarily because we opened 11 assisted living facilities in 2000 and added other skilled nursing beds. Our occupancy levels for facilities in operation in 2000 were 87 percent for 1999 compared with 86 percent for 2000. When excluding start-up facilities, our occupancy levels were 87 percent for both years. Our occupancy levels for skilled nursing facilities were 87 percent for both years. In addition, our skilled nursing occupancy increased to 88 percent in the fourth quarter of 2000. The quality mix of revenues from Medicare, private pay and insured patients that related to skilled nursing and assisted living facilities and rehabilitation operations remained constant at 67 percent for 1999 and 2000.

Operating Expenses. Our operating expenses in 2000 increased $247.1 million, or 14 percent, compared with 1999. If we exclude facilities sold or leased in 1999, operating expenses increased $265.9 million, or 15 percent. Operating expenses from our home health businesses increased $36.5 million, which is consistent with the revenues increase mentioned above. Operating expenses from skilled nursing and assisted living facilities increased $208.4 million. We attribute the largest portion of this skilled nursing and assisted living operating expense increase to labor costs and temporary staffing in the amount of $88.8 million.

An additional $57.0 million of the skilled nursing and assisted living operating expense increase resulted from our recording an increased general and professional liability expense in 2000 compared with 1999. This increase related to a change in estimate incorporating industry experience.

General and Administrative Expenses. Our general and administrative expenses, which approximated 4 percent of revenues, increased $7.3 million compared with 1999, primarily as a result of legal expenses, other professional services and general cost increases.

Depreciation and Amortization. Our depreciation and amortization increased $5.1 million, primarily due to computer software amortization.

Interest Expense. Although our average debt outstanding has declined, our interest expense increased $6.7 million compared with the prior year due to an increase in interest rates.

Impairment of Investments. On April 26, 1998, Vitalink Pharmacy Services, Inc. entered into an Agreement and Plan of Merger with Genesis Health Ventures, Inc. Pursuant to the Vitalink merger agreement, which was effective on August 28, 1998, Manor Care of America, Inc., or MCA, and one of its subsidiaries received 586,240 shares of Genesis Series G Cumulative Convertible Preferred Stock valued at $293.1 million as consideration for all of MCA's common stock of Vitalink. After a third-party valuation, we reduced the carrying value of our Genesis stock investment by $274.1 million in 1999 because of Genesis' inability to pay dividends and its operating performance. Because of Genesis' bankruptcy filing on June 22, 2000, we reduced the carrying value of our investment by $19.0 million to zero and wrote off a separate Genesis-related investment of $1.0 million in 2000.

In October 2001, Genesis emerged from Chapter 11 protection following the completion of its plan of reorganization resulting in no distribution to its preferred or common shareholders. Under the terms of the reorganization, all preferred and common shares were canceled.

Dividend Income. The Genesis Series G Preferred Stock bore cash dividends at the initial rate of 5.9375 percent. In 1999, we recorded $4.4 million of dividend income each quarter and then fully reserved the dividends at the end of the year due to non-payment. Because Genesis did not pay cumulative dividends for four consecutive quarters, all future dividends beginning in 2000 were payable in additional shares of Genesis Series G Preferred Stock. Based on Genesis' inability to pay cash dividends and its bankruptcy filing, we fully reserved the dividends of $17.4 million in 2000.

We owned 100 percent of the IHHI preferred stock, which had a 12 percent annual dividend. As a result of changing the accounting for our investment in IHHI in 2000, we eliminated the preferred stock dividend of $2.4 million in consolidation. In 1999, however, we fully reported the dividend on the line item, "Interest income and other."

Minority Interest Income. The minority interest income for 2000 represented the minority owners' share of IHHI's net income. In 1999, we did not consolidate IHHI's financial results with our financial results. Instead, we recorded our share of IHHI's earnings on the line item, "Equity in earnings of affiliated companies."

Extraordinary Item. During 1999, we sold assets for a net after-accounted for as a pooling of interests. We sold 26 facilities to Alterra Healthcare Corporation for $154.5 million, realizing a gain of $6.1 million – $3.7 million after tax. We also exercised a purchase option on MCA's corporate headquarters in Gaithersburg, Maryland, and sold the property, realizing net proceeds of $24.5 million and a $10.1 million gain – $6.1 million after tax.

Inflation. We believe that inflation has had no material impact on our results of operations.

Financial Condition – December 31, 2001 and 2000

Assets held for sale of $57.7 million at December 31, 2001 included 13 assisted living facilities that we intend to sell within the next year. We acquired these assets from a development joint venture as a settlement for our payment of its outstanding revolving line of credit, which we guaranteed, that matured June 29, 2001.

Accrued insurance liabilities increased $67.7 million to $175.4 million at December 31, 2001, with $99.0 million classified as other long-term liabilities. The increase resulted primarily from the accrual for general and professional liabilities that we discussed previously.

Other accrued liabilities included $24.6 million related to the damage awards in our arbitration hearing with NeighborCare, as discussed previously.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets," that we are required to adopt beginning January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. Manor Care has no indefinite-lived intangible assets. Our amortization of goodwill was $3.4 million in 2001. During 2002, management will perform the initial impairment test on recorded goodwill which totals $80.4 million as of January 1, 2002. Management has not determined the effect, if any, of the initial impairment test on its consolidated financial position or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), that we are required to adopt beginning January 1, 2002 with transition provisions for certain matters. The new rules on asset impairment supersede Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), and provide a single accounting model for long-lived assets to be disposed of. In accordance with the new standard, we will continue to follow the guidance in FAS 121 for the disposal of the 13 assisted living

Capital Resources and Liquidity

Cash Flows. During 2001, we satisfied our cash requirements from cash generated from operating activities. Cash flows from operating activities were $283.4 million for 2001, an increase of $73.3 million from 2000. Our operating cash flows increased primarily because of an increase in net income, an improvement in our days sales outstanding for receivables and an additional accrual for the arbitration award discussed previously. We used the cash principally for capital expenditures, to acquire businesses, to repay debt and to purchase our common stock. Expenditures for property and equipment during 2001 were $89.4 million, which included $24.8 million to construct new facilities and expand existing facilities.

Debt Agreements. In March 2001, we issued $200 million of 8% Senior Notes due in 2008. We used the net proceeds of $196.6 million from the Senior Notes to repay borrowings outstanding under our two bank credit agreements, including all loans under our 364-day, $200 million credit agreement that was scheduled to mature September 21, 2001. Having paid off all borrowings under the 364-day agreement, we reduced the commitment under this credit facility by $150 million in March and canceled the remaining $50 million commitment in August 2001.

At December 31, 2001, we had a five-year, $500 million credit agreement with a group of banks that is scheduled to mature September 24, 2003. At December 31, 2001, outstanding borrowings totaled $334.0 million under the five-year agreement. After consideration of usage for letters of credit, we had $135.8 million remaining credit available under the five-year agreement on December 31, 2001.

Our five-year credit agreement requires us to meet certain measurable financial ratio tests, to refrain from certain prohibited transactions (such as certain liens, larger-than-permitted dividends, stock redemptions and asset sales), and to fulfill certain affirmative obligations (such as paying taxes when due and maintaining properties and licenses). We met all covenants at December 31, 2001. None of our debt agreements permit the lenders to determine in their sole discretion that a material adverse change has occurred and either refuse to lend additional funds or accelerate current loans. Our 8% Senior Note agreement contains a clause that is triggered if we have a change-of-control that is immediately followed by a downgrade in debt rating by either Standard & Poor's Ratings Service or Moody's Investors Service, Inc. If a change-of-control is followed by a rating agency downgrade, we are obligated to offer to redeem the 8% Senior Notes. As long as we offer to make such redemption, we will have satisfied the conditions of the 8% Senior Notes.

Stock Purchase. On February 8, 2000, our board of directors authorized us to spend up to $100 million to purchase our common stock through December 31, 2001. We purchased 1,627,700 shares in 2001 for $42.8 million. On December 4, 2001, the board authorized an additional $100 million from January 1, 2002 through December 31, 2003. We may use the shares for internal stock option and 401(k) match programs and for other uses, such as possible acquisitions.

Sale of Hospital. We anticipate closing on the sale of our hospital and simultaneously acquiring a 20 percent interest in two entities, one that will own our hospital, in the first half of 2002. We estimate the net cash provided by these transactions to be $48 million.

Sale of Assisted Living Facilities. We had 13 assisted living facilities held for sale at December 31, 2001. We would expect to receive at least $57.7 million if all these facilities were sold in the next year.

BBRA 99 and BIPA 2000. Certain of the increases in Medicare reimbursement for skilled nursing facilities provided for under BBRA 99 and BIPA 2000 will sunset in October 2002. Unless Congress enacts additional legislation, the loss of revenues with this occurrence could have a material adverse effect on us. If Congress fails to act, we estimate our fourth-quarter 2002 pretax earnings would be reduced by approximately $10 million related to this issue, including the actions we would take to mitigate the reduction in revenues. While Congress could promptly act on this issue, no assurances can be given as to whether Congress will take action, the timing of any action or the form of any relief enacted.

Contractual Obligations. The following table provides information about our contractual obligations at December 31, 2001, excluding current liabilities except for the current portion of long-term debt:

	Payments Due by Years				
	Total	2002	2003-2004	2005-2006	After 2006
			(In thousands)		
Debt (excluding capital lease obligations)	$ 715,939	$ 5,224	$ 345,237	$ 156,727	$ 208,751
Capital lease obligations	14,276	657	1,270	1,257	11,092
Operating leases [1]	93,059	17,233	21,543	8,567	45,716
Internal construction projects	4,473	4,473			
Long-term environmental liability	19,358		19,358		
Total	$ 847,105	$ 27,587	$ 387,408	$ 166,551	$ 265,559

[1] The operating lease obligation includes the annual operating lease payments on our corporate headquarters that reflect interest only on the lessor's $22.8 million of underlying debt obligations as well as a residual guarantee of that amount at the lease maturity in 2009. At the maturity of the lease, we will be obligated to either purchase the building and refinance the $22.8 million of underlying debt or vacate the building and cover the difference, if any, between that amount and the then fair market value of the building.

We believe that our cash flow from operations will be sufficient to cover debt payments, future capital expenditures and operating needs. It is likely that we will pursue growth from acquisitions, partnerships and other ventures that we would fund from excess cash from operations, credit available under the bank credit agreement and other financing arrangements that are normally available in the marketplace.

Commitments and Contingencies

Letters of Credit. We had total letters of credit of $32.1 million at December 31, 2001, which benefit certain third-party insurers and bondholders of certain industrial revenue bonds, and 90 percent of these letters of credit related to recorded liabilities.

Acquisition Agreements. Certain acquisition agreements provide for additional consideration to be paid contingent upon the future financial results of the businesses. The maximum contingent consideration aggregates $5.8 million and will, if earned, be paid over the next four years and treated as additions to the purchase price of the businesses.

Environmental Liabilities. One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties in a variety of actions relating to waste disposal sites that allegedly are subject to remedial action under the federal Comprehensive Environmental Response Compensation Liability Act, or CERCLA, and similar state laws. CERCLA imposes retroactive, strict joint and several liability on potentially responsible parties for the costs of hazardous waste clean-up. The actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies. Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The actions allege that Cenco transported or generated hazardous substances that came to be located at the sites in question. Environmental proceedings may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. These proceedings involve efforts by governmental entities or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial.

We cannot quantify with precision the potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, because of the inherent uncertainties of litigation and because the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been determined. Based upon our current assessment of the likely outcome of the actions, we believe that our future environmental liabilities will be approximately $24.0 to $28.5 million. We have received or expect to receive between $20.3 million and $24.5 million of insurance proceeds, depending upon the ultimate liabilities, which will offset some of our potential liability.

General and Professional Liability. We are party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. At December 31, 2001, the general and professional liability consisted of short-term reserves of $48.0 million and long-term reserves of $88.5 million. We can give you no assurance that this liability will not require material adjustment in future periods.

Quantitative and Qualitative Disclosures about Market Risk

Changes in U.S. interest rates expose us to market risks inherent with derivatives and other financial instruments. We are not a party to any material derivative financial instruments. Our interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to our U.S. dollar indebtedness. To lessen the impact of fluctuations in variable interest rates, we could, at our option, convert to fixed interest rates by either refinancing variable rate debt with fixed rate debt or entering into interest rate swaps.

During March 2001, we issued $200 million of 8% Senior Notes. The net proceeds were used to repay borrowings outstanding under our two bank credit agreements, including all loans under our 364-day credit agreement that was scheduled to mature September 21, 2001. Because of the decline in U.S. interest rates in 2001, the fair value of our fixed rate debt is higher than its carrying value.

The following table provides information about our significant interest rate risk at December 31:

	2001		2000	
	Outstanding	Fair Value	Outstanding	Fair Value
		(In thousands)		
Variable rate debt:				
364-day credit agreement, canceled August 2001, interest at a Eurodollar-based rate plus 1.625%			$ 155,000	$ 155,000
Five-year credit agreement, matures September 2003, interest at a Eurodollar-based rate plus .50% and .80%, respectively	$ 334,000	$ 334,000	452,000	452,000
Fixed rate debt:				
Senior notes, due June 2006, interest rate at 7½%	150,000	157,959	150,000	141,003
Senior notes, due March 2008, interest rate at 8%	200,000	211,179		

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this report by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project," "will be" and similar words or phrases, or the negative thereof.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

- Changes in Medicare, Medicaid and certain private payors' reimbursement levels;
- Existing government regulations and changes in, or the failure to comply with, governmental regulations or the interpretations thereof;
- Changes in current trends in the cost and volume of general and professional liability claims;
- The ability to attract and retain qualified personnel;
- Our existing and future debt which may affect our ability to obtain financing in the future or compliance with current debt covenants;
- Integration of acquired businesses;
- Changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;
- State regulation of the construction or expansion of health care providers;
- Legislative proposals for health care reform;
- Competition;
- The failure to comply with occupational health and safety regulations;
- The ability to enter into managed care provider arrangements on acceptable terms; and
- Litigation.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Manor Care, Inc.

We have audited the accompanying consolidated balance sheets of Manor Care, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manor Care, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Toledo, Ohio
January 24, 2002,
except for Notes 17 and 18,
as to which the date is
February 25, 2002

	Year ended December 31		
	2001	2000	1999
	(In thousands, except per share data)		
Revenues	$2,694,056	$2,380,578	$2,135,345
Expenses:			
Operating	2,271,808	2,016,764	1,697,459
General and administrative	115,094	104,027	89,743
Depreciation and amortization	128,159	121,208	114,601
Provision for restructuring charge, merger expenses, asset impairment and other related charges			14,787
	2,515,061	2,241,999	1,916,590
Income before other income (expenses), income taxes and minority interest	178,995	138,579	218,755
Other income (expenses):			
Interest expense	(50,800)	(60,733)	(54,082)
Impairment of investments		(20,000)	(274,120)
Equity in earnings of affiliated companies	1,407	812	1,729
Interest income and other	390	3,011	5,322
Total other expenses, net	(49,003)	(76,910)	(321,151)
Income (loss) before income taxes and minority interest	129,992	61,669	(102,396)
Income taxes (benefit)	61,502	21,489	(47,238)
Minority interest income		1,125	
Income (loss) before extraordinary item	68,490	39,055	(55,158)
Extraordinary item (net of taxes of $7,508)			11,500
Net income (loss)	$ 68,490	$ 39,055	$ (43,658)
Earnings per share – basic:			
Income (loss) before extraordinary item	$ .67	$ .38	$ (.51)
Extraordinary item (net of taxes)			.11
Net income (loss)	$ .67	$ .38	$ (.41)*
Earnings per share – diluted:			
Income (loss) before extraordinary item	$ .66	$ .38	$ (.51)
Extraordinary item (net of taxes)			.11
Net income (loss)	$ .66	$ .38	$ (.41)*
Weighted-average shares:			
Basic	102,066	102,203	107,627
Diluted	103,685	103,126	107,627

**Doesn't add due to rounding.*
See accompanying notes.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(In thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 26,691	$ 24,943
Receivables, less allowances for doubtful accounts of $68,827 and $61,137, respectively	391,109	393,050
Prepaid expenses and other assets	31,630	24,867
Assets held for sale	57,735	
Deferred income taxes	82,465	62,019
Total current assets	589,630	504,879
Net property and equipment	1,556,910	1,577,378
Intangible assets, net of amortization of $22,469 and $17,869, respectively	97,650	100,022
Other assets	179,881	176,189
Total assets	$ 2,424,071	$ 2,358,468
Liabilities And Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 88,615	$ 90,390
Employee compensation and benefits	115,533	81,065
Accrued insurance liabilities	76,450	65,165
Income tax payable	34,342	27,274
Other accrued liabilities	71,031	48,172
Revolving loans		155,000
Long-term debt due within one year	5,388	5,479
Total current liabilities	391,359	472,545
Long-term debt	715,830	644,054
Deferred income taxes	103,095	108,916
Other liabilities	167,249	120,224
Shareholders' equity:		
Preferred stock, $.01 par value, 5 million shares authorized		
Common stock, $.01 par value, 300 million shares authorized, 111.0 million shares issued	1,110	1,110
Capital in excess of par value	348,199	335,609
Retained earnings	878,250	837,123
Accumulated other comprehensive income	328	
	1,227,887	1,173,842
Less treasury stock, at cost (8.7 and 8.4 million shares, respectively)	(181,349)	(161,113)
Total shareholders' equity	1,046,538	1,012,729
Total liabilities and shareholders' equity	$ 2,424,071	$ 2,358,468

See accompanying notes.

	Year ended December 31		
	2001	2000	1999
	(In thousands)		
Operating Activities			
Net income (loss)	$ 68,490	$ 39,055	$ (43,658)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	128,159	121,208	115,910
Asset impairment and other non-cash charges			12,240
Impairment of investments		20,000	274,120
Provision for bad debts	45,884	32,911	29,005
Deferred income taxes	(25,474)	(26,518)	(112,984)
Net (gain) loss on sale of assets	445	(506)	(18,963)
Equity in earnings of affiliated companies	(1,407)	(812)	(1,729)
Minority interest income		1,125	
Changes in assets and liabilities, excluding sold facilities and acquisitions:			
Receivables	(44,889)	(91,649)	(69,974)
Prepaid expenses and other assets	(9,902)	10,371	(6,355)
Liabilities	122,121	104,964	(40,502)
Total adjustments	214,937	171,094	180,768
Net cash provided by operating activities	283,427	210,149	137,110
Investing Activities			
Investment in property and equipment	(89,400)	(116,941)	(166,503)
Investment in systems development	(6,721)	(10,067)	(11,122)
Acquisition of assets from development joint venture	(57,063)		
Acquisitions	(12,743)	(22,263)	(9,229)
Proceeds from sale of assets	8,046	8,893	263,941
Consolidation of subsidiary		15,701	
Net cash provided by (used in) investing activities	(157,881)	(124,677)	77,087
Financing Activities			
Net repayments under bank credit agreements	(273,000)	(48,500)	(50,500)
Principal payments of long-term debt	(10,315)	(18,630)	(6,712)
Proceeds from issuance of senior notes	200,000		
Payment of deferred financing costs	(3,397)		
Proceeds from stock options and common stock	5,667	474	1,954
Purchase of common stock for treasury	(42,753)	(6,160)	(180,370)
Net cash used in financing activities	(123,798)	(72,816)	(235,628)
Net increase (decrease) in cash and cash equivalents	1,748	12,656	(21,431)
Cash and cash equivalents at beginning of period	24,943	12,287	33,718
Cash and cash equivalents at end of period	$ 26,691	$ 24,943	$ 12,287

See accompanying notes.

Consolidated Statements of Shareholders' Equity

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Compre-hensive Income	Treasury Stock		Total Share-holders' Equity
	Shares	Amount				Shares	Amount	
				(In thousands)				
Balance at January 1, 1999	110,946	$ 1,109	$ 356,333	$ 841,726				$ 1,199,168
Purchase of treasury stock						(8,793)	$ (181,268)	(181,268)
Exercise of stock options	87	1	(1,165)			125	3,169	2,005
Tax benefit from restricted stock and exercise of stock options			3,790					3,790
Net loss				(43,658)				(43,658)
Balance at December 31, 1999	111,033	1,110	358,958	798,068		(8,668)	(178,099)	980,037
Issue and vesting of restricted stock			(14,451)			550	14,656	205
Purchase of treasury stock						(777)	(11,409)	(11,409)
Exercise of stock options			(10,840)			507	13,739	2,899
Tax benefit from restricted stock and exercise of stock options			1,942					1,942
Net income				39,055				39,055
Balance at December 31, 2000	111,033	1,110	335,609	837,123		(8,388)	(161,113)	1,012,729
Issue and vesting of restricted stock			(2,610)	(1,721)		185	5,062	731
Purchase of treasury stock						(2,703)	(73,957)	(73,957)
Exercise of stock options				(25,642)		2,164	48,659	23,017
Tax benefit from restricted stock and exercise of stock options			15,200					15,200
Comprehensive income:								
Net income				68,490				
Other comprehensive income (loss), net of tax:								
Unrealized gain on investments, net of tax of $659					$1,009			
Minimum pension liability, net of tax benefit of $296					(453)			
Derivative loss, net of tax benefit of $152					(228)			
Total comprehensive income								68,818
Balance at December 31, 2001	111,033	$ 1,110	$ 348,199	$ 878,250	$ 328	(8,742)	$ (181,349)	$ 1,046,538

See accompanying notes.

1. Accounting Policies

Nature of Operations

Manor Care, Inc. (the Company) is a provider of a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, home health care, hospice care, and management services for subacute care and rehabilitation therapy. The most significant portion of the Company's business relates to skilled nursing care and assisted living, operating 355 centers in 32 states with more than 60 percent located in Florida, Illinois, Michigan, Ohio and Pennsylvania. The Company also has 13 assisted living centers located in five states that are currently held for sale. The Company provides rehabilitation therapy in nursing centers of its own and others, and in the Company's 96 outpatient therapy clinics serving the Midwestern and Mid-Atlantic states, Texas and Florida. The home health care business specializes in all levels of home health, hospice care and rehabilitation therapy with 81 offices located in 19 states. The Company operates one hospital in Texas. In addition, the Company owns a majority of a medical transcription business, which converts medical dictation into electronically formatted patient records.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The Company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as other long-term assets. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of the affiliate as it occurs. Losses are limited to the extent of the Company's investments in, advances to and guarantees for the investee.

In June 2000, the Company changed the accounting method for its investment in In Home Health, Inc. (IHHI) from the equity method to consolidation due to an increase in ownership from 41 percent to 61 percent. Retroactive to January 1, 2000, the Company began consolidating the results of IHHI and deducting the minority interest share on an after-tax basis. On December 28, 2000, pursuant to a merger agreement approved by IHHI stockholders, the Company purchased the remaining shares of IHHI to increase its ownership to 100 percent.

In 1998, the shareholders of Health Care and Retirement Corporation (HCR) and the shareholders of the former Manor Care, Inc., now known as Manor Care of America, Inc. (MCA), separately approved the merger of MCA into a subsidiary of HCR. As a result of the transaction, MCA became a wholly owned subsidiary of HCR, and HCR changed its name to HCR Manor Care, Inc. and then to Manor Care, Inc. in 1999. The merger was accounted for by the pooling-of-interests method. The Company recorded a charge in 1998 for restructuring, merger expenses, asset impairment and other expenses with a residual charge of certain expenses in 1999. The most significant component of the $14.8 million charge related to the amortization of certain MCA software applications until the transition to HCR's applications.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Investments with a maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Receivables and Revenues

Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by management to be the net realizable value. See Note 5 for further discussion.

Assets Held for Sale

Assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell and are not depreciated.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 20 years for equipment and furnishings and 10 to 40 years for buildings and improvements.

Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets. The Company capitalizes interest on borrowings applicable to facilities in progress.

Intangible Assets

Goodwill and other intangible assets of businesses acquired are amortized by the straight-line method over periods ranging from five to 15 years for non-compete agreements, five to 40 years for management contracts and 20 to 40 years for goodwill. See the discussion of new accounting standards for a change in accounting principles related to goodwill amortization beginning January 1, 2002.

Impairment of Long-Lived Assets

The carrying value of long-lived and intangible assets is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the amortization period may need to be changed. The Company considers internal and external factors relating to each asset, including cash flow, contract changes, local market developments, national health care trends and other publicly available information. If these factors and the projected undiscounted cash flows of the company over the remaining amortization period indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value. See the discussion of new accounting standards for a change in accounting principles related to goodwill beginning January 1, 2002.

Systems Development Costs

Costs incurred for systems development include eligible direct payroll and consulting costs. These costs are capitalized and are amortized over the estimated useful lives of the related systems.

Investment in Life Insurance

Investment in corporate-owned life insurance policies is recorded net of policy loans in other assets. The net life insurance expense, which includes premiums and interest on cash surrender borrowings, net of all increases in cash surrender values, is included in operating expenses.

General and Professional Liability

The Company purchases general and professional liability insurance and has maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $2.0 million depending on the policy year and state. Provisions for estimated settlements, including incurred but not reported claims, are provided on an undiscounted basis in the period of the related coverage. These provisions are based on internal and external evaluations of the merits of the individual claims, analysis of claim history and the estimated reserves assigned by the Company's third-party administrator. The methods of making such estimates and establishing the resulting accrued liabilities are reviewed with the Company's independent actuary. Any adjustments resulting from the review are reflected in current earnings. Claims are paid over varying periods, which generally range from one to six years.

Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred $11.6 million, $9.9 million and $9.5 million in advertising costs for the years ended December 31, 2001, 2000 and 1999, respectively.

Treasury Stock

The Company records the purchase of its common stock for treasury at cost. The treasury stock is reissued on a first-in, first-out method. If the proceeds from reissuance of treasury stock exceed the cost of the treasury stock, the excess is recorded in capital in excess of par value. If the cost of the treasury stock exceeds the proceeds from reissuance of the treasury stock, the difference is first charged against any excess previously recorded in capital in excess of par value, and any remainder is charged to retained earnings.

Stock-Based Compensation

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, the Company recognizes no compensation expense for the stock options.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income (income available to common shareholders) by the weighted-average number of common shares outstanding, excluding non-vested restricted stock, during the period. The computation of diluted EPS is similar to basic EPS except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Dilutive potential common shares for the Company include shares issuable upon exercise of the Company's non-qualified stock options and restricted stock that has not vested.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets," that the Company is required to adopt beginning January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company has no indefinite-lived intangible assets. The Company's amortization of goodwill was $3.4 million in 2001. During 2002, management will perform the initial impairment test on recorded goodwill which totals $80.4 million as of January 1, 2002. Management has not determined the effect, if any, of the initial impairment test on its consolidated financial position or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), that the Company is required to adopt beginning January 1, 2002 with transition provisions for certain matters. The new rules on asset impairment supersede Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), and provide a single accounting model for long-lived assets to be disposed of. In accordance with the new standard, the Company will continue to follow the guidance in FAS 121 for the disposal of 13 assisted living facilities. There will be no additional effect on the Company's consolidated financial position or results of operations as a result of adopting FAS 144.

Reclassifications

Certain reclassifications affecting intangible assets, other assets, operating expenses and other income have been made in the 2000 financial statements to conform with the 2001 presentation.

2. Assets Held For Sale

In 1999, the Company and Alterra Healthcare Corporation (Alterra) formed a development joint venture and jointly and severally guaranteed a revolving line of credit which matured June 29, 2001. On July 2, 2001, the Company paid in full the $57.1 million revolving line of credit of the development joint venture. As a result of the repayment, the Company was assigned the full rights and privileges of the lenders including security interests in 13 Alzheimer's assisted living facilities. During 2001, the Company, Alterra and the third-party equity investors reached a settlement on all matters related to the development joint venture. As a result of the settlement, the Company received title to the 13 facilities

The Company intends to sell these facilities within the next year. Accordingly, the Company has classified the net assets of $57.7 million for these assisted living facilities as held for sale in the consolidated balance sheet. The results of operations for these facilities, which were included in the Company's results for the second half of 2001, were not material and were at a breakeven operating level. Prior to July 2, 2001, the results of these facilities were recorded under the equity method.

3. Acquisitions/Divestitures

The Company owned 41 percent of In Home Health, Inc. (IHHI) at December 31, 1999 and acquired the remaining interest in 2000 for $14.0 million. The acquisition was recorded under the purchase method of accounting, and the Company recorded $13.0 million of goodwill with an estimated life of 20 years. The pro forma unaudited results of operations for the years ended December 31, 2000 and 1999, assuming the purchase of IHHI had been consummated as of January 1, 1999, follows:

	2000	1999
	(In thousands, except per share data)	
Revenues	$ 2,380,578	$ 2,219,651
Operating expenses	2,016,764	1,769,706
Income (loss) before extraordinary item	39,305	(53,332)
Net income (loss)	39,305	(41,832)
Net income (loss) per share – basic and diluted	$ .38	$ (.39)

The Company also paid $12.7 million, $8.3 million and $9.2 million in 2001, 2000 and 1999, respectively, for the acquisition of a skilled nursing facility, rehabilitation therapy businesses, home health businesses and additional consideration for prior acquisitions. The acquisitions were accounted for under the purchase method of accounting. Certain acquisition agreements contain a provision for additional consideration contingent upon the future financial results of the businesses. The maximum contingent consideration aggregates $5.8 million and will, if earned, be paid over the next four years and treated as additions to the purchase price of the businesses. The results of operations of the acquired businesses were included in the consolidated statements of operations from the date of acquisition. The pro forma consolidated results of operations would not be materially different from the amounts reported in prior years.

During 1999, the Company sold 26 facilities and MCA's corporate headquarters, realizing net proceeds of $179.0 million and a $16.2 million gain ($9.8 million after tax). The gains on asset sales in 1999 have all been recorded as extraordinary items as required after a business combination accounted for as a pooling of interests.

4. Impairment of Investments

MCA and one of its subsidiaries owned approximately 50 percent of Vitalink Pharmacy Services, Inc. (Vitalink) common stock. In 1998, Vitalink entered into a merger agreement with Genesis Health Ventures, Inc. (Genesis). Pursuant to the merger agreement, MCA received 586,240 shares of Series G Cumulative Convertible Preferred Stock of Genesis (Series G Preferred Stock) valued at $293.1 million for its Vitalink common stock.

At December 31, 1999, Genesis had failed to pay dividends on the Series G Preferred Stock for four consecutive quarters. Based on Genesis' inability to pay dividends and its operating performance in 1999, the Company recorded a reserve of $17.4 million for accrued 1999 dividends and reduced the basis of its $293.1 million investment by $274.1 million.

As a result of the non-payment of the cumulative dividends for four consecutive quarters, all future dividends were payable in additional shares of Series G Preferred Stock valued at $500 per share. In 2000, the Company recorded a reserve of $17.4 million for the dividends paid in additional shares of Series G Preferred Stock and, due to Genesis' bankruptcy filing on June 22, 2000, reduced the basis of its investment by $19.0 million to zero.

In October 2001, Genesis emerged from Chapter 11 protection following the completion of its plan of reorganization resulting in no distributions to its preferred and common shareholders. Under the terms of the reorganization, all preferred and common shares were canceled.

5. Revenues

The Company receives reimbursement under the federal Medicare program and various state Medicaid programs. Revenues under these programs totaled $1.6 billion, $1.4 billion and $1.1 billion for the years ended December 31, 2001, 2000 and 1999, respectively. Medicare program revenues prior to June 1999 for skilled nursing facilities and October 2000 for home health agencies and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. In the opinion of management, any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements. Net third-party settlements amounted to an $8.2 million and $5.4 million payable at December 31, 2001 and 2000, respectively. There were no non-governmental receivables which represented amounts in excess of 10 percent of total receivables at December 31, 2001 and 2000.

Revenues for certain health care services are as follows:

	2001	2000	1999
		(In thousands)	
Skilled nursing and assisted living services	$ 2,277,509	$ 2,037,959	$ 1,911,720
Home health and hospice services	239,433	186,475	61,062
Rehabilitation services	92,135	89,590	85,111
Hospital care	60,823	50,952	44,016
Other services	24,156	15,602	33,436
	$ 2,694,056	$ 2,380,578	$ 2,135,345

6. Property and Equipment

Property and equipment consist of the following at December 31:

	2001	2000
	(In thousands)	
Land and improvements	$ 232,486	$ 234,719
Buildings and improvements	1,602,742	1,579,336
Equipment and furnishings	322,967	341,412
Capitalized leases	28,324	29,974
Construction in progress	51,202	38,415
	2,237,721	2,223,856
Less accumulated depreciation	680,811	646,478
Net property and equipment	$ 1,556,910	$ 1,577,378

Depreciation expense, including amortization of capitalized leases, amounted to $115.4 million, $111.2 million and $108.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated depreciation included $11.6 million and $11.9 million at December 31, 2001 and 2000, respectively, relating to capitalized leases.

7. Debt

Debt consists of the following at December 31:

	2001	2000
	(In thousands)	
Five Year Agreement	$ 334,000	$ 452,000
364 Day Agreement		
(revolving loans)		155,000
8% Senior Notes	200,000	
7 1/2% Senior Notes, net of discount	149,735	149,675
Mortgages and other notes	32,204	42,456
Capital lease obligations		
(see Note 8)	5,279	5,402
	721,218	804,533
Less:		
364 Day Agreement		155,000
Amounts due within one year	5,388	5,479
Long-term debt	$ 715,830	$ 644,054

In March 2001, the Company issued $200 million of 8% Senior Notes due in 2008 that are guaranteed by substantially all of its subsidiaries. All of the subsidiaries that guaranteed the 8% Senior Notes are 100 percent owned. The guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are minor. The parent company has no independent assets or operations. In May 2001, the Company registered identical Senior Notes with the Securities and Exchange Commission that were exchanged for the Senior Notes issued in March. Interest on the notes is payable semi-

The net proceeds of $196.6 million from the Senior Notes were used to repay borrowings outstanding under two bank credit agreements, including all loans under the Company's 364-day, $200 million credit agreement (364 Day Agreement) that was scheduled to mature September 21, 2001. Having paid off all borrowings under the 364 Day Agreement, the Company reduced the commitment under this credit facility by $150 million in March, and canceled the remaining $50 million commitment in August 2001.

While it existed, loans under the 364 Day Agreement bore interest at variable rates that reflected, at the election of the Company, either the agent bank's base lending rate or an increment over Eurodollar indices of .50 percent to 1.275 percent, depending on the quarterly performance of a key ratio. In addition, the 364 Day Agreement provided for a fee on the total amount of the facility, ranging from .125 percent to .225 percent, depending on the performance of the same ratio.

At December 31, 2001, the Company still has a five-year, $500 million credit agreement (Five Year Agreement) with a group of banks that is scheduled to mature September 24, 2003. This credit agreement, under which both the Company and MCA may borrow, contains various covenants, restrictions and events of default. Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to incur indebtedness, create liens, pay dividends, repurchase stock, dispose of assets and make acquisitions.

Loans under the Five Year Agreement bear interest at variable rates that reflect, at the election of the Company, the agent bank's base lending rate, rates offered by any of the participating banks under bid procedures or an increment over Eurodollar indices of .15 percent to .50 percent, depending on the quarterly performance of a key ratio. The Five Year Agreement also provides for a fee on the total amount of the facility, ranging from .125 percent to .25 percent, depending on the performance of the same key ratio. In addition to direct borrowings, the Five Year Agreement may be used to support the issuance of up to $100 million of letters of credit.

Whenever the aggregate credit facility utilization exceeds $250 million ($350 million while both the Five Year Agreement and 364 Day Agreement were in existence), an additional fee of .05 percent is charged on loans due under the Five Year Agreement (and, based on the performance of a key ratio, an additional fee ranging from .10 percent to .125 percent on loans under the 364 Day Agreement). At December 31, 2001, the average interest rate on loans under the Five Year Credit Agreement was 2.43 percent, excluding the fee on the total facility. After consideration of usage for letters of credit, the remaining credit availability under the agreement totaled $135.8 million.

In June 1996, MCA issued $150 million of 7 1/2% Senior Notes due 2006 and used the proceeds to repay borrowings under MCA's prior credit facility. In 1998, the notes were guaranteed by the Company. Interest on these notes is payable semi-annually in June and December.

Interest rates on mortgages and other long-term debt ranged from 2.73 percent to 10.75 percent. Maturities ranged from 2002 to 2009. Owned property with a net book value of $72.0 million was pledged or mortgaged. Interest paid on all debt amounted to $44.8 million, $63.7 million and $56.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Capitalized interest costs amounted to $1.9 million, $4.5 million and $3.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Debt maturities for the five years subsequent to December 31, 2001 are as follows: 2002 – $5.4 million; 2003 – $342.4 million; 2004 – $3.2 million; 2005 – $3.4 million; and 2006 – $153.7 million.

8. Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates to 2036. Certain of the facility leases contain purchase options, and the Company's headquarters lease includes a residual guarantee of $22.8 million. Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital leases as of December 31, 2001 are as follows:

	Operating Leases	Capital Leases
	(In thousands)	
2002	$ 17,233	$ 657
2003	14,525	655
2004	7,018	615
2005	4,659	620
2006	3,908	637
Later years	45,716	11,092
Total minimum lease payments	$ 93,059	14,276
Less amount representing interest		8,997
Present value of net minimum lease payments (included in long-term debt – see Note 7)		$ 5,279

Rental expense was $23.0 million, $22.4 million and $17.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

9. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ 75,116	$ 41,353	$ 51,865
State and local	11,860	8,453	15,641
	86,976	49,806	67,506
Deferred:			
Federal	(20,959)	(22,947)	(93,983)
State and local	(4,515)	(5,370)	(20,761)
	(25,474)	(28,317)	(114,744)
Provision (benefit) for income taxes before extraordinary item	61,502	21,489	(47,238)
Provision for income taxes from extraordinary item			7,508
Total provision (benefit) for income taxes	$ 61,502	$ 21,489	$ (39,730)

The reconciliation of the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes and minority interest to the provision (benefit) for income taxes before extraordinary item is as follows:

	2001	2000	1999
		(In thousands)	
Income taxes (benefit) computed at statutory rate	$ 45,497	$ 21,584	$ (35,839)
Differences resulting from:			
State and local income taxes	4,774	2,004	(3,328)
Corporate-owned life insurance	12,000		
Non-deductible compensation	1,084	911	1,870
Reversal of valuation allowance	(2,151)	(3,931)	
Jobs tax credits	(1,313)	(1,770)	(1,520)
Unrealized losses of subsidiary			4,340
Adjustment to prior years' estimated tax liabilities			(11,653)
Other	1,611	2,691	(1,108)
Provision (benefit) for income taxes before extraordinary item	$ 61,502	$ 21,489	$ (47,238)

The Internal Revenue Service has examined the Company's federal income tax returns for all years through May 31, 1995 for MCA and through December 31, 1996 for HCR. The years have been closed through May 31, 1995 for MCA and through December 31, 1992 for HCR. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

In November 2001, the Company received a notice from the Internal Revenue Service (IRS) denying interest deductions on certain policy loans related to corporate-owned life insurance (COLI) for years 1993 through 1998. The Company has agreed to a final settlement with the IRS for an estimated $38.0 million including interest, which allowed the Company to retain a portion of these deductions. The Company recorded a $12.0 million charge in the fourth quarter of 2001 related to the final resolution with the IRS for COLI.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's federal and state deferred tax assets and liabilities are as follows:

	2001	2000
	(In thousands)	
Deferred tax assets:		
Accrued insurance reserves	$ 69,219	$ 42,719
Allowances for receivables and settlements	32,961	33,433
Employee compensation and benefits	34,077	27,610
Net capital loss on Genesis investment	25,980	43,526
Environmental reserve	9,957	7,412
Arbitration reserve	9,712	
Net operating loss carryover	8,934	11,622
Other	2,780	1,759
	$ 193,620	$ 168,081
Deferred tax liabilities:		
Fixed asset and intangible asset bases differences	$ 155,779	$ 155,784
Leveraged leases	33,920	35,978
Pension receivable	10,420	8,984
Other	14,131	14,232
	$ 214,250	$ 214,978
Net deferred tax liabilities	$ (20,630)	$ (46,897)

At December 31, 2001, the Company had approximately $32.7 million of acquired net operating loss carryforwards for tax purposes which expire in 2018-2019, and the maximum amount to be used in any year is $9.5 million. At December 31, 2001, the Company had approximately $65.8 million of capital loss carryforward related to the Genesis investment that expires in 2006. Income taxes paid, net of refunds, amounted to $64.8

10. Commitments/Contingencies

One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco). Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been quantified. Based upon its current assessment of the likely outcome of the Actions, the Company believes that its future environmental liabilities will be approximately $24.0 to $28.5 million. The Company has received or expects to receive between $20.3 million and $24.5 million of insurance proceeds, depending upon the ultimate liabilities, which will offset some amounts due as a result of these exposures.

The Company is party to various other legal matters arising in the ordinary course of business including patient care-related claims and litigation. At December 31, 2001 and 2000, the general and professional liability consisted of short-term reserves of $48.0 million and $43.1 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $88.5 million and $34.1 million, respectively, which were included in other long-term liabilities. The expense for general and professional liability was $98.6 million, $79.2 million and $22.2 million for the years ended December 31, 2001, 2000 and 1999, respectively, which was included in operating expenses. There can be no assurance that such provision and liability will not require material adjustment in future periods.

As of December 31, 2001, the Company had contractual commitments of $4.5 million relating to its internal construction program. As of December 31, 2001, the Company had total letters of credit of $32.1 million that benefit certain third-party insurers and bondholders of certain industrial revenue bonds, and 90 percent of such letters of credit related to recorded liabilities.

11. Earnings Per Share

The calculation of earnings per share (EPS) is as follows:

	2001	2000	1999
	(In thousands, except EPS)		
Numerator:			
Income (loss) before extraordinary item (income available to common shareholders)	$ 68,490	$ 39,055	$ (55,158)
Denominator:			
Denominator for basic EPS – weighted-average shares	102,066	102,203	107,627
Effect of dilutive securities:			
Stock options	1,345	839	
Non-vested restricted stock	274	84	
Denominator for diluted EPS – adjusted for weighted-average shares and assumed conversions	103,685	103,126	107,627
EPS – income (loss) before extraordinary item			
Basic	$ .67	$ .38	$ (.51)
Diluted	$ .66	$ .38	$ (.51)

Options to purchase shares of the Company's common stock that were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares were: 2,195,000 million shares with an average exercise price of $33.69 in 2001 and 2,950,000 million shares with an average exercise price of $30.47 in 2000. In 1999, the dilutive effect of stock options would have been 1,121,000 shares. These shares were not included in the calculation because the effect would be anti-dilutive with a loss before extraordinary item.

12. Stock Plans

The Company's Equity Incentive Plan (Equity Plan) that was approved by shareholders in May 2001 allows the Company to grant awards of non-qualified stock options, incentive stock options and restricted stock to key employees and directors. A maximum of 4,000,000 shares of common stock are authorized for issuance under the Equity Plan with no more than 750,000 shares to be granted as restricted stock. Shares covered by expired or canceled options, by surrender or repurchase of restricted stock, or by shares withheld or delivered in payment of the exercise price or tax withholding thereon, may again be awarded under the Equity Plan. The Equity Plan replaced the Company's previous key employee stock option plan, outside director stock option plan and key senior management employee restricted stock plan. Under the Equity Plan, there are 3,912,564 shares available for future awards at December 31, 2001. During 2001, employees delivered shares to the Company valued at $31.2 million to cover the payment of the option price and related tax withholdings of the option exercise.

Certain executive officers were issued 185,000 and 550,000 restricted shares in 2001 and 2000, respectively, with a weighted-average fair value of $21.28 and $7.00, respectively, that vest at retirement. Compensation expense related to restricted stock was $0.7 million and $0.2 million for the years ended December 31, 2001 and 2000, respectively.

The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. The options for key employees vest between three and five years, and the options for outside directors vest immediately. Activity in the Company's stock option plans for the three-year period ended December 31, 2001 is as follows:

	Shares	Weighted-Average Exercise Price
Options outstanding at January 1, 1999	5,807,521	$ 20.04
Options granted	38,001	$ 26.31
Options forfeited	(227,226)	$ 31.59
Options exercised	(211,679)	$ 9.33
Options outstanding at December 31, 1999	5,406,617	$ 20.02
Options granted	1,635,444	$ 9.11
Options forfeited	(160,112)	$ 30.76
Options exercised	(506,800)	$ 5.41
Options outstanding at December 31, 2000	6,375,149	$ 18.11
Options granted	2,537,431	$ 21.32
Options forfeited	(117,200)	$ 26.28
Options expired	(567,068)	$ 36.30
Options exercised	(2,164,253)	$ 10.46
Options outstanding at December 31, 2001	6,064,059	$ 20.33
Options exercisable at		
December 31, 1999	3,952,392	$ 15.14
December 31, 2000	3,936,324	$ 17.56
December 31, 2001	2,384,182	$ 25.27

The following tables summarize information about options outstanding and options exercisable at December 31, 2001:

Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$ 5 - $10	1,480,900	$ 7.36	7.5
$10 - $20	2,339,991	$ 18.27	7.7
$20 - $30	716,075	$ 24.75	5.1
$30 - $45	1,527,093	$ 33.98	6.6
	6,064,059	$ 20.33	7.0

Options Exercisable		
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 5 - $10	200,900	$ 9.63
$10 - $20	539,441	$ 15.01
$20 - $30	716,075	$ 24.75
$30 - $45	927,766	$ 35.01
	2,384,182	$ 25.27

The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans, and, accordingly, did not recognize compensation expense for options granted in 1995 through 2001. If the Company had accounted for its 1995 through 2001 options under the fair value method, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(In thousands, except earnings per share)		
Net income (loss)			
– as reported	$ 68,490	$ 39,055	$ (43,658)
Net income (loss)			
– pro forma	$ 61,914	$ 36,039	$ (46,346)
Earnings per share			
– as reported:			
Basic	$ .67	$ .38	$ (.41)
Diluted	$ .66	$ .38	$ (.41)
Earnings per share			
– pro forma:			
Basic	$ .61	$ .35	$ (.43)
Diluted	$ .60	$ .35	$ (.43)

The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because only executive officers were granted options in 2000, a limited number of options were granted in 1999, and the vesting of certain options were accelerated in 1998.

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	46%	46%	35%
Risk-free interest rate	4.53%	6.18%	5.35%
Expected life (in years)	3.8	4.2	4.8
Weighted-average fair value	$ 7.39	$ 3.36	$ 10.25

The option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

13. Employee Benefit Plans

The Company had two qualified defined benefit pension plans that were merged in 2001. These plans were amended in 1994 and 1996 to freeze all future benefits.

The funded status of these plans is as follows:

	2001	2000
	(In thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 31,309	$ 35,512
Interest cost	2,283	2,341
Actuarial (gain) loss	1,901	(2,486)
Benefits paid	(4,758)	(4,058)
Benefit obligation at end of year	30,735	31,309
Change in plan assets		
Fair value of plan assets at beginning of year	62,302	65,132
Actual return on plan assets	(1,488)	1,228
Benefits paid	(4,758)	(4,058)
Fair value of plan assets at end of year	56,056	62,302
Excess funded status of the plans	25,321	30,993
Unrecognized net actuarial (gain) loss	507	(8,410)
Prepaid benefit cost	$ 25,828	$ 22,583

The components of the net pension income for these plans are as follows:

	2001	2000	1999
		(In thousands)	
Interest cost	$ 2,283	$ 2,341	$ 2,575
Expected return on plan assets	(5,527)	(5,408)	(5,395)
Net pension income	$ (3,244)	$ (3,067)	$ (2,820)

The actuarial present value of benefit obligations is based on an average discount rate of 7.50 percent and 7.75 percent at December 31, 2001 and 2000, respectively. The freezing of future pension benefits eliminated any future salary increases from the computation. The average expected long-term rate of return on assets is 10 percent for 2001 and 2000.

The Company has two senior executive retirement plans which are non-qualified plans designed to provide pension benefits and life insurance for certain officers. Pension benefits are based on compensation and length of service. The benefits under one of the plans are provided from a combination of the benefits to which the corporate officers are entitled under a defined benefit pension plan and from life insurance policies that are owned by certain officers who have assigned the corporate interest (the Company's share of premiums paid) in the policies to the Company. The Company's share of the cash surrender value of the policies was $49.4 million and $36.2 million at December 31, 2001 and 2000, respectively, and was included in other assets. The other plan is unfunded. During 2000, the unfunded plan recognized a curtailment gain of $1.8 million due to the resignation of employees, which reduced accrued benefits. The accrued liability for both plans was $9.2 million and $8.1 million at December 31, 2001 and 2000, respectively, and was included in other long-term liabilities.

The Company maintains two savings programs qualified under Section 401(k) of the Internal Revenue Code (401(k)) and two non-qualified, deferred compensation programs. The Company contributes up to a maximum matching contribution ranging from 2 percent to 6 percent of the participant's compensation, as defined in each plan. The Company's expense for these plans amounted to $4.5 million, $6.5 million and $11.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in expense for 2001 and 2000 was primarily due to a decline in earnings on the non-qualified, deferred compensation programs.

14. Fair Value of Financial Instruments

The carrying amount and fair value of the financial instruments are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(In thousands)		
Cash and cash equivalents	$ 26,691	$ 26,691	$ 24,943	$ 24,943
Debt, excluding capitalized leases	715,939	735,976	799,131	790,086

The carrying amount of cash and cash equivalents is equal to its fair value due to the short maturity of the investments.

The carrying amount of debt, excluding capitalized lease obligations, approximates its fair value due to the significant amount of variable rate debt. The fair value is computed using discounted cash flow analyses, based on the Company's estimated current incremental borrowing rates.

15. Shareholder Rights Plan

Each outstanding share of the Company's common stock includes an exercisable right which, under certain circumstances, will entitle the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $150, subject to adjustment. The rights expire on May 2, 2005. Such rights will not be exercisable or transferable apart from the common stock until

10 days after a person or group acquires 15 percent of the Company's common stock or initiates a tender offer or exchange offer that would result in ownership of 15 percent of the Company's common stock. In the event that the Company is merged, and its common stock is exchanged or converted, the rights will entitle the holders to buy shares of the acquirer's common stock at a 50 percent discount. Under certain other circumstances, the rights can become rights to purchase the Company's common stock at a 50 percent discount. The rights may be redeemed by the Company for one cent per right at any time prior to the first date that a person or group acquires a beneficial ownership of 15 percent of the Company's common stock.

16. Segment Information

The Company provides a range of health care services. The Company has one reportable operating segment, long-term care, which includes the operation of skilled nursing and assisted living facilities. The "Other" category includes the non-reportable segments and corporate items. The revenues in the "Other" category include services for assisted living facilities held for sale, rehabilitation, home health and hospice, and hospital care. Asset information by segment, including capital expenditures, is not provided to the Company's chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses. The operating margin does not include general and administrative expense, depreciation and amortization, the provision for restructuring and other charges, other income and expense items, and income taxes. The "Other" category is not comparative as IHHI is included on a consolidated basis in 2001 and 2000 and on the equity method in 1999. The Company recorded an additional $19.4 million of general and professional liability expense in 2001 compared with 2000 and an additional $57.0 million in 2000 compared with 1999 that relates to the long-term care segment. The Company also recorded $23.6 million of operating expense in 2001 due to the arbitration decision (see Note 17) that relates to the long-term care segment.

17. Arbitration Decision

On February 14, 2002, a decision was rendered in an arbitration hearing between the Company and NeighborCare Pharmacy Services (NeighborCare), an institutional pharmacy services subsidiary of Genesis that provides pharmaceuticals to certain of the Company's facilities. The decision denies the Company's right to terminate its NeighborCare supply agreements before their expiration on September 30, 2004. In addition, the decision requires the Company to pay damages and certain related amounts of approximately $24.6 million to NeighborCare for profits lost and pre-judgment interest as a result of their being precluded from supplying other facilities of the Company. The charge was recorded in the fourth quarter of 2001. The liability was included in other accrued liabilities at December 31, 2001.

18. Subsequent Event

On February 25, 2002, the Company signed a definitive purchase agreement with Health Management Associates, Inc. (HMA) to sell certain assets of its hospital to a subsidiary of HMA for approximately $80 million in cash. Separately, the Company will invest $16 million to acquire 20 percent of the HMA entity owning the hospital. The total gain is expected to be $20 million to $30 million, of which 20 percent will be deferred. Simultaneously, the Company will acquire a 20 percent interest in HMA's entity that recently acquired Medical Center of Mesquite. The transactions are subject to normal regulatory approvals and other standard closing conditions. Closing on the transactions is anticipated in the first half of 2002.

	Long-Term Care	Other	Total
		(In thousands)	
Year ended December 31, 2001			
Revenues from external customers	$ 2,277,509	$ 416,547	$ 2,694,056
Intercompany revenues		41,505	41,505
Depreciation and amortization	115,827	12,332	128,159
Operating margin	371,677	50,571	422,248
Year ended December 31, 2000			
Revenues from external customers	$ 2,037,959	$ 342,619	$ 2,380,578
Intercompany revenues		27,825	27,825
Depreciation and amortization	109,213	11,995	121,208
Operating margin	335,291	28,523	363,814
Year ended December 31, 1999			
Revenues from external customers	$ 1,911,720	$ 223,625	$ 2,135,345
Intercompany revenues		20,993	20,993
Depreciation and amortization	107,185	7,416	114,601

Consolidated Statements of Operations

	Year ended December 31		
	2001	2000	1999
	(In thousands, except per share data)		
Revenues	$2,694,056	$2,380,578	$2,135,345
Expenses:			
Operating	2,271,808	2,016,764	1,697,459
General and administrative	115,094	104,027	89,743
Depreciation and amortization	128,159	121,208	114,601
Provision for restructuring charge, merger expenses, asset impairment and other related charges			14,787
	2,515,061	2,241,999	1,916,590
Income before other income (expenses), income taxes and minority interest	178,995	138,579	218,755
Other income (expenses):			
Interest expense	(50,800)	(60,733)	(54,082)
Impairment of investments		(20,000)	(274,120)
Equity in earnings of affiliated companies	1,407	812	1,729
Interest income and other	390	3,011	5,322
Total other expenses, net	(49,003)	(76,910)	(321,151)
Income (loss) before income taxes and minority interest	129,992	61,669	(102,396)
Income taxes (benefit)	61,502	21,489	(47,238)
Minority interest income		1,125	
Income (loss) before extraordinary item	68,490	39,055	(55,158)
Extraordinary item (net of taxes of $7,508)			11,500
Net income (loss)	$ 68,490	$ 39,055	$ (43,658)
Earnings per share – basic:			
Income (loss) before extraordinary item	$ .67	$ .38	$ (.51)
Extraordinary item (net of taxes)			.11
Net income (loss)	$ .67	$ .38	$ (.41)*
Earnings per share – diluted:			
Income (loss) before extraordinary item	$ .66	$ .38	$ (.51)
Extraordinary item (net of taxes)			.11
Net income (loss)	$ .66	$ .38	$ (.41)*
Weighted-average shares:			
Basic	102,066	102,203	107,627
Diluted	103,685	103,126	107,627

**Doesn't add due to rounding.*
See accompanying notes.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(In thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 26,691	$ 24,943
Receivables, less allowances for doubtful accounts of $68,827 and $61,137, respectively	391,109	393,050
Prepaid expenses and other assets	31,630	24,867
Assets held for sale	57,735	
Deferred income taxes	82,465	62,019
Total current assets	589,630	504,879
Net property and equipment	1,556,910	1,577,378
Intangible assets, net of amortization of $22,469 and $17,869, respectively	97,650	100,022
Other assets	179,881	176,189
Total assets	$ 2,424,071	$ 2,358,468
Liabilities And Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 88,615	$ 90,390
Employee compensation and benefits	115,533	81,065
Accrued insurance liabilities	76,450	65,165
Income tax payable	34,342	27,274
Other accrued liabilities	71,031	48,172
Revolving loans		155,000
Long-term debt due within one year	5,388	5,479
Total current liabilities	391,359	472,545
Long-term debt	715,830	644,054
Deferred income taxes	103,095	108,916
Other liabilities	167,249	120,224
Shareholders' equity:		
Preferred stock, $.01 par value, 5 million shares authorized		
Common stock, $.01 par value, 300 million shares authorized, 111.0 million shares issued	1,110	1,110
Capital in excess of par value	348,199	335,609
Retained earnings	878,250	837,123
Accumulated other comprehensive income	328	
	1,227,887	1,173,842
Less treasury stock, at cost (8.7 and 8.4 million shares, respectively)	(181,349)	(161,113)
Total shareholders' equity	1,046,538	1,012,729
Total liabilities and shareholders' equity	$ 2,424,071	$ 2,358,468

See accompanying notes.

Consolidated Statements of Cash Flows

	Year ended December 31		
	2001	2000	1999
		(In thousands)	
Operating Activities			
Net income (loss)	$ 68,490	$ 39,055	$ (43,658)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	128,159	121,208	115,910
Asset impairment and other non-cash charges			12,240
Impairment of investments		20,000	274,120
Provision for bad debts	45,884	32,911	29,005
Deferred income taxes	(25,474)	(26,518)	(112,984)
Net (gain) loss on sale of assets	445	(506)	(18,963)
Equity in earnings of affiliated companies	(1,407)	(812)	(1,729)
Minority interest income		1,125	
Changes in assets and liabilities, excluding sold facilities and acquisitions:			
Receivables	(44,889)	(91,649)	(69,974)
Prepaid expenses and other assets	(9,902)	10,371	(6,355)
Liabilities	122,121	104,964	(40,502)
Total adjustments	214,937	171,094	180,768
Net cash provided by operating activities	283,427	210,149	137,110
Investing Activities			
Investment in property and equipment	(89,400)	(116,941)	(166,503)
Investment in systems development	(6,721)	(10,067)	(11,122)
Acquisition of assets from development joint venture	(57,063)		
Acquisitions	(12,743)	(22,263)	(9,229)
Proceeds from sale of assets	8,046	8,893	263,941
Consolidation of subsidiary		15,701	
Net cash provided by (used in) investing activities	(157,881)	(124,677)	77,087
Financing Activities			
Net repayments under bank credit agreements	(273,000)	(48,500)	(50,500)
Principal payments of long-term debt	(10,315)	(18,630)	(6,712)
Proceeds from issuance of senior notes	200,000		
Payment of deferred financing costs	(3,397)		
Proceeds from stock options and common stock	5,667	474	1,954
Purchase of common stock for treasury	(42,753)	(6,160)	(180,370)
Net cash used in financing activities	(123,798)	(72,816)	(235,628)
Net increase (decrease) in cash and cash equivalents	1,748	12,656	(21,431)
Cash and cash equivalents at beginning of period	24,943	12,287	33,718
Cash and cash equivalents at end of period	$ 26,691	$ 24,943	$ 12,287

See accompanying notes.

Consolidated Statements of Shareholders' Equity

	Common Stock		Capital in Excess of Par	Retained	Accumulated Other Compre- hensive	Treasury Stock		Total Share- holders'
	Shares	Amount	Value	Earnings	Income	Shares	Amount	Equity
				(In thousands)				
Balance at January 1, 1999	110,946	$ 1,109	$ 356,333	$ 841,726				$ 1,199,168
Purchase of treasury stock						(8,793)	$ (181,268)	(181,268)
Exercise of stock options	87	1	(1,165)			125	3,169	2,005
Tax benefit from restricted stock and exercise of stock options			3,790					3,790
Net loss				(43,658)				(43,658)
Balance at December 31, 1999	111,033	1,110	358,958	798,068		(8,668)	(178,099)	980,037
Issue and vesting of restricted stock			(14,451)			550	14,656	205
Purchase of treasury stock						(777)	(11,409)	(11,409)
Exercise of stock options			(10,840)			507	13,739	2,899
Tax benefit from restricted stock and exercise of stock options			1,942					1,942
Net income				39,055				39,055
Balance at December 31, 2000	111,033	1,110	335,609	837,123		(8,388)	(161,113)	1,012,729
Issue and vesting of restricted stock			(2,610)	(1,721)		185	5,062	731
Purchase of treasury stock						(2,703)	(73,957)	(73,957)
Exercise of stock options				(25,642)		2,164	48,659	23,017
Tax benefit from restricted stock and exercise of stock options			15,200					15,200
Comprehensive income:								
Net income				68,490				
Other comprehensive income (loss), net of tax:								
Unrealized gain on investments, net of tax of $659					$1,009			
Minimum pension liability, net of tax benefit of $296					(453)			
Derivative loss, net of tax benefit of $152					(228)			
Total comprehensive income								68,818
Balance at December 31, 2001	111,033	$ 1,110	$ 348,199	$ 878,250	$ 328	(8,742)	$ (181,349)	$ 1,046,538

See accompanying notes.

1. Accounting Policies

Nature of Operations

Manor Care, Inc. (the Company) is a provider of a range of health care services, including skilled nursing care, assisted living, subacute medical and rehabilitation care, rehabilitation therapy, home health care, hospice care, and management services for subacute care and rehabilitation therapy. The most significant portion of the Company's business relates to skilled nursing care and assisted living, operating 355 centers in 32 states with more than 60 percent located in Florida, Illinois, Michigan, Ohio and Pennsylvania. The Company also has 13 assisted living centers located in five states that are currently held for sale. The Company provides rehabilitation therapy in nursing centers of its own and others, and in the Company's 96 outpatient therapy clinics serving the Midwestern and Mid-Atlantic states, Texas and Florida. The home health care business specializes in all levels of home health, hospice care and rehabilitation therapy with 81 offices located in 19 states. The Company operates one hospital in Texas. In addition, the Company owns a majority of a medical transcription business, which converts medical dictation into electronically formatted patient records.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The Company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as other long-term assets. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of the affiliate as it occurs. Losses are limited to the extent of the Company's investments in, advances to and guarantees for the investee.

In June 2000, the Company changed the accounting method for its investment in In Home Health, Inc. (IHHI) from the equity method to consolidation due to an increase in ownership from 41 percent to 61 percent. Retroactive to January 1, 2000, the Company began consolidating the results of IHHI and deducting the minority interest share on an after-tax basis. On December 28, 2000, pursuant to a merger agreement approved by IHHI stockholders, the Company purchased the remaining shares of IHHI to increase its ownership to 100 percent.

In 1998, the shareholders of Health Care and Retirement Corporation (HCR) and the shareholders of the former Manor Care, Inc., now known as Manor Care of America, Inc. (MCA), separately approved the merger of MCA into a subsidiary of HCR. As a result of the transaction, MCA became a wholly owned subsidiary of HCR, and HCR changed its name to HCR Manor Care, Inc. and then to Manor Care, Inc. in 1999. The merger was accounted for by the pooling-of-interests method. The Company recorded a charge in 1998 for restructuring, merger expenses, asset impairment and other expenses with a residual charge of certain expenses in 1999. The most significant component of the $14.8 million charge related to the amortization of certain MCA software applications until the transition to HCR's applications.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Investments with a maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Receivables and Revenues

Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by management to be the net realizable value. See Note 5 for further discussion.

Assets Held for Sale

Assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell and are not depreciated.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 20 years for equipment and furnishings and 10 to 40 years for buildings and improvements.

Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets. The Company capitalizes interest on borrowings applicable to facilities in progress.

Intangible Assets

Goodwill and other intangible assets of businesses acquired are amortized by the straight-line method over periods ranging from five to 15 years for non-compete agreements, five to 40 years for management contracts and 20 to 40 years for goodwill. See the discussion of new accounting standards for a change in accounting principles related to goodwill amortization beginning January 1, 2002.

Impairment of Long-Lived Assets

The carrying value of long-lived and intangible assets is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the amortization period may need to be changed. The Company considers internal and external factors relating to each asset, including cash flow, contract changes, local market developments, national health care trends and other publicly available information. If these factors and the projected undiscounted cash flows of the company over the remaining amortization period indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value. See the discussion of new accounting standards for a change in accounting principles related to goodwill beginning January 1, 2002.

Systems Development Costs

Costs incurred for systems development include eligible direct payroll and consulting costs. These costs are capitalized and are amortized over the estimated useful lives of the related systems.

Investment in Life Insurance

Investment in corporate-owned life insurance policies is recorded net of policy loans in other assets. The net life insurance expense, which includes premiums and interest on cash surrender borrowings, net of all increases in cash surrender values, is included in operating expenses.

General and Professional Liability

The Company purchases general and professional liability insurance and has maintained an unaggregated self-insured retention per occurrence ranging from $0.5 million to $2.0 million depending on the policy year and state. Provisions for estimated settlements, including incurred but not reported claims, are provided on an undiscounted basis in the period of the related coverage. These provisions are based on internal and external evaluations of the merits of the individual claims, analysis of claim history and the estimated reserves assigned by the Company's third-party administrator. The methods of making such estimates and establishing the resulting accrued liabilities are reviewed with the Company's independent actuary. Any adjustments resulting from the review are reflected in current earnings. Claims are paid over varying periods, which generally range from one to six years.

Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred $11.6 million, $9.9 million and $9.5 million in advertising costs for the years ended December 31, 2001, 2000 and 1999, respectively.

Treasury Stock

The Company records the purchase of its common stock for treasury at cost. The treasury stock is reissued on a first-in, first-out method. If the proceeds from reissuance of treasury stock exceed the cost of the treasury stock, the excess is recorded in capital in excess of par value. If the cost of the treasury stock exceeds the proceeds from reissuance of the treasury stock, the difference is first charged against any excess previously recorded in capital in excess of par value, and any remainder is charged to retained earnings.

Stock-Based Compensation

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, the Company recognizes no compensation expense for the stock options.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income (income available to common shareholders) by the weighted-average number of common shares outstanding, excluding non-vested restricted stock, during the period. The computation of diluted EPS is similar to basic EPS except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Dilutive potential common shares for the Company include shares issuable upon exercise of the Company's non-qualified stock options and restricted stock that has not vested.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets," that the Company is required to adopt beginning January 1, 2002. Under this Statement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company has no indefinite-lived intangible assets. The Company's amortization of goodwill was $3.4 million in 2001. During 2002, management will perform the initial impairment test on recorded goodwill which totals $80.4 million as of January 1, 2002. Management has not determined the effect, if any, of the initial impairment test on its consolidated financial position or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), that the Company is required to adopt beginning January 1, 2002 with transition provisions for certain matters. The new rules on asset impairment supersede Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), and provide a single accounting model for long-lived assets to be disposed of. In accordance with the new standard, the Company will continue to follow the guidance in FAS 121 for the disposal of 13 assisted living facilities. There will be no additional effect on the Company's consolidated financial position or results of operations as a result of adopting FAS 144.

Reclassifications

Certain reclassifications affecting intangible assets, other assets, operating expenses and other income have been made in the 2000 financial statements to conform with the 2001 presentation.

2. Assets Held For Sale

In 1999, the Company and Alterra Healthcare Corporation (Alterra) formed a development joint venture and jointly and severally guaranteed a revolving line of credit which matured June 29, 2001. On July 2, 2001, the Company paid in full the $57.1 million revolving line of credit of the development joint venture. As a result of the repayment, the Company was assigned the full rights and privileges of the lenders including security interests in 13 Alzheimer's assisted living facilities. During 2001, the Company, Alterra and the third-party equity investors reached a settlement on all matters related to the development joint venture. As a result of the settlement, the Company received title to the 13 facilities.

The Company intends to sell these facilities within the next year. Accordingly, the Company has classified the net assets of $57.7 million for these assisted living facilities as held for sale in the consolidated balance sheet. The results of operations for these facilities, which were included in the Company's results for the second half of 2001, were not material and were at a breakeven operating level. Prior to July 2, 2001, the results of these facilities were recorded under the equity method.

3. Acquisitions/Divestitures

The Company owned 41 percent of In Home Health, Inc. (IHHI) at December 31, 1999 and acquired the remaining interest in 2000 for $14.0 million. The acquisition was recorded under the purchase method of accounting, and the Company recorded $13.0 million of goodwill with an estimated life of 20 years. The pro forma unaudited results of operations for the years ended December 31, 2000 and 1999, assuming the purchase of IHHI had been consummated as of January 1, 1999, follows:

	2000	1999
	(In thousands, except per share data)	
Revenues	$ 2,380,578	$ 2,219,651
Operating expenses	2,016,764	1,769,706
Income (loss) before extraordinary item	39,305	(53,332)
Net income (loss)	39,305	(41,832)
Net income (loss) per share – basic and diluted	$ .38	$ (.39)

The Company also paid $12.7 million, $8.3 million and $9.2 million in 2001, 2000 and 1999, respectively, for the acquisition of a skilled nursing facility, rehabilitation therapy businesses, home health businesses and additional consideration for prior acquisitions. The acquisitions were accounted for under the purchase method of accounting. Certain acquisition agreements contain a provision for additional consideration contingent upon the future financial results of the businesses. The maximum contingent consideration aggregates $5.8 million and will, if earned, be paid over the next four years and treated as additions to the purchase price of the businesses. The results of operations of the acquired businesses were included in the consolidated statements of operations from the date of acquisition. The pro forma consolidated results of operations would not be materially different from the amounts reported in prior years.

During 1999, the Company sold 26 facilities and MCA's corporate headquarters, realizing net proceeds of $179.0 million and a $16.2 million gain ($9.8 million after tax). The gains on asset sales in 1999 have all been recorded as extraordinary items as required after a business combination accounted for as a pooling of interests.

4. Impairment of Investments

MCA and one of its subsidiaries owned approximately 50 percent of Vitalink Pharmacy Services, Inc. (Vitalink) common stock. In 1998, Vitalink entered into a merger agreement with Genesis Health Ventures, Inc. (Genesis). Pursuant to the merger agreement, MCA received 586,240 shares of Series G Cumulative Convertible Preferred Stock of Genesis (Series G Preferred Stock) valued at $293.1 million for its Vitalink common stock.

At December 31, 1999, Genesis had failed to pay dividends on the Series G Preferred Stock for four consecutive quarters. Based on Genesis' inability to pay dividends and its operating performance in 1999, the Company recorded a reserve of $17.4 million for accrued 1999 dividends and reduced the basis of its $293.1 million investment by $274.1 million.

As a result of the non-payment of the cumulative dividends for four consecutive quarters, all future dividends were payable in additional shares of Series G Preferred Stock valued at $500 per share. In 2000, the Company recorded a reserve of $17.4 million for the dividends paid in additional shares of Series G Preferred Stock and, due to Genesis' bankruptcy filing on June 22, 2000, reduced the basis of its investment by $19.0 million to zero.

In October 2001, Genesis emerged from Chapter 11 protection following the completion of its plan of reorganization resulting in no distributions to its preferred and common shareholders. Under the terms of the reorganization, all preferred and common shares were canceled.

5. Revenues

The Company receives reimbursement under the federal Medicare program and various state Medicaid programs. Revenues under these programs totaled $1.6 billion, $1.4 billion and $1.1 billion for the years ended December 31, 2001, 2000 and 1999, respectively. Medicare program revenues prior to June 1999 for skilled nursing facilities and October 2000 for home health agencies and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. In the opinion of management, any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements. Net third-party settlements amounted to an $8.2 million and $5.4 million payable at December 31, 2001 and 2000, respectively. There were no non-governmental receivables which represented amounts in excess of 10 percent of total receivables at December 31, 2001 and 2000.

Revenues for certain health care services are as follows:

	2001	2000	1999
		(In thousands)	
Skilled nursing and assisted living services	$ 2,277,509	$ 2,037,959	$ 1,911,720
Home health and hospice services	239,433	186,475	61,062
Rehabilitation services	92,135	89,590	85,111
Hospital care	60,823	50,952	44,016
Other services	24,156	15,602	33,436
	$ 2,694,056	$ 2,380,578	$ 2,135,345

6. Property and Equipment

Property and equipment consist of the following at December 31:

	2001	2000
	(In thousands)	
Land and improvements	$ 232,486	$ 234,719
Buildings and improvements	1,602,742	1,579,336
Equipment and furnishings	322,967	341,412
Capitalized leases	28,324	29,974
Construction in progress	51,202	38,415
	2,237,721	2,223,856
Less accumulated depreciation	680,811	646,478
Net property and equipment	$ 1,556,910	$ 1,577,378

Depreciation expense, including amortization of capitalized leases, amounted to $115.4 million, $111.2 million and $108.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated depreciation included $11.6 million and $11.9 million at December 31, 2001 and 2000, respectively, relating to capitalized leases.

7. Debt

Debt consists of the following at December 31:

	2001	2000
	(In thousands)	
Five Year Agreement	$ 334,000	$ 452,000
364 Day Agreement		
(revolving loans)		155,000
8% Senior Notes	200,000	
7 1/2% Senior Notes, net of discount	149,735	149,675
Mortgages and other notes	32,204	42,456
Capital lease obligations		
(see Note 8)	5,279	5,402
	721,218	804,533
Less:		
364 Day Agreement		155,000
Amounts due within one year	5,388	5,479
Long-term debt	$ 715,830	$ 644,054

In March 2001, the Company issued $200 million of 8% Senior Notes due in 2008 that are guaranteed by substantially all of its subsidiaries. All of the subsidiaries that guaranteed the 8% Senior Notes are 100 percent owned. The guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are minor. The parent company has no independent assets or operations. In May 2001, the Company registered identical Senior Notes with the Securities and Exchange Commission that were exchanged for the Senior Notes issued in March. Interest on the notes is payable semi-annually in March and September.

The net proceeds of $196.6 million from the Senior Notes were used to repay borrowings outstanding under two bank credit agreements, including all loans under the Company's 364-day, $200 million credit agreement (364 Day Agreement) that was scheduled to mature September 21, 2001. Having paid off all borrowings under the 364 Day Agreement, the Company reduced the commitment under this credit facility by $150 million in March, and canceled the remaining $50 million commitment in August 2001.

While it existed, loans under the 364 Day Agreement bore interest at variable rates that reflected, at the election of the Company, either the agent bank's base lending rate or an increment over Eurodollar indices of .50 percent to 1.275 percent, depending on the quarterly performance of a key ratio. In addition, the 364 Day Agreement provided for a fee on the total amount of the facility, ranging from .125 percent to .225 percent, depending on the performance of the same ratio.

At December 31, 2001, the Company still has a five-year, $500 million credit agreement (Five Year Agreement) with a group of banks that is scheduled to mature September 24, 2003. This credit agreement, under which both the Company and MCA may borrow, contains various covenants, restrictions and events of default. Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to incur indebtedness, create liens, pay dividends, repurchase stock, dispose of assets and make acquisitions.

Loans under the Five Year Agreement bear interest at variable rates that reflect, at the election of the Company, the agent bank's base lending rate, rates offered by any of the participating banks under bid procedures or an increment over Eurodollar indices of .15 percent to .50 percent, depending on the quarterly performance of a key ratio. The Five Year Agreement also provides for a fee on the total amount of the facility, ranging from .125 percent to .25 percent, depending on the performance of the same key ratio. In addition to direct borrowings, the Five Year Agreement may be used to support the issuance of up to $100 million of letters of credit.

Whenever the aggregate credit facility utilization exceeds $250 million ($350 million while both the Five Year Agreement and 364 Day Agreement were in existence), an additional fee of .05 percent is charged on loans due under the Five Year Agreement (and, based on the performance of a key ratio, an additional fee ranging from .10 percent to .125 percent on loans under the 364 Day Agreement). At December 31, 2001, the average interest rate on loans under the Five Year Credit Agreement was 2.43 percent, excluding the fee on the total facility. After consideration of usage for letters of credit, the remaining credit availability under the agreement totaled $135.8 million.

In June 1996, MCA issued $150 million of 7 1/2% Senior Notes due 2006 and used the proceeds to repay borrowings under MCA's prior credit facility. In 1998, the notes were guaranteed by the Company. Interest on these notes is payable semi-annually in June and December.

Interest rates on mortgages and other long-term debt ranged from 2.73 percent to 10.75 percent. Maturities ranged from 2002 to 2009. Owned property with a net book value of $72.0 million was pledged or mortgaged. Interest paid on all debt amounted to $44.8 million, $63.7 million and $56.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Capitalized interest costs amounted to $1.9 million, $4.5 million and $3.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Debt maturities for the five years subsequent to December 31, 2001 are as follows: 2002 – $5.4 million; 2003 – $342.4 million; 2004 – $3.2 million; 2005 – $3.4 million; and 2006 – $153.7 million.

8. Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates to 2036. Certain of the facility leases contain purchase options, and the Company's headquarters lease includes a residual guarantee of $22.8 million. Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital leases as of December 31, 2001 are as follows:

	Operating Leases	Capital Leases
	(In thousands)	
2002	$ 17,233	$ 657
2003	14,525	655
2004	7,018	615
2005	4,659	620
2006	3,908	637
Later years	45,716	11,092
Total minimum lease payments	$ 93,059	14,276
Less amount representing interest		8,997
Present value of net minimum lease payments (included in long-term debt – see Note 7)		$ 5,279

Rental expense was $23.0 million, $22.4 million and $17.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

9. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ 75,116	$ 41,353	$ 51,865
State and local	11,860	8,453	15,641
	86,976	49,806	67,506
Deferred:			
Federal	(20,959)	(22,947)	(93,983)
State and local	(4,515)	(5,370)	(20,761)
	(25,474)	(28,317)	(114,744)
Provision (benefit) for income taxes before extraordinary item	61,502	21,489	(47,238)
Provision for income taxes from extraordinary item			7,508
Total provision (benefit) for income taxes	$ 61,502	$ 21,489	$ (39,730)

The reconciliation of the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes and minority interest to the provision (benefit) for income taxes before extraordinary item is as follows:

	2001	2000	1999
		(In thousands)	
Income taxes (benefit) computed at statutory rate	$ 45,497	$ 21,584	$ (35,839)
Differences resulting from:			
State and local income taxes	4,774	2,004	(3,328)
Corporate-owned life insurance	12,000		
Non-deductible compensation	1,084	911	1,870
Reversal of valuation allowance	(2,151)	(3,931)	
Jobs tax credits	(1,313)	(1,770)	(1,520)
Unrealized losses of subsidiary			4,340
Adjustment to prior years' estimated tax liabilities			(11,653)
Other	1,611	2,691	(1,108)
Provision (benefit) for income taxes before extraordinary item	$ 61,502	$ 21,489	$ (47,238)

The Internal Revenue Service has examined the Company's federal income tax returns for all years through May 31, 1995 for MCA and through December 31, 1996 for HCR. The years have been closed through May 31, 1995 for MCA and through December 31, 1992 for HCR. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

In November 2001, the Company received a notice from the Internal Revenue Service (IRS) denying interest deductions on certain policy loans related to corporate-owned life insurance (COLI) for years 1993 through 1998. The Company has agreed to a final settlement with the IRS for an estimated $38.0 million including interest, which allowed the Company to retain a portion of these deductions. The Company recorded a $12.0 million charge in the fourth quarter of 2001 related to the final resolution with the IRS for COLI.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's federal and state deferred tax assets and liabilities are as follows:

	2001	2000
	(In thousands)	
Deferred tax assets:		
Accrued insurance reserves	$ 69,219	$ 42,719
Allowances for receivables and settlements	32,961	33,433
Employee compensation and benefits	34,077	27,610
Net capital loss on Genesis investment	25,980	43,526
Environmental reserve	9,957	7,412
Arbitration reserve	9,712	
Net operating loss carryover	8,934	11,622
Other	2,780	1,759
	$ 193,620	$ 168,081
Deferred tax liabilities:		
Fixed asset and intangible asset bases differences	$ 155,779	$ 155,784
Leveraged leases	33,920	35,978
Pension receivable	10,420	8,984
Other	14,131	14,232
	$ 214,250	$ 214,978
Net deferred tax liabilities	$ (20,630)	$ (46,897)

At December 31, 2001, the Company had approximately $32.7 million of acquired net operating loss carryforwards for tax purposes which expire in 2018-2019, and the maximum amount to be used in any year is $9.5 million. At December 31, 2001, the Company had approximately $65.8 million of capital loss carryforward related to the Genesis investment that expires in 2006. Income taxes paid, net of refunds, amounted to $64.8 million, $33.7 million and $50.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

10. Commitments/Contingencies

One or more subsidiaries or affiliates of MCA have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco). Cenco was acquired in 1981 by a wholly owned subsidiary of MCA. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where MCA is alleged to be a potentially responsible party has not yet been quantified. Based upon its current assessment of the likely outcome of the Actions, the Company believes that its future environmental liabilities will be approximately $24.0 to $28.5 million. The Company has received or expects to receive between $20.3 million and $24.5 million of insurance proceeds, depending upon the ultimate liabilities, which will offset some amounts due as a result of these exposures.

The Company is party to various other legal matters arising in the ordinary course of business including patient care-related claims and litigation. At December 31, 2001 and 2000, the general and professional liability consisted of short-term reserves of $48.0 million and $43.1 million, respectively, which were included in accrued insurance liabilities, and long-term reserves of $88.5 million and $34.1 million, respectively, which were included in other long-term liabilities. The expense for general and professional liability was $98.6 million, $79.2 million and $22.2 million for the years ended December 31, 2001, 2000 and 1999, respectively, which was included in operating expenses. There can be no assurance that such provision and liability will not require material adjustment in future periods.

As of December 31, 2001, the Company had contractual commitments of $4.5 million relating to its internal construction program. As of December 31, 2001, the Company had total letters of credit of $32.1 million that benefit certain third-party insurers and bondholders of certain industrial revenue bonds, and 90 percent of such letters of credit related to recorded liabilities.

11. Earnings Per Share

The calculation of earnings per share (EPS) is as follows:

	2001	2000	1999
	(In thousands, except EPS)		
Numerator:			
Income (loss) before extraordinary item (income available to common shareholders)	$ 68,490	$ 39,055	$ (55,158)
Denominator:			
Denominator for basic EPS – weighted-average shares	102,066	102,203	107,627
Effect of dilutive securities:			
Stock options	1,345	839	
Non-vested restricted stock	274	84	
Denominator for diluted EPS – adjusted for weighted-average shares and assumed conversions	103,685	103,126	107,627
EPS – income (loss) before extraordinary item			
Basic	$ .67	$ .38	$ (.51)
Diluted	$ .66	$ .38	$ (.51)

Options to purchase shares of the Company's common stock that were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares were: 2,195,000 million shares with an average exercise price of $33.69 in 2001 and 2,950,000 million shares with an average exercise price of $30.47 in 2000. In 1999, the dilutive effect of stock options would have been 1,121,000 shares. These shares were not included in the calculation because the effect would be anti-dilutive with a loss before extraordinary item.

12. Stock Plans

The Company's Equity Incentive Plan (Equity Plan) that was approved by shareholders in May 2001 allows the Company to grant awards of non-qualified stock options, incentive stock options and restricted stock to key employees and directors. A maximum of 4,000,000 shares of common stock are authorized for issuance under the Equity Plan with no more than 750,000 shares to be granted as restricted stock. Shares covered by expired or canceled options, by surrender or repurchase of restricted stock, or by shares withheld or delivered in payment of the exercise price or tax withholding thereon, may again be awarded under the Equity Plan. The Equity Plan replaced the Company's previous key employee stock option plan, outside director stock option plan and key senior management employee restricted stock plan. Under the Equity Plan, there are 3,912,564 shares available for future awards at December 31, 2001. During 2001, employees delivered shares to the Company valued at $31.2 million to cover the payment of the option price and related tax withholdings of the option exercise.

Certain executive officers were issued 185,000 and 550,000 restricted shares in 2001 and 2000, respectively, with a weighted-average fair value of $21.28 and $7.00, respectively, that vest at retirement. Compensation expense related to restricted stock was $0.7 million and $0.2 million for the years ended December 31, 2001 and 2000, respectively.

The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. The options for key employees vest between three and five years, and the options for outside directors vest immediately. Activity in the Company's stock option plans for the three-year period ended December 31, 2001 is as follows:

	Shares	Weighted-Average Exercise Price
Options outstanding at January 1, 1999	5,807,521	$ 20.04
Options granted	38,001	$ 26.31
Options forfeited	(227,226)	$ 31.59
Options exercised	(211,679)	$ 9.33
Options outstanding at December 31, 1999	5,406,617	$ 20.02
Options granted	1,635,444	$ 9.11
Options forfeited	(160,112)	$ 30.76
Options exercised	(506,800)	$ 5.41
Options outstanding at December 31, 2000	6,375,149	$ 18.11
Options granted	2,537,431	$ 21.32
Options forfeited	(117,200)	$ 26.28
Options expired	(567,068)	$ 36.30
Options exercised	(2,164,253)	$ 10.46
Options outstanding at December 31, 2001	6,064,059	$ 20.33
Options exercisable at		
December 31, 1999	3,952,392	$ 15.14
December 31, 2000	3,936,324	$ 17.56
December 31, 2001	2,384,182	$ 25.27

The following tables summarize information about options outstanding and options exercisable at December 31, 2001:

Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$ 5 - $10	1,480,900	$ 7.36	7.5
$10 - $20	2,339,991	$ 18.27	7.7
$20 - $30	716,075	$ 24.75	5.1
$30 - $45	1,527,093	$ 33.98	6.6
	6,064,059	$ 20.33	7.0

Options Exercisable		
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 5 - $10	200,900	$ 9.63
$10 - $20	539,441	$ 15.01
$20 - $30	716,075	$ 24.75
$30 - $45	927,766	$ 35.01
	2,384,182	$ 25.27

The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans, and, accordingly, did not recognize compensation expense for options granted in 1995 through 2001. If the Company had accounted for its 1995 through 2001 options under the fair value method, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(In thousands, except earnings per share)		
Net income (loss) – as reported	$ 68,490	$ 39,055	$ (43,658)
Net income (loss) – pro forma	$ 61,914	$ 36,039	$ (46,346)
Earnings per share – as reported:			
Basic	$ .67	$ .38	$ (.41)
Diluted	$ .66	$ .38	$ (.41)
Earnings per share – pro forma:			
Basic	$ .61	$ .35	$ (.43)
Diluted	$ .60	$ .35	$ (.43)

The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because only executive officers were granted options in 2000, a limited number of options were granted in 1999, and the vesting of certain options were accelerated in 1998.

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	46%	46%	35%
Risk-free interest rate	4.53%	6.18%	5.35%
Expected life (in years)	3.8	4.2	4.8
Weighted-average fair value	$ 7.39	$ 3.36	$ 10.25

The option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

13. Employee Benefit Plans

The Company had two qualified defined benefit pension plans that were merged in 2001. These plans were amended in 1994 and 1996 to freeze all future benefits.

The funded status of these plans is as follows:

	2001	2000
	(In thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 31,309	$ 35,512
Interest cost	2,283	2,341
Actuarial (gain) loss	1,901	(2,486)
Benefits paid	(4,758)	(4,058)
Benefit obligation at end of year	30,735	31,309
Change in plan assets		
Fair value of plan assets at beginning of year	62,302	65,132
Actual return on plan assets	(1,488)	1,228
Benefits paid	(4,758)	(4,058)
Fair value of plan assets at end of year	56,056	62,302
Excess funded status of the plans	25,321	30,993
Unrecognized net actuarial (gain) loss	507	(8,410)
Prepaid benefit cost	$ 25,828	$ 22,583

The components of the net pension income for these plans are as follows:

	2001	2000	1999
		(In thousands)	
Interest cost	$ 2,283	$ 2,341	$ 2,575
Expected return on plan assets	(5,527)	(5,408)	(5,395)
Net pension income	$ (3,244)	$ (3,067)	$ (2,820)

The actuarial present value of benefit obligations is based on an average discount rate of 7.50 percent and 7.75 percent at December 31, 2001 and 2000, respectively. The freezing of future pension benefits eliminated any future salary increases from the computation. The average expected long-term rate of return on assets is 10 percent for 2001 and 2000.

The Company has two senior executive retirement plans which are non-qualified plans designed to provide pension benefits and life insurance for certain officers. Pension benefits are based on compensation and length of service. The benefits under one of the plans are provided from a combination of the benefits to which the corporate officers are entitled under a defined benefit pension plan and from life insurance policies that are owned by certain officers who have assigned the corporate interest (the Company's share of premiums paid) in the policies to the Company. The Company's share of the cash surrender value of the policies was $49.4 million and $36.2 million at December 31, 2001 and 2000, respectively, and was included in other assets. The other plan is unfunded. During 2000, the unfunded plan recognized a curtailment gain of $1.8 million due to the resignation of employees, which reduced accrued benefits. The accrued liability for both plans was $9.2 million and $8.1 million at December 31, 2001 and 2000, respectively, and was included in other long-term liabilities.

The Company maintains two savings programs qualified under Section 401(k) of the Internal Revenue Code (401(k)) and two non-qualified, deferred compensation programs. The Company contributes up to a maximum matching contribution ranging from 2 percent to 6 percent of the participant's compensation, as defined in each plan. The Company's expense for these plans amounted to $4.5 million, $6.5 million and $11.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in expense for 2001 and 2000 was primarily due to a decline in earnings on the non-qualified, deferred compensation programs.

14. Fair Value of Financial Instruments

The carrying amount and fair value of the financial instruments are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(In thousands)		
Cash and cash equivalents	$ 26,691	$ 26,691	$ 24,943	$ 24,943
Debt, excluding capitalized leases	715,939	735,976	799,131	790,086

The carrying amount of cash and cash equivalents is equal to its fair value due to the short maturity of the investments.

The carrying amount of debt, excluding capitalized lease obligations, approximates its fair value due to the significant amount of variable rate debt. The fair value is computed using discounted cash flow analyses, based on the Company's estimated current incremental borrowing rates.

15. Shareholder Rights Plan

Each outstanding share of the Company's common stock includes an exercisable right which, under certain circumstances, will entitle the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $150, subject to adjustment. The rights expire on May 2, 2005. Such rights will not be exercisable or transferable apart from the common stock until

10 days after a person or group acquires 15 percent of the Company's common stock or initiates a tender offer or exchange offer that would result in ownership of 15 percent of the Company's common stock. In the event that the Company is merged, and its common stock is exchanged or converted, the rights will entitle the holders to buy shares of the acquirer's common stock at a 50 percent discount. Under certain other circumstances, the rights can become rights to purchase the Company's common stock at a 50 percent discount. The rights may be redeemed by the Company for one cent per right at any time prior to the first date that a person or group acquires a beneficial ownership of 15 percent of the Company's common stock.

16. Segment Information

The Company provides a range of health care services. The Company has one reportable operating segment, long-term care, which includes the operation of skilled nursing and assisted living facilities. The "Other" category includes the non-reportable segments and corporate items. The revenues in the "Other" category include services for assisted living facilities held for sale, rehabilitation, home health and hospice, and hospital care. Asset information by segment, including capital expenditures, is not provided to the Company's chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses. The operating margin does not include general and administrative expense, depreciation and amortization, the provision for restructuring and other charges, other income and expense items, and income taxes. The "Other" category is not comparative as IHHI is included on a consolidated basis in 2001 and 2000 and on the equity method in 1999. The Company recorded an additional $19.4 million of general and professional liability expense in 2001 compared with 2000 and an additional $57.0 million in 2000 compared with 1999 that relates to the long-term care segment. The Company also recorded $23.6 million of operating expense in 2001 due to the arbitration decision (see Note 17) that relates to the long-term care segment.

17. Arbitration Decision

On February 14, 2002, a decision was rendered in an arbitration hearing between the Company and NeighborCare Pharmacy Services (NeighborCare), an institutional pharmacy services subsidiary of Genesis that provides pharmaceuticals to certain of the Company's facilities. The decision denies the Company's right to terminate its NeighborCare supply agreements before their expiration on September 30, 2004. In addition, the decision requires the Company to pay damages and certain related amounts of approximately $24.6 million to NeighborCare for profits lost and pre-judgment interest as a result of their being precluded from supplying other facilities of the Company. The charge was recorded in the fourth quarter of 2001. The liability was included in other accrued liabilities at December 31, 2001.

18. Subsequent Event

On February 25, 2002, the Company signed a definitive purchase agreement with Health Management Associates, Inc. (HMA) to sell certain assets of its hospital to a subsidiary of HMA for approximately $80 million in cash. Separately, the Company will invest $16 million to acquire 20 percent of the HMA entity owning the hospital. The total gain is expected to be $20 million to $30 million, of which 20 percent will be deferred. Simultaneously, the Company will acquire a 20 percent interest in HMA's entity that recently acquired Medical Center of Mesquite. The transactions are subject to normal regulatory approvals and other standard closing conditions. Closing on the transactions is anticipated in the first half of 2002.

	Long-Term Care	Other	Total
		(In thousands)	
Year ended December 31, 2001			
Revenues from external customers	$ 2,277,509	$ 416,547	$ 2,694,056
Intercompany revenues		41,505	41,505
Depreciation and amortization	115,827	12,332	128,159
Operating margin	371,677	50,571	422,248
Year ended December 31, 2000			
Revenues from external customers	$ 2,037,959	$ 342,619	$ 2,380,578
Intercompany revenues		27,825	27,825
Depreciation and amortization	109,213	11,995	121,208
Operating margin	335,291	28,523	363,814
Year ended December 31, 1999			
Revenues from external customers	$ 1,911,720	$ 223,625	$ 2,135,345
Intercompany revenues		20,993	20,993
Depreciation and amortization	107,185	7,416	114,601
Operating margin	398,668	39,218	437,886

Shareholder Assistance

If you have questions about your account or your shares of Manor Care stock, please contact our stock transfer agent, National City Bank.

National City Bank
Corporate Trust Operations
3rd Floor – North Annex
4100 W. 150th Street
Cleveland, Ohio 44135
Phone: (800) 622-6757
Fax: (216) 257-8508

Mailing address:
P.O. Box 92301
Cleveland, Ohio 44193-0900

Corporate Headquarters

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604

Mailing address:
P.O. Box 10086
Toledo, Ohio 43699-0086

Phone: (419) 252-5500
Internet Website at www.hcr-manorcare.com
E-mail: info@hcr-manorcare.com

Common Stock

The company's common stock is traded under the symbol "HCR" on the New York Stock Exchange, which is the principal market on which the stock is traded.

The high, low and closing prices of our stock on the New York Stock Exchange for 2001 and 2000 were as follows:

2001			
Quarter ended	High	Low	Close
March 31	25.0000	17.3125	20.4000
June 30	31.7500	18.9900	31.7500
Sept. 30	34.5000	23.9000	28.1000
Dec. 31	29.1500	20.4500	23.7100

2000			
Quarter ended	High	Low	Close
March 31	17.3750	8.2500	13.5000
June 30	13.7500	6.5000	7.0000
Sept. 30	16.1875	6.8750	15.6875
Dec. 31	21.1875	13.4375	20.6250

No cash dividends have been declared or paid on common stock.

Stock Ownership

The number of shareholders of record on January 31, 2002, was 3,171. Approximately 94 percent of the outstanding shares were registered in the name of Depository Trust Company, or CEDE, which held these shares on behalf of several hundred brokerage firms, banks and other financial institutions. We believe that the shares attributed to these financial institutions represent the interests of more than 21,000 beneficial owners.

Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m. on Tuesday, May 7, 2002, in the auditorium adjacent to the lobby at One SeaGate, Toledo, Ohio.

Form 10-K

A copy of the company's annual report on Form 10-K for 2001 filed with the Securities and Exchange Commission may be obtained without charge after March 31, 2002, by contacting Manor Care Shareholder Services at P.O. Box 10086, Toledo, Ohio 43699-0086.

Independent Auditors

Ernst & Young LLP
One SeaGate – 12th Floor
Toledo, Ohio 43604

Directors and Officers

Board of Directors

Paul A. Ormond
Chairman, President and Chief Executive Officer of Manor Care, Inc.

Stewart Bainum, Jr. [4]
Chairman of the Board of Choice Hotels International, Rockville, Maryland

Joseph H. Lemieux [2*][3]
Chairman and Chief Executive Officer of Owens-Illinois, Inc., Toledo, Ohio

William H. Longfield [2][3*]
Chairman and Chief Executive Officer of C.R. Bard, Inc., Murray Hill, New Jersey

Frederic V. Malek [2][4]
Chairman of Thayer Capital Partners, Washington, D.C.

John T. Schwieters [1][3]
Vice Chairman of Perseus, LLC, Washington, D.C.

Robert G. Siefers [3]
Vice Chairman of National City Corporation, Cleveland, Ohio

M. Keith Weikel [4]
Senior Executive Vice President and Chief Operating Officer of Manor Care, Inc.

Gail R. Wilensky [1][4*]
John M. Olin Senior Fellow at Project HOPE, Bethesda, Maryland

Thomas L. Young [1*][2][3]
Executive Vice President, Administration and General Counsel of Owens-Illinois, Inc., Toledo, Ohio

[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee
[4] Quality Committee
* Committee Chairperson

Corporate Officers

Paul A. Ormond
Chairman, President and Chief Executive Officer

M. Keith Weikel
Senior Executive Vice President and Chief Operating Officer

Geoffrey G. Meyers
Executive Vice President and Chief Financial Officer

R. Jeffrey Bixler
Vice President, General Counsel and Secretary

Steven M. Cavanaugh
Vice President, Director of Corporate Development

William J. Chenevert
Vice President, Director of Operations Support

Nancy A. Edwards
Vice President, General Manager, Central Division

R. Michael Ferguson
Vice President, Procurement

Larry R. Godla
Vice President, Development and Construction

John K. Graham
Vice President, Director of Rehabilitation Services

Jeffrey A. Grillo
Vice President, General Manager, Mid-Atlantic Division

Douglas G. Haag
Vice President, Treasurer

J. Susan Hines
Vice President, Director of Marketing and Medical Specialties Services

William H. Kinschner
Vice President, Director of Management Support Services

David B. Lanning
Vice President, Development

Barry A. Lazarus
Vice President, Director of Reimbursement

Larry C. Lester
Vice President, General Manager, Midwest Division

Spencer C. Moler
Vice President, Controller

O. William Morrison
Vice President, General Manager, Eastern Division

Wade B. O'Brian
Vice President, Director of Human Resources and Labor Relations

James P. Pagoaga
Vice President, Rehabilitation Services

Richard W. Parades
Vice President, General Manager, Mid-States Division

John I. Remenar
Vice President, Director of Financial Services

F. Joseph Schmitt
Vice President, General Manager, Southern Division

Joyce C. Smith
Vice President, Director of Clinical Services

Ronald P. Traupane
Vice President, Interior Design and Architecture

Deborah J. Workman
Vice President, Director of Information Services

JoAnn Young
Vice President, General Manager, Assisted Living Division

Summary of Quarterly Results (Unaudited)

	Year ended December 31, 2001				
	First	Second	Third	Fourth	Year
	(In thousands, except per share amounts)				
Revenues	$ 638,193	$ 663,336	$ 687,639	$ 704,888	$ 2,694,056
Income before other income (expenses), income taxes and minority interest	53,582	60,396	61,621	3,396	178,995
Net income (loss)	24,983	30,212	31,218	(17,923)	68,490
Earnings per share – net income (loss):					
Basic	$ .24	$ .30	$ .31	$ (.18)	$ .67
Diluted	$ .24	$ .29	$ .30	$ (.18)	$ .66

	Year ended December 31, 2000				
	First	Second	Third	Fourth	Year
Revenues	$ 569,918	$ 581,247	$ 604,531	$ 624,882	$ 2,380,578
Income before other income (expenses), income taxes and minority interest	11,506	28,805	45,955	52,313	138,579
Net income (loss)	(783)	(3,429)	20,373	22,894	39,055
Earnings per share – net income (loss):					
Basic and diluted	$ (.01)	$ (.03)	$ .20	$ .22	$ .38

In the fourth quarter of 2001, the Company recorded three charges. First, the Company recorded general and professional liability expense of $38.0 million ($23.6 million after tax) that related to a change in estimate for claims in policy periods prior to June 2000. Second, the Company recorded income tax expense of $12.0 million related to its final resolution with the Internal Revenue Service for corporate-owned life insurance. Third, the Company recorded $24.6 million of expense ($15.2 million after tax) due to an arbitration decision that requires the Company to pay damages and certain related amounts to NeighborCare Pharmacy Services.

In the first quarter of 2000, the Company recorded general and professional liability expense of $33.6 million ($21.5 million after tax) that related to a change in estimate incorporating industry experience. In the second quarter of 2000, the Company reduced the basis of its investment in Genesis preferred stock and another Genesis investment by $20.0 million ($12.8 million after tax).

See Management's Discussion and Analysis for further discussion of these items.

Five-Year Financial History

	2001	2000	1999	1998	1997
	(In thousands, except per share and other data)				
Results of Operations					
Revenues	$ 2,694,056	$ 2,380,578	$ 2,135,345	$ 2,209,087	$ 2,228,534
Expenses:					
Operating	2,271,808	2,016,764	1,697,459	1,715,575	1,760,923
General and administrative	115,094	104,027	89,743	96,017	99,881
Depreciation and amortization	128,159	121,208	114,601	119,223	112,723
Provision for restructuring charge, merger expenses, asset impairment and other related charges			14,787	278,261	
	2,515,061	2,241,999	1,916,590	2,209,076	1,973,527
Income from continuing operations before other income (expenses), income taxes and minority interest	178,995	138,579	218,755	11	255,007
Other income (expenses):					
Interest expense	(50,800)	(60,733)	(54,082)	(46,587)	(56,805)
Impairment of investments		(20,000)	(274,120)		
Equity in earnings of affiliated companies	1,407	812	1,729	5,376	2,806
Other income	390	3,011	5,322	16,635	23,289
Interest income from advances to discontinued lodging segment					16,058
Total other expenses, net	(49,003)	(76,910)	(321,151)	(24,576)	(14,652)
Income (loss) from continuing operations before income taxes and minority interest	129,992	61,669	(102,396)	(24,565)	240,355
Income taxes (benefit)	61,502	21,489	(47,238)	21,597	85,064
Minority interest income		1,125			
Income (loss) from continuing operations	$ 68,490	$ 39,055	$ (55,158)	$ (46,162)	$ 155,291
Earnings per share –					
Income (loss) from continuing operations:					
Basic	$ .67	$ .38	$ (.51)	$ (.42)	$ 1.44
Diluted	$ .66	$ .38	$ (.51)	$ (.42)	$ 1.40
Manor Care of America, Inc. dividends per share				$ .04	$ .09
Financial Position					
Total assets	$ 2,424,071	$ 2,358,468	$ 2,289,777	$ 2,722,727	$ 2,568,368
Long-term debt	715,830	644,054	687,502	693,180	751,281
Shareholders' equity	1,046,538	1,012,729	980,037	1,199,168	1,163,029
Other Data (Unaudited)					
Number of skilled nursing and assisted living facilities	368	354	346	360	335

The financial results represent the combined results of Health Care and Retirement Corporation, or HCR, and Manor Care of America, Inc., or MCA, for all periods presented. For 1998 and forward, the financial information is based on a year ended December 31. For 1997, HCR's financial information for the year ended December 31, 1997 was combined with MCA's financial information for the 12 months ended November 30, 1997 due to different fiscal year ends.

We changed our method of accounting for our investment in In Home Health, Inc., or IHHI, over the past five years due to changes in ownership or control. We consolidated IHHI's financial results in 2001, 2000 and 1997 and recorded them under the equity method in 1999 and 1998. See Note 1 to our consolidated financial statements for further discussion of the change from the equity method to consolidation of IHHI in 2000. We changed from consolidation to the equity method of accounting for IHHI in 1998 as a result of modifications to a preferred stock agreement that changed our voting rights related to our preferred stock ownership. IHHI's results are not included on the individual line items when recording under the equity method. For a consistent trend, you must add the amounts above with IHHI's revenues of $84.3 million for 1999 and $87.7 million for 1998, and IHHI's operating expenses of $72.2 million for 1999 and $83.7 million for 1998.

On November 1, 1996, MCA completed the spin-off of its lodging segment, and the financial results above reflect this segment as a discontinued operation. MCA recorded interest income in 1997 related to cash advances provided to this segment.

Shareholder Assistance

If you have questions about your account or your shares of Manor Care stock, please contact our stock transfer agent, National City Bank.

National City Bank
Corporate Trust Operations
3rd Floor – North Annex
4100 W. 150th Street
Cleveland, Ohio 44135
Phone: (800) 622-6757
Fax: (216) 257-8508

Mailing address:
P.O. Box 92301
Cleveland, Ohio 44193-0900

Corporate Headquarters

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604

Mailing address:
P.O. Box 10086
Toledo, Ohio 43699-0086

Phone: (419) 252-5500
Internet Website at www.hcr-manorcare.com
E-mail: info@hcr-manorcare.com

Common Stock

The company's common stock is traded under the symbol "HCR" on the New York Stock Exchange, which is the principal market on which the stock is traded.

The high, low and closing prices of our stock on the New York Stock Exchange for 2001 and 2000 were as follows:

2001			
Quarter ended	High	Low	Close
March 31	25.0000	17.3125	20.4000
June 30	31.7500	18.9900	31.7500
Sept. 30	34.5000	23.9000	28.1000
Dec. 31	29.1500	20.4500	23.7100

2000			
Quarter ended	High	Low	Close
March 31	17.3750	8.2500	13.5000
June 30	13.7500	6.5000	7.0000
Sept. 30	16.1875	6.8750	15.6875
Dec. 31	21.1875	13.4375	20.6250

No cash dividends have been declared or paid on common stock.

Stock Ownership

The number of shareholders of record on January 31, 2002, was 3,171. Approximately 94 percent of the outstanding shares were registered in the name of Depository Trust Company, or CEDE, which held these shares on behalf of several hundred brokerage firms, banks and other financial institutions. We believe that the shares attributed to these financial institutions represent the interests of more than 21,000 beneficial owners.

Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m. on Tuesday, May 7, 2002, in the auditorium adjacent to the lobby at One SeaGate, Toledo, Ohio.

Form 10-K

A copy of the company's annual report on Form 10-K for 2001 filed with the Securities and Exchange Commission may be obtained without charge after March 31, 2002, by contacting Manor Care Shareholder Services at P.O. Box 10086, Toledo, Ohio 43699-0086.

Independent Auditors

Ernst & Young LLP
One SeaGate – 12th Floor
Toledo, Ohio 43604

Board of Directors

Paul A. Ormond
Chairman, President and Chief Executive Officer of Manor Care, Inc.

Stewart Bainum, Jr. [(4)]
Chairman of the Board of Choice Hotels International, Rockville, Maryland

Joseph H. Lemieux [(2*)(3)]
Chairman and Chief Executive Officer of Owens-Illinois, Inc., Toledo, Ohio

William H. Longfield [(2)(3*)]
Chairman and Chief Executive Officer of C.R. Bard, Inc., Murray Hill, New Jersey

Frederic V. Malek [(2)(4)]
Chairman of Thayer Capital Partners, Washington, D.C.

John T. Schwieters [(1)(3)]
Vice Chairman of Perseus, LLC, Washington, D.C.

Robert G. Siefers [(3)]
Vice Chairman of National City Corporation, Cleveland, Ohio

M. Keith Weikel [(4)]
Senior Executive Vice President and Chief Operating Officer of Manor Care, Inc.

Gail R. Wilensky [(1)(4*)]
John M. Olin Senior Fellow at Project HOPE, Bethesda, Maryland

Thomas L. Young [(1*)(2)(3)]
Executive Vice President, Administration and General Counsel of Owens-Illinois, Inc., Toledo, Ohio

(1) Audit Committee
(2) Compensation Committee
(3) Governance Committee
(4) Quality Committee
* Committee Chairperson

Corporate Officers

Paul A. Ormond
Chairman, President and Chief Executive Officer

M. Keith Weikel
Senior Executive Vice President and Chief Operating Officer

Geoffrey G. Meyers
Executive Vice President and Chief Financial Officer

R. Jeffrey Bixler
Vice President, General Counsel and Secretary

Steven M. Cavanaugh
Vice President, Director of Corporate Development

William J. Chenevert
Vice President, Director of Operations Support

Nancy A. Edwards
Vice President, General Manager, Central Division

R. Michael Ferguson
Vice President, Procurement

Larry R. Godla
Vice President, Development and Construction

John K. Graham
Vice President, Director of Rehabilitation Services

Jeffrey A. Grillo
Vice President, General Manager, Mid-Atlantic Division

Douglas G. Haag
Vice President, Treasurer

J. Susan Hines
Vice President, Director of Marketing and Medical Specialties Services

William H. Kinschner
Vice President, Director of Management Support Services

David B. Lanning
Vice President, Development

Barry A. Lazarus
Vice President, Director of Reimbursement

Larry C. Lester
Vice President, General Manager, Midwest Division

Spencer C. Moler
Vice President, Controller

O. William Morrison
Vice President, General Manager, Eastern Division

Wade B. O'Brian
Vice President, Director of Human Resources and Labor Relations

James P. Pagoaga
Vice President, Rehabilitation Services

Richard W. Parades
Vice President, General Manager, Mid-States Division

John I. Remenar
Vice President, Director of Financial Services

F. Joseph Schmitt
Vice President, General Manager, Southern Division

Joyce C. Smith
Vice President, Director of Clinical Services

Ronald P. Traupane
Vice President, Interior Design and Architecture

Deborah J. Workman
Vice President, Director of Information Services

JoAnn Young
Vice President, General Manager, Assisted Living Division

Summary of Quarterly Results (Unaudited)

	Year ended December 31, 2001				
	First	Second	Third	Fourth	Year
	(In thousands, except per share amounts)				
Revenues	$ 638,193	$ 663,336	$ 687,639	$ 704,888	$ 2,694,056
Income before other income (expenses), income taxes and minority interest	53,582	60,396	61,621	3,396	178,995
Net income (loss)	24,983	30,212	31,218	(17,923)	68,490
Earnings per share – net income (loss):					
Basic	$ .24	$ .30	$ .31	$ (.18)	$ .67
Diluted	$ .24	$ .29	$ .30	$ (.18)	$ .66

	Year ended December 31, 2000				
	First	Second	Third	Fourth	Year
Revenues	$ 569,918	$ 581,247	$ 604,531	$ 624,882	$ 2,380,578
Income before other income (expenses), income taxes and minority interest	11,506	28,805	45,955	52,313	138,579
Net income (loss)	(783)	(3,429)	20,373	22,894	39,055
Earnings per share – net income (loss):					
Basic and diluted	$ (.01)	$ (.03)	$ .20	$ .22	$ .38

In the fourth quarter of 2001, the Company recorded three charges. First, the Company recorded general and professional liability expense of $38.0 million ($23.6 million after tax) that related to a change in estimate for claims in policy periods prior to June 2000. Second, the Company recorded income tax expense of $12.0 million related to its final resolution with the Internal Revenue Service for corporate-owned life insurance. Third, the Company recorded $24.6 million of expense ($15.2 million after tax) due to an arbitration decision that requires the Company to pay damages and certain related amounts to NeighborCare Pharmacy Services.

In the first quarter of 2000, the Company recorded general and professional liability expense of $33.6 million ($21.5 million after tax) that related to a change in estimate incorporating industry experience. In the second quarter of 2000, the Company reduced the basis of its investment in Genesis preferred stock and another Genesis investment by $20.0 million ($12.8 million after tax).

See Management's Discussion and Analysis for further discussion of these items.

	2001	2000	1999	1998	1997
	(In thousands, except per share and other data)				
Results of Operations					
Revenues	$ 2,694,056	$ 2,380,578	$ 2,135,345	$ 2,209,087	$ 2,228,534
Expenses:					
Operating	2,271,808	2,016,764	1,697,459	1,715,575	1,760,923
General and administrative	115,094	104,027	89,743	96,017	99,881
Depreciation and amortization	128,159	121,208	114,601	119,223	112,723
Provision for restructuring charge, merger expenses, asset impairment and other related charges			14,787	278,261	
	2,515,061	2,241,999	1,916,590	2,209,076	1,973,527
Income from continuing operations before other income (expenses), income taxes and minority interest	178,995	138,579	218,755	11	255,007
Other income (expenses):					
Interest expense	(50,800)	(60,733)	(54,082)	(46,587)	(56,805)
Impairment of investments		(20,000)	(274,120)		
Equity in earnings of affiliated companies	1,407	812	1,729	5,376	2,806
Other income	390	3,011	5,322	16,635	23,289
Interest income from advances to discontinued lodging segment					16,058
Total other expenses, net	(49,003)	(76,910)	(321,151)	(24,576)	(14,652)
Income (loss) from continuing operations before income taxes and minority interest	129,992	61,669	(102,396)	(24,565)	240,355
Income taxes (benefit)	61,502	21,489	(47,238)	21,597	85,064
Minority interest income		1,125			
Income (loss) from continuing operations	$ 68,490	$ 39,055	$ (55,158)	$ (46,162)	$ 155,291
Earnings per share –					
Income (loss) from continuing operations:					
Basic	$ .67	$ .38	$ (.51)	$ (.42)	$ 1.44
Diluted	$ .66	$ .38	$ (.51)	$ (.42)	$ 1.40
Manor Care of America, Inc. dividends per share				$ .04	$ .09
Financial Position					
Total assets	$ 2,424,071	$ 2,358,468	$ 2,289,777	$ 2,722,727	$ 2,568,368
Long-term debt	715,830	644,054	687,502	693,180	751,281
Shareholders' equity	1,046,538	1,012,729	980,037	1,199,168	1,163,029
Other Data (Unaudited)					
Number of skilled nursing and assisted living facilities	368	354	346	360	335

The financial results represent the combined results of Health Care and Retirement Corporation, or HCR, and Manor Care of America, Inc., or MCA, for all periods presented. For 1998 and forward, the financial information is based on a year ended December 31. For 1997, HCR's financial information for the year ended December 31, 1997 was combined with MCA's financial information for the 12 months ended November 30, 1997 due to different fiscal year ends.

We changed our method of accounting for our investment in In Home Health, Inc., or IHHI, over the past five years due to changes in ownership or control. We consolidated IHHI's financial results in 2001, 2000 and 1997 and recorded them under the equity method in 1999 and 1998. See Note 1 to our consolidated financial statements for further discussion of the change from the equity method to consolidation of IHHI in 2000. We changed from consolidation to the equity method of accounting for IHHI in 1998 as a result of modifications to a preferred stock agreement that changed our voting rights related to our preferred stock ownership. IHHI's results are not included on the individual line items when recording under the equity method. For a consistent trend, you must add the amounts above with IHHI's revenues of $84.3 million for 1999 and $87.7 million for 1998, and IHHI's operating expenses of $72.2 million for 1999 and $83.7 million for 1998.

On November 1, 1996, MCA completed the spin-off of its lodging segment, and the financial results above reflect this segment as a discontinued operation. MCA recorded interest income in 1997 related to cash advances provided to this segment.

Manor Care, Inc.
333 N. Summit Street
Toledo, Ohio 43604
(419) 252-5500